Exhibit 99.2

EXECUTION COPY

AMENDED AND RESTATED CREDIT AGREEMENT

dated as of  June 16, 2009,

among

BROOKFIELD INFRASTRUCTURE L.P.,

as the Borrower,

THE GUARANTORS PARTY HERETO,

THE FINANCIAL INSTITUTIONS AND OTHER PERSONS FROM TIME TO TIME PARTIES HERETO,

as the Existing Lenders,

THE FINANCIAL INSTITUTIONS AND OTHER PERSONS FROM TIME TO TIME
PARTIES HERETO,

as the Lenders,

CITICORP NORTH AMERICA, INC.,

as the Administrative Agent,

and

LEAD ARRANGERS &
BOOK RUNNERS:

CITIBANK, N.A., CREDIT SUISSE, TORONTO BRANCH,
HSBC BANK CANADA, &
ROYAL BANK OF CANADA

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Page
SCHEDULE I	- Percentages; LIBOR Office; Applicable Lending Office
SCHEDULE II	- Amendment Closing Date Projects
SCHEDULE III	- Environmental and Social Policy Guidelines
SCHEDULE IV	Generally Accepted Accounting Principles

SCHEDULE 7.01(b)	- Subsidiaries
SCHEDULE 7.01(c)	- Non-Controlled Project Entities
SCHEDULE 7.20	- Capitalization
SCHEDULE 7.24	- Project Level Indebtedness Documents

EXHIBIT A	- Form of Note
EXHIBIT B	- Form of Borrowing Request
EXHIBIT C	- Form of Lender Assignment Agreement
EXHIBIT D	- Form of Compliance Certificate
EXHIBIT E	- Form of Joinder Agreement
EXHIBIT F	- Terms of Subordination

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AMENDED AND RESTATED CREDIT AGREEMENT

 THIS AMENDED AND RESTATED CREDIT AGREEMENT, dated as of June 16, 2009, is made by and among BROOKFIELD INFRASTRUCTURE L.P. (the “Borrower”), a Bermuda limited partnership, each of the entities under the caption “GUARANTORS” on the signature pages hereto, CITIBANK, N.A., CREDIT SUISSE, TORONTO BRANCH, HSBC BANK CANADA, HSBC BANK USA, N.A., TORONTO BRANCH, ROYAL BANK OF CANADA AND THE ROYAL BANK OF SCOTLAND PLC, as lenders under the Existing Credit Agreement (as defined below) (the “Existing Lenders”), CITIBANK, N.A., CREDIT SUISSE, TORONTO BRANCH, HSBC BANK CANADA AND ROYAL BANK OF CANADA and other Persons from time to time parties hereto as lenders (the “Lenders”), CITICORP NORTH AMERICA, INC., as the administrative agent for the Lenders (in such capacity, the “Administrative Agent”), and CITIBANK, N.A., CREDIT SUISSE, TORONTO BRANCH, HSBC BANK CANADA AND ROYAL BANK OF CANADA, as the Lead Arrangers (collectively, the “Arrangers”) and Book Runners (collectively, the “Book Runners”).

W I T N E S S E T H:

WHEREAS, the Borrower, the Guarantors, the Existing Lenders and the Administrative Agent are parties to the Credit Agreement dated as of June 13, 2008 (as amended, modified, supplemented and in effect immediately prior to the effectiveness of this Agreement, the “Existing Credit Agreement”) providing for extensions of credit by the Lenders to the Borrower in an aggregate principal amount of up to $450,000,000; and

WHEREAS, the parties to the Existing Credit Agreement have agreed to amend the Existing Credit Agreement in certain respects and to restate the Existing Credit Agreement in its entirety as so amended as provided herein (as amended and restated pursuant hereto, the “Credit Agreement”);

ACCORDINGLY, the parties hereto agree that on the Amendment Closing Date (as defined below), the Existing Credit Agreement shall be amended and restated in its entirety to read as follows and that from and after the Amendment Closing Date (and the extensions of credit to be made on the Amendment Closing Date), the Existing Lenders that are not named as “Lenders” hereunder shall cease to be parties to this Agreement, but shall remain entitled to the benefits of the Existing Credit Agreement to the extent provided herein or therein:

ARTICLE I
DEFINITIONS AND ACCOUNTING TERMS

Section 1.01 Defined Terms.  The following terms when used in this Agreement, including its preamble and recitals, shall, except where the context otherwise requires, have the following meanings:

 “Acquisition” means any transaction or series of related transactions for the purpose of, or resulting directly or indirectly in, (a) the acquisition of all or substantially all of the assets of a Person, or of any business or division of a Person, or (b) the acquisition of any Equity Interests in any Person or otherwise causing any Person to become a Subsidiary or Non-Controlled Project Entity of the Borrower or any Guarantor.

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 “Adjusted Base Rate” means, for any day, a rate per annum equal to the greater of (a) the Base Rate in effect on such day, and (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1%.  Any change in the Adjusted Base Rate due to a change in the Base Rate or the Federal Funds Effective Rate shall be effective from and including the effective date of such change in the Base Rate or the Federal Funds Effective Rate, respectively.

 “Adjusted LIBO Rate” means, with respect to any LIBO Rate Loan for any Interest Period, an interest rate per annum equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

 “Administrative Agent” is defined in the preamble and includes each other Person appointed as the successor Administrative Agent pursuant to Section 12.06.

 “Administrative Agent’s Fee Letter” means the confidential fee letter, dated the Closing Date, between the Borrower and the Administrative Agent.

 “Advance” has the meaning specified in Section 2.01(a).

 “Affected Lender” is defined in Section 4.11.

 “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such first Person.

 “Affiliate Subordinated Debt” means (i) unsecured Financial Indebtedness of an Obligor, a Project Company or Project Holding Company owing to BAM or Affiliates of BAM that is expressly subordinated to the payment of the Loans on the terms set forth in Exhibit F or (ii) unsecured Financial Indebtedness of any Subsidiary of the Borrower, Project Company or Project Holding Company owing to the Borrower or any Guarantor.

 “Affiliate Transaction” is defined in Section 10.05.

 “Agents” means, collectively, the Collateral Agent and the Administrative Agent.

 “Agreement” means, on any date, this Agreement as amended and restated hereby and as hereafter from time to time amended, supplemented, amended and restated or otherwise modified from time to time in accordance with the terms hereof and in effect on such date.

 “Amendment Closing Date” means the date on which the conditions precedent set forth in Section 6.03 shall have been satisfied or waived by all of the Lenders and, with respect to the closing condition set forth in Section 6.03(e), RBS.

 “Applicable Law” means any constitution, statute, law, rule, regulation, ordinance, judgment, order, decree or Governmental Approval, or any published directive or requirement which has the force of law, or other governmental restriction which has the force of law, or any determination by, or interpretation of any of the foregoing by, any judicial authority, applicable to and/or binding on a given Person or any Project, as the context may require, whether in effect as of the Closing Date or thereafter and in each case as amended.

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 “Applicable Lending Office” means the office of a Lender designated as its “Applicable Lending Office” on Schedule I or in a Lender Assignment Agreement, or such other office of such Lender (or of an Affiliate of such Lender) as may be designated from time to time by notice from such Lender to the Administrative Agent and the Borrower.

 “Applicable Margin” means a rate per annum equal to 3.50%, in the case of LIBO Rate Loans, and (b) 2.50% in the case of Base Rate Loans; provided that, in the case of any Loans then outstanding, such rates shall increase by 0.25% on each of June 15, 2010, September 15, 2010, December 15, 2010 and March 15, 2011 (for a maximum increase to the Applicable Margin of 1.00%).

 “Approved Electronic Communications” means each Communication that any Obligor is obligated to, or otherwise chooses to, provide to either Agent pursuant to any Financing Document or the transactions contemplated therein, including any financial statement, financial and other report, notice, request, certificate and other information material; provided that, solely with respect to delivery of any such communication by any Obligor to such Agent, and without limiting or otherwise affecting either such Agent’s right to effect delivery of such communication by posting such communication to the Approved Electronic Platform or the protections afforded hereby to such Agent in connection with any such posting, the term “Approved Electronic Communication” shall exclude (a) any Borrowing Request, (b) any notice of optional prepayment pursuant to Section 3.01(b) and any other notice relating to the payment of any principal or other amount due under any Financing Document prior to the scheduled date therefor, (c) all notices of any Default or Event of Default and (d) any notice, demand, communication, information, document and other material required to be delivered to satisfy any of the conditions set forth in Article VI or any other condition to any Credit Extension or any condition precedent to the effectiveness of this Agreement.

 “Approved Electronic Platform” has the meaning set forth in Section 12.08(a).

 “Approved Fund” means any Person (other than a natural Person) that (a) is or will be engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business and (b) is administered or managed by a Lender, an Affiliate of a Lender or a Person or an Affiliate of a Person that administers or manages a Lender.

 “Approved Jurisdiction” means the jurisdictions listed on Schedule IV hereto and any other jurisdiction the generally accepted accounting principles of which have been approved by the Requisite Lenders pursuant to Section 8.02.

 “Arrangers” is defined in the preamble.

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 “Asset Disposition” means the sale, lease (as lessor), transfer (as transferor) or other disposition of any Property or assets or receipt of any Project Contract Buyout (other than to an Obligor), other than:

(1) the sale of inventory or other goods or services in the ordinary course of business (for the avoidance of doubt, no Asset Disposition of all or substantially all of a Project shall be deemed to be in the ordinary course of business); or

(2) Property (other than the Property described in clause (1) above) which in the good faith judgment of the Borrower, the Guarantors or any Project Company is worn out, obsolete, uneconomic or no longer useful or necessary in connection with the operation of a Project.

 “Australian Equitable Mortgage of Securities I” shall mean the Equitable Mortgage of Securities, dated as of December 8, 2008, by BIP Bermuda Holdings I Limited, a Bermuda limited liability company, in favor of the Collateral Agent in respect of the Equity Interests of Brookfield Infrastructure Long Bay Holdings Pty Ltd.

 “Australian Equitable Mortgage of Securities II” shall mean the Equitable Mortgage of Securities, dated as of January 16, 2009, by Brookfield Infrastructure Long Bay Holdings Pty Ltd, an Australian limited liability company, in favor of the Collateral Agent in respect of the Equity Interests of Brookfield Infrastructure Long Bay Investments Pty Ltd.

 “Australian Equitable Mortgage of Securities III” shall mean the Equitable Mortgage of Securities, dated as of December 8,  2008, by BIP Bermuda Holdings I Limited, a Bermuda limited liability company, in favor of the Collateral Agent in respect of the Equity Interests of Brookfield Infrastructure Showgrounds Holdings Pty Ltd.

 “Australian Equitable Mortgage of Securities IV” shall mean the Equitable Mortgage of Securities, dated as of February 6, 2009, by Brookfield Infrastructure Showgrounds Holdings Pty Ltd, an Australian limited liability company, in favor of the Collateral Agent in respect of the Equity Interests of Brookfield Infrastructure Showgrounds Investments Pty Ltd.

 “Australian Equitable Mortgage of Securities V” shall mean the Equitable Mortgage of Securities, dated as of February 6, 2009, by Brookfield Infrastructure Showgrounds Investments Pty Ltd, an Australian limited liability company, in favor of the Collateral Agent in respect of the Equity Interests of Brookfield Infrastructure Showgrounds Pty Ltd.

 “Australian Fixed Floating Charge I” shall mean the Fixed Floating Charge, dated December 8, 2008, by Brookfield Infrastructure Long Bay Holdings Pty Ltd, an Australian limited liability company, in favor of the Collateral Agent.

 “Australian Fixed Floating Charge II” shall mean the Fixed Floating Charge, dated December 8, 2008, by Brookfield Infrastructure Showgrounds Holdings Pty Ltd, an Australian limited liability company, in favor of the Collateral Agent.

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 “Australian Fixed Floating Charge III” shall mean the Fixed Floating Charge, dated February 6, 2009, by Brookfield Infrastructure Showgrounds Investments Pty Ltd, an Australian limited liability company, in favor of the Collateral Agent.

 “Australian Security Documents” shall mean the Australian Equitable Mortgage of Securities I, the Australian Equitable Mortgage of Securities II, the Australian Equitable Mortgage of Securities III, the Australian Equitable Mortgage of Securities IV, the Australian Equitable Mortgage of Securities V, the Australian Fixed Floating Charge I, the Australian Fixed Floating Charge II, the Australian Floating Charge III and any filing, registrations, recording or similar instruments or documents necessary or required in connection therewith by the Collateral Agent or any other Secured Party to record, perfect or otherwise evidence the security interest in the Collateral pledged thereunder.

 “Authorized Officer” of any Person means the individual or individuals duly authorized to act on behalf of such Person as designated from time to time in a certificate of such Person (including the certificate delivered pursuant to Section 6.01(b)(ii)(D)) with specimen signatures of such individual or individuals or, in the case of actions taken by any other officer of such Person in respect of a Default, such other officer who in the normal performance of his or her operational duties would have knowledge of the subject matter relating to such Default.

 “Availability Period” means the period from and including the Amendment Closing Date to but excluding the Commitment Termination Date.

 “BAM” means Brookfield Asset Management Inc., an Ontario corporation.

 “Barbados Charge over Assets” means the Charge, dated as of the Closing Date, by Brookfield Infrastructure Partners Capital Management SRL, a Barbardos international society with restricted liability, in favor of the Collateral Agent.

 “Barbados Security Documents” shall mean the Barbados Charge over Assets and the Barbados Charge over Quotas and any filing, registrations, recording or similar instruments or documents necessary or required in connection therewith by the Collateral Agent or any other Secured Party to record, perfect or otherwise evidence the security interest in the Collateral pledged thereunder.

 “Barbados Charge over Quotas” means the Charge over Quotas, dated as of the Closing Date, by the Borrower, in favor of the Collateral Agent.

 “Base Rate” means for any day, a rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to the greater of (a) the Prime Rate in effect on such day and (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1%.  For purposes hereof:  “Prime Rate” shall mean the prime lending rate as set forth on the British Banking Association Telerate Page 5 (or such other comparable publicly available page as may, in the reasonable opinion of the Administrative Agent after notice to the Borrower, replace such page for the purpose of displaying such rate if such rate no longer appears on the British Bankers Association Telerate Page 5), as in effect from time to time.  The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually available.  Any change in the Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective as of the opening of business on the effective day of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.

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 “Base Rate Loan” means a Loan bearing interest at a fluctuating rate determined by reference to the Adjusted Base Rate.

 “BIP” means Brookfield Infrastructure Partners L.P., a Bermuda limited partnership.

 “BIG” means Brookfield Infrastructure GP L.P., a Bermuda limited partnership.

 “Board” means the Board of Governors of the Federal Reserve System of the United States.

 “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the board of directors of the general partner of the partnership or any committee duly authorized and empowered to take action on behalf of such partnership by the partnership agreement of such partnership;

(3) with respect to a limited liability company, the managing member or manager or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

 “Book Runners” is defined in the preamble.

 “Borrower” is defined in the preamble.

 “Borrowing Request” means a Loan request and certificate duly executed by an Authorized Officer of the Borrower substantially in the form of Exhibit B hereto.

 “Brazilian Bank Account Pledge Agreement” means the Bank Account Pledge Agreement, dated as of June 8, 2009 by BIP Netherlands Holdings B.V., a limited liability company, in favor of the Collateral Agent.

 “Brazilian Security Documents” shall mean the Brazilian Bank Account Pledge Agreement and any filing, registrations, recording or similar instruments or documents necessary or required in connection therewith by the Collateral Agent or any other Secured Party to record, perfect or otherwise evidence the security interest in the Collateral pledged thereunder.

 “BUC” means Brookfield US Corporation, a Delaware corporation.

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 “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Luxembourg, New York City or Toronto, Canada are authorized or required by law to remain closed; provided that when used in connection with a LIBO Rate Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in Dollar deposits in the London interbank market.

 “Canco” means Trilon Bancorp Inc., an Ontario corporation.

 “Cancosub Holdco” means Brookfield Canada Infrastructure Holdings Inc., an Ontario corporation.

 “Capital Expenditures” means, for any Person, any expenses that are capitalized on such Person’s balance sheet in accordance with GAAP.

 “Capital Stock” means:

(1) in the case of a corporation, corporate stock and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person including, all warrants, options or other rights to acquire any of the foregoing, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

 “Cash Equivalents” means:

(1) lawful currency of any country;

(2) securities issued or directly and fully and unconditionally guaranteed or insured by the government or any agency or instrumentality of the United States or Canada whose legal tender has maturities of not more than 12 months from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of twelve (12) months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve (12) months and overnight bank deposits, in each case, with any Lender or with any commercial bank having capital and surplus in excess of $1,000,000,000;

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(4) commercial paper maturing within twelve (12) months after the date of acquisition and having a rating of at least A-l from Moody’s or P-l from S&P;

(5) readily marketable direct obligations issued by any state of the United States or Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of twelve (12) months or less from the date of acquisition; and

(6) investment in funds which invest substantially all of their assets in Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

 “Cash Flow” means, for any period:

(1) with respect to the Borrower and the Guarantors, the Net Income of the Borrower and the Guarantors, (i) plus, to the extent decreasing such Net Income:  (a) Management Fees, (b) interest expense on Financial Indebtedness of the Borrower and the Guarantors payable during such period, (c) depreciation, depletion, amortization and other non-cash charges expensed during such period, and (d) dividends paid on preferred stock and (ii) plus (or minus) deferred taxes, net cash settlements on Hedge Agreements and changes in Working Capital; and

(2) without duplication of clause (1), with respect to any Project Company or Project Holding Company and their respective Subsidiaries, the Consolidated Net Income of such Project Company or Project Holding Company and its respective Subsidiaries, to the extent decreasing (or increasing) such Consolidated Net Income: (1) plus, (a) depreciation, depletion and amortization and other non-cash charges expensed during such period, (b) other non cash provisions, (c) proceeds, net of gains, from sales of HBU properties, (d) dividends paid on preferred stock and (e) Management Fees, (ii) plus (or minus) deferred taxes, net cash settlements on Hedge Agreements and changes in Working Capital, (iii) minus Maintenance Capex and (iv) minus principal amortization in respect of Financial Indebtedness other than with respect to Hedge Agreements (except to the extent paid as the result of a refinancing or replacement thereof in a comparable amount).

 “Category A Asset” means a Project whose operations are likely to have, in the reasonable determination of any Lender, potential significant adverse social or environmental impacts that are diverse, irreversible or unprecedented.

 “Change in Control” means the failure of BAM and/or its Affiliates to own or control more than 50% of the Capital Stock having full voting rights of the general partner of the Borrower and to provide substantially the same services to the Borrower and its Subsidiaries as provided under the Master Services Agreement, as it may be amended, modified or supplemented from time to time in accordance with the terms of this Agreement.

 “Closing Date” means June 13, 2008.

 “Code” means the Internal Revenue Code of 1986, and the applicable regulations thereunder, in each case as amended, reformed or otherwise modified from time to time.

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 “Collateral” means all collateral pledged, or in respect of which a lien is granted, pursuant to the Security Documents.

 “Collateral Agency Agreement” means the Collateral Agency and Intercreditor Agreement, dated as of the Closing Date, among the Collateral Agent, the Administrative Agent and the Secured Parties referred to therein.

 “Collateral Agent” means HSBC Bank USA, National Association, in its capacity as collateral agent for the Secured Parties.

 “Collateral Agent’s Fee Letter” means the confidential fee letter, dated as of the Closing Date between the Borrower and the Collateral Agent.

 “Commitment” means, the commitment of each Lender to make or maintain outstanding Advances from and after the Amendment Closing Date in an amount equal to such Lender’s Percentage of the Commitment Amount.

 “Commitment Amount” means Two Hundred Million Dollars ($200,000,000).

 “Commitment Termination Date” means the earliest of (i) June 16, 2010, (ii) the Maturity Date, or (iii) the date of termination of the Commitments pursuant to Section 11.02 or 11.03.

 “Compliance Certificate” means a certificate duly completed and executed by an Authorized Officer of the Borrower, substantially in the form of Exhibit D hereto, together with such changes thereto as the Administrative Agent may from time to time reasonably request for the purpose of monitoring Cash Flow, Net Worth, Liquidity, Debt Ratio and Interest Coverage Ratio.

 “Consolidated Net Income” shall mean, for any period for any Person, the consolidated net income (loss) of such Person for such period, determined on a consolidated basis in accordance with GAAP.

 “Continuation/Conversion Notice” means a notice of continuation or conversion and certificate duly executed by an Authorized Officer of the Borrower, which such notice shall specify the type and class of Loans to be continued or converted, the amount thereof and, if such Loan is to be continued as or converted to a LIBO Rate Loan, the applicable Interest Period therefor, and shall otherwise be in form and substance satisfactory to the Administrative Agent.

 “Contractual Obligation” means, as applied to any Person, any provision of any indenture, mortgage, deed of trust, credit agreement, contract, undertaking or other agreement or instrument to which such Person is a party or to which such Person or any of its assets is subject.

 “Control” means the possession directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlled” and “Controlling” have meanings correlative thereto.

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 “Controlled Project Entity” means a Project Holding Company or Project Company, the majority of the Equity Interests of which are owned, directly or indirectly, by the Borrower or any Affiliate, or BAM or any Affiliate of BAM (taken together) or which is otherwise Controlled by the Borrower or any Affiliate, or BAM or any Affiliate of BAM (taken together).

 “Credit Extension” means, the making of Loans by the Lenders on the same Business Day pursuant to a Borrowing Request in accordance with Section 2.03.

 “Credit Parties” means, collectively, the Lenders, the Collateral Agent and the Administrative Agent, any Affiliate of the foregoing and each of their respective successors, transferees and assigns.

 “Cypriot Contract of Pledge of Shares” means the Contract of Pledge of Share Certificates, dated as of the Closing Date by the Borrower and Trilon in favor of the Collateral Agent.

 “Cypriot Security Documents” shall mean the Cypriot Contract of Pledge of Shares and any filing, registrations, recording or similar instruments or documents necessary or required in connection therewith by the Collateral Agent or any other Secured Party to record, perfect or otherwise evidence the security interest in the Collateral pledged thereunder.

 “Debt Issuance” shall mean any incurrence of any Financial Indebtedness.

 “Debt Ratio” means, at any date of determination, the ratio of (i) the Financial Indebtedness (other than Affiliate Subordinated Debt and other than Financial Indebtedness in respect of any Hedge Agreement) of the Borrower and the Guarantors outstanding on such date to (ii) the Proportionate Cash Flow for the twelve (12) calendar months ending on the last day of the Fiscal Quarter ending on or immediately prior to such date.  For purposes of computing the Debt Ratio, any acquisition made prior to the Amendment Closing Date or any other Acquisition (including, in each case, any purchase price adjustments relating thereto) or Asset Dispositions during such twelve-month period shall be deemed to have been consummated on the first day of such period, and the Proportionate Cash Flow adjusted accordingly.

 “Default” means any Event of Default or any condition, occurrence or event which, after notice or lapse of time or both, would constitute an Event of Default.

 “Disbursement” is defined in Section 2.06(c).

 “Disbursement Date” is defined in Section 2.06(c).

 “Dollar” and the sign “$” mean lawful money of the United States.

 “Dutch Bank Account Pledge” shall mean the Deed of Disclosed Pledge of Bank Account Receivables, dated as of October 10, 2008, by BIP Netherlands Holdings B.V., a Dutch private limited liability company, in favor of the Collateral Agent as rectified by the Deed of Rectification of the Deed of Disclosed Pledge of Bank Account Receivables, dated as of October 30, 2008, by BIP Netherlands Holdings B.V., in favor of the Collateral Agent.

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 “Dutch Security Documents” shall mean the Dutch Share Pledge, the Dutch Bank Account Pledge and any filing, registrations, recording or similar instruments or documents necessary or required in connection therewith by the Collateral Agent or any other Secured Party to record, perfect or otherwise evidence the security interest in the Collateral pledged thereunder.

 “Dutch Share Pledge” shall mean the Deed of Disclosed Pledge of Registered Shares, dated as of October 10, 2008, with respect to the shares in the capital of BIP Netherland Holdings B.V. by BIP Luxembourg Holdings S.à.r.l., a Luxembourg private limited liability company, in favor of the Collateral Agent as rectified by the Rectification of the Dutch Deed of Disclosed Pledge of Registered Shares, dated as of October 29, 2008, by BIP Luxembourg Holdings S.à.r.l., in favor of the Collateral Agent.

 “Eligible Asset” means an investment (including Equity Interests and Affiliate Subordinated Debt) in any Project Holding Company (or Project Company, if applicable):  (a) the primary business of which is located in a member country of the Organization for Economic Co-operation and Development, Chile or Brazil, and the long-term sovereign debt rating of which is rated Ba1 or better by Moody’s and BB+ or better by S&P’s (if rated by both) and is in any of the following industries:  (i) gas, water and electricity, including regulated and unregulated generation, transmission and distribution, (ii) renewable resources, including timberlands, hydro electric generation and wind power, (iii) transportation infrastructure, including toll roads, bridges, tunnels, airports, ports, rail, urban transit, ferries and transport related facilities and (iv) social infrastructure, including hospitals, schools, prisons and desalination plants or (b) any other investment approved as an Eligible Asset at or prior to the Acquisition thereof by the Required Lenders, provided, however, in each case, that if the relevant Project of such Project Holding Company or Project Company is or includes a Category A Asset, such investment shall only be an Eligible Asset if, and so long as, from and after the date of Acquisition thereof and so long thereafter as such Project is or includes a Category A Asset, the Borrower complies with the considerations outlined in the Environmental and Social Policy Guidelines (attached as Schedule III hereto) regarding Category A Assets.  For the avoidance of doubt, each Subsidiary of the Borrower and each Non-Controlled Project Entity in existence on the Closing Date constitutes an Eligible Asset.

 “Eligible Assignee” means (i) a Lender, (ii) an Affiliate of a Lender, (iii) an Approved Fund or (iv) any other Person (other than an Ineligible Assignee).

 “Environmental Laws” means any applicable national, provincial, regional or local law, statute, ordinance, rule, regulation, code, principle of common law, license, permit, authorization, approval, consent, order, judgment, decree, injunction, enforceable requirement or agreement with any Governmental Authority relating to the environment (including, without limitation, air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or, to the extent related to exposure to Hazardous Materials, to human health or safety, including, without limitation, statutes, regulations, and rules of common law regulating or imposing liability or standards of conduct with respect to (A) Releases or threatened Releases of Hazardous Materials into the environment, or (B) the exposure to, or use, storage, recycling, treatment, generation, manufacturing, transportation, processing, handling, labeling, production, Release or disposal of any Hazardous Materials in the environment, in each case as amended and as now in effect.

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       “Equity Facility” means the Equity Commitment Agreement, dated as of December 4, 2007 between the Borrower, BAM and BIP as it may be amended, modified or supplemented from time to time in accordance with the terms thereof and of this Agreement.

 “Equity Interests” means any and all shares, interests, participations or other equivalents (however designated) of Capital Stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including without limitation, partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.

 “Equity Issuance” means (a) any issuance or sale by BIP, the Borrower or any of its Subsidiaries or any Non-Controlled Project Entity after the Closing Date of (i) any of its Equity Interests or (ii) any other security or instrument representing its Equity Interests (or the right to obtain any Equity Interests) in any Subsidiary or Non-Controlled Project Entity or (b) the receipt by any Obligor after the Closing Date of any capital contribution (whether or not evidenced by any equity security issued by the recipient of such contribution).

 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto of similar import, together with the applicable regulations thereunder, in each case as in effect from time to time.  References to Sections of ERISA also refer to any successor Sections thereto.

 “ERISA Group” means any Obligor and all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the applicable Obligor, are treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

 “Event of Abandonment” means, with respect to a Project or Projects, the suspension or cessation for a period of at least one hundred eighty (180) consecutive days of all or substantially all of the operational and maintenance activities at such Project or Projects; provided, however, that any such suspension or cessation that arises from an Event of Loss, a requirement of law, an event of force majeure, curtailment or failure to be dispatched, or other bona fide business reasons shall not constitute an Event of Abandonment, in each case, so long as the applicable Project Company is taking commercially reasonable actions to overcome or mitigate the effects of the cause of suspension or cessation so that maintenance and/or operations, as the case may be, can be resumed.  Any period of cessation or suspension shall end on the date that operation and maintenance activities of a substantial nature are resumed.

 “Event of Default” is defined in Section 11.01.

 “Event of Eminent Domain” means any compulsory transfer or taking or transfer under threat of compulsory transfer or taking of any material part of a Project by any Governmental Authority.

 “Event of Loss” means an event which causes all or a portion of a Project to be damaged, destroyed or rendered unfit for normal use for any reason whatsoever, other than an Event of Eminent Domain.

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 “Excess Cash Flow” means, for any period:

(a) all revenues (other than any revenues consisting of Net Cash Proceeds received by the Borrower or any Guarantor from any Event of Loss, Event of Eminent Domain, Asset Disposition, Debt Issuance or Equity Issuance that are required to be applied as a mandatory prepayment pursuant to Section 3.01(c)) of the Borrower and Guarantors received during such period; minus

(b) all Operating Expenses of the Borrower and the Guarantors during such period; minus

(c) principal of, and interest on the Loans, fees and other amounts payable hereunder during such period.

 “Excess Cash Flow Application Date” is defined in Section 3.01(c).

 “Excluded Asset” means any investment or asset other than an Eligible Asset.

 “Exemption Certificate” is defined in clause (ii) of Section 4.06(f).

 “Existing Credit Agreement” is defined in the first recital hereto.

 “Existing Lenders” is defined in the preamble hereto.

 “Existing Project Level Indebtedness” means the Financial Indebtedness existing on the Closing Date incurred by the Project Holding Companies and Project Companies that own or lease the Projects described on Schedule II.

 “Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

 “Fee Letters” means each of the fee letters referred to in Section 3.03.

 “Filing Statements” means all financing statements under the UCC (Form UCC-1), the PPSA or other similar financing statements under any other equivalent legislation in any jurisdiction and termination statements under the UCC (Form UCC-3), the PPSA or other similar termination statements under any other equivalent legislation in any jurisdiction required pursuant to the Financing Documents.

 “Financing Documents” means this Agreement, the Guarantees, the Security Documents and the Fee Letters.

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 “Financial Indebtedness” means, with all of the following:  (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments that bear interest, (c) all reimbursement obligations with respect to letters of credit, bankers’ acceptances, surety bonds and performance bonds, whether or not matured, (d) all obligations for the deferred purchase price of Property or services, other than trade payables incurred in the ordinary course of business that are not overdue by more than one hundred twenty (120) days, (e) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to Property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such Property), (f) all capital lease obligations of such Person, to the extent required to be capitalized on the books of such Person in accordance with GAAP, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any stock or stock equivalents of such Person, valued, in the case of redeemable preferred stock, at the greater of its voluntary liquidation preference and its involuntary liquidation preference plus accrued and unpaid dividends, (h) all obligations of such Person under all Hedge Agreements and (i) any guarantee of or grant of security by such Person in respect of any of the foregoing.  For purposes of this definition, the amount of the obligations of such Person in respect of any Hedge Agreement at any time shall be the maximum aggregate amount (after giving effect to any netting agreements) that such Person would be required to pay if such Hedge Agreement was terminated at such time.

 “Fiscal Quarter” means a quarter ending on the last day of March, June, September or December.

 “Fiscal Year” means any period of twelve (12) consecutive calendar months ending on December 31; references to a Fiscal Year with a number corresponding to any calendar year (e.g., the “2008 Fiscal Year”) refer to the Fiscal Year ending on December 31 of such calendar year.

 “Forestry Project” means any Project, a material portion of the assets or business of which includes timber, foresting or logging.

 “GAAP” means, (a) in the case of the Borrower, US GAAP or IFRS, (b) in the case of any Subsidiary or Non-Controlled Project Entity, existing on the date hereof, the generally accepted accounting principles of the Approved Jurisdiction set forth opposite such Person’s name on Schedule IV hereto, (c) in the case of any other Subsidiary or Non-Controlled Project Entity that relates to a Project Company that conducts its primary business activities in an Approved Jurisdiction, the generally accepted accounting principles of such Approved Jurisdiction or IFRS and (d) in all other case, IFRS or the generally accepted accounting principles required by Section 8.02.

 “Governmental Approvals” means, with respect to any Person (a) any authorization, consent, approval, license, ruling, permit, certification, exemption, filing, variance, order, judgment, decree or publication of, by or with, (b) any notice to, (c) any declaration of, by or with or (d) any registration by or with, any Governmental Authority required to be obtained or made by such Person.

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 “Governmental Authority” means the government of the United States or Canada, any other nation or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” means each guarantee by a Guarantor of the Borrower’s obligations under the Financing Documents.

 “Guarantor” means (i) each Subsidiary of the Borrower listed on the signature pages hereto as a “Guarantor” and (ii) from and after the date of such execution, any other direct or indirect Wholly-Owned Subsidiary of the Borrower that executes a joinder agreement in the form of Exhibit E in accordance with the terms hereof (other than any Project Company and other than any Subsidiary that is prohibited by law or contractual undertaking with an unaffiliated third party from becoming a Guarantor hereunder) and, in the case of the Persons described in clauses (i) and (ii), their respective successors and assigns.

 “Hazardous Material” means any substance, material or waste listed, defined, designated or classified as hazardous, toxic, radioactive, biohazardous, infectious or dangerous, or words of similar meaning under any Environmental Law, including petroleum, petroleum by-products and asbestos-containing materials.

“Hedge Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

 “High Risk Countries” means the following countries:

• Bolivia • Brazil • Cambodia • Cameroon • Central African Republic • China • Colombia • Congo	• Ecuador • Gabon • Ghana • Honduras • Indonesia • Ivory Coast • Laos	• Liberia • Malaysia • Papua New Guinea • Peru • Philippines • Russian Federation • Vietnam

“Immaterial Group of Companies” means, at any date of determination, one or more Subsidiaries of the Borrower (other than the Guarantors) and/or Non-Controlled Project Entities that at such date have an aggregate Cash Flow for the four (4) immediately preceding Fiscal Quarters for which Financial Statements have been delivered, that equals 5% or less of the aggregate Cash Flow of the Borrower and all of its Subsidiaries and Non-Controlled Project Entities for such period.  For the purposes of this definition “Cash Flow” shall be in each case calculated without giving effect to the adjustments for Working Capital as set forth in the definition thereof.

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 “Indemnitee” is defined in Section 13.04.

 “Ineligible Assignee” means a natural Person, any Person that is a sole proprietorship, the Borrower, any Affiliate of the Borrower or any other Person taking direction from, or working in concert with, the Borrower or any of the Borrower’s Affiliates.

 “IFRS” means international financial reporting standards as set forth by the International Accounting Standards Board, as in effect from time to time.

 “Interest Coverage Ratio” means, as of any date of determination, the ratio of (i) the Proportionate Cash Flow for the twelve (12) calendar months ending on the last day of the Fiscal Quarter ending on or immediately prior to such date to (ii) cash interest payable on Financial Indebtedness of the Borrower and the Guarantors for such period (other than Affiliate Subordinated Debt).  For purposes of computing the Interest Coverage Ratio, any acquisition made prior to the Amendment Closing Date or other Acquisition (including, in each case, any purchase price adjustment relating thereto) or Asset Dispositions during such twelve-month period shall be deemed to have been consummated on the first day of such period and the Proportionate Cash Flow and interest payable adjusted accordingly.

 “Interest Payment Date” means (a) with respect to any Base Rate Loan, each the last day of each March, June, September and December and the date of payment of any principal of such Loan and (b) with respect to any LIBO Rate Loan, the last day of each Interest Period therefor and, in the case of any Interest Period that has a duration of more than three (3) months, the day three (3) months after the first day of such Interest Period.

 “Interest Period” means, relative to any LIBO Rate Loan, the period beginning on (and including) the date on which such LIBO Rate Loan is made or continued as, or converted into, a LIBO Rate Loan pursuant to Sections 2.03 or 2.04 and ending on the numerically corresponding day in the calendar month that is one (1), two (2), three (3), or six (6) months, thereafter (as selected by the Borrower in the applicable Borrowing Request or Continuation/Conversion Notice delivered by it pursuant to such Section 2.03 or 2.04, as the case may be, and in the absence of such selection, such Interest Period shall have a duration of three (3) months); provided that (i) any Interest Period that would otherwise end on a day that is not a Business Day shall end on the next succeeding Business Day unless such succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that would otherwise commence before and end after the Maturity Date shall end on the Maturity Date; (iii) each Interest Period that commences on the last Business Day of a calendar month (or on any day for which there is no numerically corresponding day in the appropriate subsequent calendar month) shall end on the last Business Day of the appropriate subsequent calendar month and (iv) the term “Interest Period” shall include any period selected by the Administrative Agent from time to time in accordance with the terms of this Agreement.

  “Lender Assignment Agreement” means an assignment agreement substantially in the form of Exhibit C hereto.

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 “Lenders” is defined in the preamble and includes any Person that becomes a Lender pursuant to Section 13.11.

 “LIBO Rate” means, with respect to any LIBO Rate Loans for any Interest Period, the rate per annum determined on the basis of the rate for deposits in Dollars for a period equal to such Interest Period commencing on the first day of such Interest Period appearing on Reuters Page LIBOR01 (or on any successor or substitute page or service providing rate quotations comparable to those currently provided on such page, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market)  as of 11:00 a.m., London time, two (2) Business Days prior to the beginning of such Interest Period.  In the event that such rate does not appear on Reuters Page LIBOR01 (or otherwise on such screen), the “LIBO Rate” for purposes of this definition shall be determined by reference to such other comparable publicly available service for displaying eurodollar rates as may be selected by the Administrative Agent.

 “LIBO Rate Loan” means a Loan bearing interest, at all times during an Interest Period applicable to such Loan, at a rate of interest determined by reference to the Adjusted LIBO Rate.

 “Lien” means any mortgage, pledge, hypothecation, assignment, mandatory deposit arrangement, encumbrance, security interest, charge, lien (statutory or other), preference, priority or other collateral agency agreement of any kind or nature whatsoever which has the substantial effect of constituting a security interest, including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same effect as any of the foregoing and the filing of any financing statement or similar instrument under the UCC, PPSA or comparable law of any jurisdiction, domestic or foreign.

 “Liquidity” means, at any date of determination, the amount of cash or Cash Equivalents available to the Borrower and/or the Guarantors within ten (10) Business Days from such date from all sources, including without limitation, (i) amounts held in deposit and securities accounts, (ii) amounts available under the Equity Facility and (iii) amounts available under this Agreement.

 “Loan” has the meaning specified in Section 2.01(a).

 “Luxembourg Pledge Agreement” means the Share Pledge Agreement, dated as of the Closing Date, by Brookfield Infrastructure Partners Holdings (Cyprus) Limited (f/k/a Pineworld Limited), a Cypriot limited liability company, in favor of the Collateral Agent.

 “Luxembourg Pledge and Security Agreement” means the Pledge Over Bank Account, dated as of the Closing Date, by BIP Luxembourg Holdings S.á r.l., a Luxembourg private limited liability company, in favor of the Collateral Agent.

 “Luxembourg Pledge and Security Documents” shall mean the Luxembourg Pledge Agreement, the Luxembourg Pledge and Security Agreement and any filing, registrations, recording or similar instruments or documents necessary or required in connection therewith by the Collateral Agent or any other Secured Party to record, perfect or otherwise evidence the security interest in the Collateral pledged thereunder.

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 “Maintenance Capex” means for any period and for any Project Holding Company or Project Company, the consolidated Capital Expenditures of such Project Holding Company or Project Company and its Subsidiaries for such period made in the ordinary course to maintain the revenue generating capability of its existing assets or made in the ordinary course to maintain its existing assets to their then current state or working order.

“Management Fee” means, for any period, the base management fees payable by the
Borrower, any Obligor or any Subsidiary of the Borrower to BAM or any Affiliate of BAM during such period pursuant to the Master Services Agreement.

 “Master Services Agreement” means the Master Services Agreement dated as of December 4, 2007 among the Borrower, BAM, BIP and certain other Subsidiaries of the Borrower, as it may be amended, modified, supplemented or replaced from time to time in accordance with the terms of this Agreement.

 “Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, condition (financial or otherwise), assets or Properties of the Borrower and the Guarantors, taken as a whole, or (b) the ability of the Borrower and the Guarantors to perform their material obligations under the Financing Documents to which the Borrower or the Guarantors are a party, or (c) the validity or enforceability of the Financing Documents or the rights of the Lenders and Agents thereunder.

 “Material Group of Companies” means, at any time, one or more Subsidiaries of the Borrower (other than the Guarantors) and/or Non-Controlled Project Entities, individually or taken together, in which the aggregate Net Investment Amount represents more than 15% of the aggregate Net Investment Amount of all Subsidiaries and Non-Controlled Project Entities at such time.

 “Maturity Date” means June 16, 2011.

 “Moody’s” means Moody’s Investors Service, Inc.

 “Net Cash Proceeds” means (i) gross proceeds received by the Borrower or any Guarantor (net of reasonable costs, expenses and taxes payable or paid with respect to the transaction giving rise to such proceeds, including under any tax sharing agreement or arrangement) with respect to Asset Dispositions, Debt Issuances, Equity Issuance, Event of Loss or Event of Eminent Domain by the Borrower or any Guarantor or with respect to Property and assets of the Borrower and the Guarantors and (ii) any dividends or other distributions of any nature, return of capital or repayment of Affiliate Subordinated Indebtedness received by the Borrower or any Guarantor in connection with any Asset Disposition, Debt Issuance, Equity Issuance, Event of Loss or Event of Eminent Domain by any Subsidiary of the Borrower (other than the Guarantors) or Non-Controlled Project Entity or with respect to the assets or Property thereof.

“Net Income” means the consolidated net income of the Borrower and the Guarantors determined on a consolidated basis in accordance with GAAP, and excluding in any event any Project Holding Company or Project Company.

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 “Net Investment Amount” means, (i) with respect to any Subsidiary of the Borrower and Non-Controlled Project Entity as of the Closing Date, its gross book value, determined in accordance with GAAP; and (ii) with respect to any Eligible Asset or Excluded Asset acquired after the Closing Date, the net Acquisition cost paid by the Borrower or its Subsidiaries in connection with such Acquisition, provided that in the event that the Borrower or BAM or any Affiliate of the Borrower or BAM at any time obtains an arm’s length valuation of any Eligible Asset or Excluded Asset, the Borrower shall certify to the Administrative Agent as to such valuation and from and after such certification the “Net Investment Amount” of such Eligible Asset or Excluded Asset (including those existing on the Closing Date) shall be such valuation as so certified.

“Netting Amount” means base management fees paid by any Project Company, Project
Holding Company or their respective Subsidiaries.

 “Net Worth” means the consolidated book value of equity of the Borrower and the Guarantors, plus the Proportionate Share of the Borrower and the Guarantors of cumulative depreciation, depletion and amortization of all Project Holding Companies or Project Companies and their respective Subsidiaries from and after January 1, 2008, plus Affiliate Subordinated Debt owed by the Obligors to BAM and its Affiliates (other than the Obligors) in an aggregate amount not in excess of $200,000,000, minus the Proportionate Share of the Borrower and the Guarantors of the cumulative Maintenance Capex of all Project Holding Companies and Project Companies and their respective Subsidiaries from and after January 1, 2008.

 “Non-Controlled Project Entity” means a Person of which 50% or less of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfer voting power) to vote in the election of directors, managers or trustees of the Person is at the time owned or controlled, directly or indirectly, by the Borrower or one or more of the Borrower’s Subsidiaries.

 “Non-Domestic Credit Party” means any Lender that is not a “United States person”, as defined under Section 7701(a)(30) of the Code.

 “Non-Excluded Taxes” means any Taxes other than (a) income or franchise Taxes imposed on (or measured by) the overall net income or overall gross receipts of a Lender or any other Person (or alternative minimum Tax or other Taxes imposed in lieu thereof) by the United States of America or any political subdivision thereof, or by the jurisdiction under the laws of which such Lender or other Person is organized or in which its principal office is located or is otherwise deemed to be a tax resident or engaged in a trade or business for tax purposes (other than a jurisdiction in which it is treated as resident or engaged in a trade or business solely as a result of the Lender or other Person having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement) or, in the case of any Lender, in which its Applicable Lending Office is located, (b) any branch profits Taxes imposed by the jurisdictions listed in clause (a) of this definition, and (c) any withholding Tax or backup withholding Tax that is imposed on amounts payable to such Lender or other Person at the time such Lender or other Person becomes a party to this Agreement (or designates a new Applicable Lending Office unless this occurs pursuant to Section 4.10), except to the extent that such Lender or other Person (or its assignor, if any) was entitled, at the time of designation of a new Applicable Lending Office (or assignment), to receive additional amounts from the Borrower with respect to such withholding Tax pursuant to Section 4.06.

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 “Non-Investment Grade Eligible Asset” means an Eligible Asset in respect of a Project Holding Company or Project Company which (i) has, immediately prior to the Permitted Acquisition thereof by the Borrower or its Subsidiaries and without giving effect thereto or to any related financing, long term debt rated Ba1 or lower by Moody’s or BB+ or lower by S&P or (ii) has its primary operations in a country the sovereign long term debt of which is rated Ba1 or lower by Moody’s or BB+ or lower by S&P.

 “Note” means a promissory note of the Borrower payable to any Lender, in the form of Exhibit A hereto (as such promissory note may be amended, endorsed or otherwise modified from time to time), in the amount of such Lender’s Commitment, evidencing the Loans of such Lender, and also means all other promissory notes accepted from time to time in substitution therefor or renewal thereof.

 “Obligations” means the unpaid principal of and interest on (including, without limitation, interest accruing after the maturity of the Loans and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans and all other obligations and liabilities of the Borrower to any Secured Party (including obligations and liabilities under Specified Hedge Agreements of the Borrower with the Administrative Agent or any Person who, at the time such Specified Hedge Agreement was entered into, was a Lender or any Affiliate of any Lender), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Financing Document, any Specified Hedge Agreement or any other document made, delivered or executed by any Lender in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including, without limitation, all fees, charges and disbursements of counsel to the Administrative Agent, the Collateral Agent or to any Lender that are required to be paid by the Borrower pursuant hereto) or otherwise; provided that any release of Collateral or Guarantors effected in the manner permitted by this Agreement shall not require the consent of holders of obligations under Specified Hedge Agreements.

 “Obligor” means the Borrower and each of the Guarantors.

 “Officers’ Certificate” means a certificate signed on behalf of the Borrower by at least two Authorized Officers one of whom must be the principal executive officer or the principal accounting officer of the Borrower.

 “Ontario Security Agreement” means, the General Security Agreement, dated as of the Closing Date, by Brookfield Infrastructure Holdings (Canada) Inc., an Ontario corporation, in favor of the Collateral Agent.

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 “Ontario Security Documents” shall mean, the Ontario Security Agreement and any filing, registrations, recording or similar instruments or documents necessary or required in connection therewith by the Collateral Agent or any other Secured Party to record, perfect or otherwise evidence the security interest in the Collateral pledged thereunder.

 “Operating Expenses” means, for any period (without duplication of any amounts included in any preceding period’s calculations), all amounts disbursed by a Person during, or reasonably anticipated to be disbursed within ninety (90) days after, such period for:  (i) franchise taxes and other fees, taxes and expenses required to maintain such Person’s corporate existence; (ii) customary salary, bonus, severance, indemnification obligations and other benefits payable to officers and employees of such Person; (iii) reasonable administrative fees, costs and expenses to the Agents or any Lender (including, without limitation, the reasonable fees and expenses of counsel, agents and experts); and (iv) general corporate overhead and operating expenses for such Person including without limitation the Management Fee.

 “Organic Document” means, relative to any Person, as applicable, its certificate of incorporation, by laws, certificate of partnership, partnership agreement, certificate of formation, limited liability agreement and all shareholder agreements, voting trusts and similar arrangements applicable to any of such Person’s partnership interests, limited liability company interests or authorized shares of Capital Stock.

 “Other Taxes” means any and all stamp or documentary or substantially similar taxes, or any other excise or Property taxes or similar levies that arise on account of any payment made or required to be made under any Financing Document or from the execution, delivery, registration, recording or enforcement of any Financing Document.

  “Parent Pledge Agreement” means the Pledge Agreement, dated as of the Closing Date, by Trilon, BIG, BIP, Canco, Cancosub Holdco and BUC in favor of the Collateral Agent.

 “Participant” is defined in Section 13.11(d).

 “Patriot Act” means the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), as amended and supplemented from time to time.

 “Patriot Act Disclosures” means all documentation and other information which any Agent or any Lender reasonably believes is required and requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the PCMLTF Act.

 “PBGC” means the Pension Benefit Guaranty Corporation and any entity succeeding to any or all of its functions under ERISA.

 “PCMLTF Act” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, as amended and supplemented from time to time.

 “Percentage” means, relative to any Lender, the applicable percentage relating to the Loans set forth opposite its name on Schedule I under the Commitment Amount column or set forth in a Lender Assignment Agreement under the column entitled “Loan Amount”, as such percentage may be adjusted from time to time pursuant to a Lender Assignment Agreement executed by such Lender and its assignee Lender and delivered pursuant to Section 13.11.

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  “Permitted Acquisition” is an Acquisition by any Obligor, directly or indirectly, of:

(1) an Eligible Asset; provided that:

(a) at the time of, and after giving effect to, such Acquisition, no Default or Event of Default has occurred or is continuing;

(b) after giving effect to such Acquisition, the aggregate Net Investment Amount with respect to all Non-Investment Grade Eligible Assets is not greater than 25% of the aggregate Net Investment Amount of all Eligible Assets owned by the Borrower and the Guarantors, and

(c) after giving effect to such Acquisition, the Net Investment Amount with respect to such Eligible Asset does not exceed 25% of the aggregate Net Investment Amount of all Eligible Assets; and

(2) an Excluded Asset; provided that:

(a) at the time of, and after giving effect to, such Acquisition, no Default or Event of Default has occurred or is continuing; and

(b) no proceeds of the Loans and, except to the extent the amount thereof would be permitted hereunder to be made by the Borrower as a Restricted Payment at such time, no income or revenue received by the Borrower or any Guarantor or any Controlled Project Entity in respect of an Eligible Asset (including, from the sale or other disposition of such Eligible Asset, the proceeds of any Financial Indebtedness incurred by any thereof, dividends and other returns of capital and repayment of Affiliated Subordinated Indebtedness) are used to fund such Acquisition.

 “Permitted Indebtedness” is defined in Section 10.01.

 “Permitted Liens” means:

(a) the rights and interests of the Collateral Agent and any other Secured Party as provided in the Security Documents;

(b) Liens for any tax, either (i) secured by a bond or other reasonable security or (ii) not yet due or (iii) being contested in good faith and by appropriate proceedings so long as adequate reserves have been provided therefor to the extent required by and in accordance with GAAP;

(c) Liens arising out of judgments or awards so long as enforcement of such Lien has been stayed and an appeal or proceeding for review is being prosecuted in good faith and for the payment of which adequate reserves, bonds or other reasonable security have been provided or are fully covered by insurance;

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(d) Liens, deposits or pledges to secure statutory obligations;

(e) Liens imposed by law which were incurred in the ordinary course of business, including carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business, and which (i) do not in the aggregate materially detract from the value of the Property subject thereto or materially impair the use thereof in the operations of the business of such Person or (ii) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject to such liens and for which adequate reserves have been made if required in accordance with GAAP;

(f) Liens arising from leases or license agreements (other than capital lease obligations) entered into by the Borrower or any Guarantor in the ordinary course of business; and

(g) Liens to secure Financial Indebtedness permitted pursuant to clause (v) of Section 10.01; provided that in the case of Financial Indebtedness referred to in clause (B) of Section 10.01(v), such Liens do not extend to any Property except Property, including after acquired or arising Property that would have been subject to such Lien that was or would have been subject to a Lien securing the Financial Indebtedness being refinanced, renewed, replaced, defeased or refunded.

 “Person” means any individual, sole proprietorship, corporation, partnership, joint venture, limited liability partnership, limited liability company, trust, unincorporated association, institution, Governmental Authority or any other entity.

 “Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA established or maintained by an Obligor or with respect to any such plan that is subject to Section 4.12 of the code or Title IV of ERISA, an ERISA Affiliate.

 “Platform” is defined in Section 12.10(b).

 “Pledge and Security Agreement” means, the Pledge and Security Agreement, dated as of the Closing Date, by the Borrower and each other pledgor named therein, in favor of the Collateral Agent.

 “PPSA” means the Personal Property Security Act (Ontario), as amended from time to time, and the equivalent legislation in any other Canadian province or territory.

 “Project” means (i) the business or operating assets owned or leased by each Project Company that is a Subsidiary or a Non-Controlled Project Entity on the Amendment Closing Date and listed on Schedule II and (ii) in respect of each Project Company that becomes a Subsidiary or a Non-Controlled Project Entity after the Amendment Closing Date, the business or operating assets owned or leased thereby and notified to the Administrative Agent to the extent required pursuant to Section 8.01(a)(vi), in each case together with all related assets and real and personal Property, including contractual rights, governmental approvals relating to such business and assets, and all activities related thereto.

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 “Project Company” means (i) any Subsidiary of the Borrower or Non-Controlled Project Entity owning or leasing and, in each case, operating or constructing a Project and (ii) any direct or indirect Subsidiary thereof.

 “Project Contract Buyout” means, in respect of any contract or agreement to which any Project Company is a party, any termination or cancellation of such document as a result of which such Project Company receives a payment.

 “Project Holding Company” means the highest tier parent of a Project Company in which the Borrower or another Obligor holds an Equity Interest and in which any Person other than the Borrower or such Obligor holds on Equity Interest. For the avoidance of doubt, each Project Holding Company will be either a Subsidiary of the Borrower or such Obligor or a Non-Controlled Project Entity.

 “Project Level Indebtedness” means (i) Existing Project Level Indebtedness and (ii) Financial Indebtedness of a Subsidiary (other than a Guarantor), Project Holding Company or Project Company.

 “Project Level Indebtedness Documents” means each of the agreements, instruments, undertakings and other documents evidencing Project Level Indebtedness.

 “Projected Interest Coverage Ratio” means, as of any date of determination, the ratio of (i) the sum of (A) projected Excess Cash Flow through the next following Fiscal Quarter plus (B) Projected Interest Expense plus (C) Liquidity (less amounts available under the Equity Facility) to (ii) Projected Interest Expense, as such ratio is reasonably determined by the Borrower and certified by the Borrower to the Administrative Agent (which certification shall set forth the relevant computation of such ratio and the components thereof in reasonable detail).

 “Projected Interest Expense” means, at any date of determination, the aggregate amount of interest to be payable on the aggregate principal amount of the Loans then outstanding through the next following Fiscal Quarter.

 “Property” means, as to any Person, all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person under GAAP.

 “Proportionate Cash Flow” means for any period, the sum (without duplication) of (i) Cash Flow of the Borrower and the Guarantors and (ii) the Proportionate Share of the Cash Flow of all Project Holding Companies or Project Companies; provided that the Proportionate Share of Cash Flow of any Project Holding Company or Project Company shall not be less than zero.

 “Proportionate Share” means with respect to any Equity Interest in a Project Holding Company or Project Company and their respective Subsidiaries, the percentage of the aggregate Equity Interests of such Person (on a fully diluted basis) held directly or indirectly by the Borrower and the Guarantors.

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 “Prudent Industry Practice” means, with respect to any Project, the practices, methods and acts engaged in or approved by a significant portion of the relevant industry in the country in which such Project is located during the relevant time period, which practices, methods, and acts, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition.  Prudent Industry Practice is not intended to be limited to the optimum practice, method or act to the exclusion of all others, but rather is intended to include prudent practices, methods, and acts generally accepted in such country.

 “PUHCA” means the Public Utility Holding Company Act of 2005.

 “RBS” is defined in Section 6.03(e).

 “Register” is defined in Section 2.06(b).

 “Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System, as in effect from time to time.

 “Related Parties” means, with respect to any Person, such Person’s Affiliates and such Person’s and such Person’s Affiliates’ respective managers, administrators, trustees,  partners, directors, officers, employees, agents, fund managers and advisors.

 “Release” means any release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of any Hazardous Material, into the environment including, without limitation, the movement of Hazardous Materials through or in the air, soil, surface water, ground water or Property.

 “Replacement Lender” is defined in Section 4.11.

 “Replacement Notice” is defined in Section 4.11.

 “Required Lenders” means, at any time, Lenders holding more than 50% of the Total Exposure Amount.

 “Restricted Payment” means, with respect to any Person, (i) the declaration and payment of distributions, dividends or any other payment made in cash, Property, obligations or other notes in respect of Equity Interests of any type, (ii) any redemptions, repurchases or payment of the principal of, or interest or premium, if any, on, any Affiliate Subordinated Debt payable by the Borrower or any Guarantor, (iii)  the making of any loans or advances by such Person to any Affiliate (other than Affiliate Subordinated Debt) or (iv) any purchase, redemption, acquisition or retirement for value (including, without limitation in connection with any merger or consolidation of the Borrower) of any of such Person’s Capital Stock.

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 “S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

 “Secured Parties” means, collectively, the Lenders, the Administrative Agent, the Collateral Agent, each counterparty to a Specified Hedge Agreement (other than any Obligor), and each of their respective successors, transferees and assigns.

 “Security Documents” means, collectively, the Collateral Agency Agreement, the Pledge and Security Agreement, the Parent Pledge Agreement, the Brazilian Pledge and Security Documents, the Barbados Security Documents, the Cypriot Pledge and Security Documents, the Ontario Security Documents, the Luxembourg Pledge and Security Documents, the Dutch Security Documents, the Australian Security Documents, the UK Security Documents and any other document providing for any lien of the Secured Parties, pledge, encumbrance, mortgage or security interest on any or all of the Borrower’s Property or the ownership interests thereof or the Guarantors’ Property and the ownership interests thereof.

 “Solvent” means, with respect to any Person, that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancings, or a combination thereof, to meet its obligations as they become due.

“Specified Hedge Agreement” means any Hedge Agreement (a) entered into by (i) the Borrower or any of the Guarantors and (ii) any Person who is a Lender or an Affiliate thereof at the time such Hedge Agreement is entered into, as counterparty, (b) that has been designated by such Lender and the Borrower, by notice to the Administrative Agent, as a Specified Hedge Agreement, (c) the obligations under which have been guaranteed by each of the Borrower and each Guarantor (other than the relevant Obligor that is the counterparty to such Hedge Agreement) and (d) the counterparty to such Specified Hedge Agreements (other than any Obligor) has entered into a joinder agreement with respect to the Collateral Agency Agreement.  For the avoidance of doubt, all Hedge Agreements in existence on the Closing Date between the Borrower or any of its Subsidiaries and any Lender or an Affiliate thereof shall constitute Specified Hedge Agreements so long as the counterparty thereto is a party to the Collateral Agency Agreement.

  “Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board).  Such reserve percentages shall include those imposed pursuant to such Regulation D.  LIBO Rate Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation.  The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

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 “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

 “Taxes” means any and all income, stamp or other taxes, duties, levies, imposts, charges, assessments, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, and all interest, penalties or similar liabilities with respect thereto.

 “Terrorism Laws” means any of the following (a) Executive Order 13224 issued by the President of the United States, (b) the Terrorism Sanctions Regulations (Title 31 Part 595 of the U.S. Code of Federal Regulations), (c) the Terrorism List Governments Sanctions Regulations (Title 31 Part 596 of the U.S. Code of Federal Regulations), (d) the Foreign Terrorist Organizations Sanctions Regulations (Title 31 Part 597 of the U.S. Code of Federal Regulations), (e) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 (as it may be subsequently codified), (f) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTF Act), (g) the Criminal Code (Canada), (h) the United Nations Suppression of Terrorism Regulations and (i) any regulations promulgated pursuant thereto or pursuant to any legal requirements of any Governmental Authority governing terrorist acts and acts of war.

 “Total Exposure Amount” means, on any date of determination (and without duplication), the outstanding principal amount of all Loans and the unfunded amount of the Commitments.

 “Transaction Document” has the meaning set forth in the Collateral Agency Agreement.

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 “Trigger Event”  means the Projected Interest Coverage Ratio as at the last day of any Fiscal Quarter is less than 1.0 to 1.0.

“Trigger Event Notice” means an Officer’s Certificate delivered under Section 8.01(a)
(iii) that specifies a Trigger Event has occurred.

 “Trilon” means Trilon International, Inc., a Barbados limited company.

 “type” means, relative to any Loan, the portion thereof, if any, being maintained as a Base Rate Loan or a LIBO Rate Loan.

 “UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided that if, with respect to any Filing Statement or by reason of any provisions of law, the perfection or the effect of perfection or non-perfection of the security interests granted to the Collateral Agent pursuant to the applicable Financing Document is governed by the Uniform Commercial Code as in effect in a jurisdiction of the United States other than New York, UCC means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions of each Financing Document and any Filing Statement relating to such perfection or effect of perfection or non-perfection.

 “UK Deed of Charge” shall mean the Deed of Charge, dated as of January 20, 2009 by Brookfield Peterborough (UK) Limited, an English and Welsh private limited liability company, in favor of the Collateral Agent.

  “UK Security Documents” shall mean the UK Share Charge, the UK Deed of Charge and any filing, registrations, recording or similar instruments or documents necessary or required in connection therewith by the Collateral Agent or any other Secured Party to record, perfect or otherwise evidence the security interest in the Collateral pledged thereunder.

 “UK Share Charge” shall mean the Share Charge, dated as of January 20, 2009, by BIP Bermuda Holdings I Limited, a Bermuda limited liability company, in favor of the Collateral Agent.

  “United States” or “U.S.” means the United States of America, its fifty states and the District of Columbia.

 “U.S. GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession in the United States, which are in effect as of the relevant date of determination.

 “Wholly-Owned Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person and one or more Wholly-Owned Subsidiaries of such Person.

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“Working Capital” means,

(1)  with respect to the Borrower and the Guarantors (and excluding in any event any Project Holding Company or Project Holding Company) and at any date of determination, the excess of their consolidated current assets at such date over their consolidated current liabilities at such date.

(2) without duplication of clause (1), with respect to any Project Company or Project Holding Company and their respective Subsidiaries and at any date of determination, the excess of their consolidated current assets at such date over their consolidated current liabilities at such date.

In case of each of (1) and (2) current assets and current liabilities will be adjusted to exclude, without duplication, Financial Indebtedness, cash and Cash Equivalents, deferred taxes, regulatory assets and liabilities, Management Fees and assets and liabilities in respect of Hedge Agreements.

Section 1.02 Certain Principles of Interpretation.  In this Agreement, unless otherwise indicated, the singular includes the plural and plural the singular; words importing any gender include the other gender; references to statutes or regulations are to be construed as including all statutory or regulatory provisions consolidating, amending or replacing the statute or regulation referred to; references to “writing” include printing, typing, lithography and other means of reproducing words in a tangible visible form; the words “including,” “includes” and “include” shall be deemed to be followed in each instance by the words “without limitation”; references to articles, sections (or subdivisions of sections), exhibits, annexes or schedules are to this Agreement (unless otherwise specified); references to agreements and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions and other modifications and substitutions thereof (including by change orders where applicable) (without, however, limiting any prohibition on any such amendments, extensions and other modifications and substitutions by the terms of this Agreement); references to the “date hereof” and “date of this Agreement” and words of similar impact mean June 16, 2009; and references to Persons include their respective permitted successors and assigns and, in the case of Governmental Authorities, Persons succeeding to their respective functions and capacities.  References in this Agreement to the “knowledge” of or the “best knowledge” of or facts and circumstances “known to” the Borrower, and all similar references, mean facts or circumstances of which an Authorized Officer of the Borrower has actual knowledge.

Section 1.03 Accounting Terms.  All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP, applied in a manner consistent with that used as of the Amendment Closing Date or the date of creation or acquisition of the relevant Person, as applicable, except as otherwise specifically prescribed herein; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision or any change by any Person to IFRS from the GAAP previously applicable to the financial statements of such Person, (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof or such change to IFRS, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

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Section 1.04 Rounding.  Any financial ratios required to be maintained by the Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.05 Times of Day.  Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

Section 1.06 Timing of Payment of Performance.  When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day, and in the case of payments, such extension of time shall be included in the computation of interest or fees, as the case may be, without duplication of any interest or fees so paid in the next subsequent calculation of interest or fees payable.

ARTICLE II
COMMITMENTS AND CREDIT EXTENSIONS

Section 2.01 Commitments.  During the Availability Period, and subject to the terms and the conditions of this Agreement, each Lender agrees to make loans to the Borrower from time to time in an aggregate principal amount up to the Commitment Amount (each, an “Advance” and collectively, the “Loans”).  The Credit Extensions under this Section 2.01(a) shall be made by the Lenders ratably in proportion to their respective Percentages of the Commitment.

 On and as of the Amendment Closing Date, all of the outstanding Tranche A Loans and Tranche B Loans (each as defined in the Existing Credit Agreement) shall be a Loan outstanding hereunder and subject to the terms and conditions of this Agreement and shall be held by each Lender in accordance with its Percentage.

Section 2.02 Nature of Loans.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow the Loans; provided that Loans which are prepaid or repaid may not be reborrowed after the Commitment Termination Date.  Each Lender’s Commitment shall expire on the Commitment Termination Date.  The Loans may be Base Rate Loans or LIBO Rate Loans, as further provided herein.

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Section 2.03 Borrowing Procedures.  By delivery of a Borrowing Request to the Administrative Agent on or before 12:00 noon on a Business Day, the Borrower may from time to time irrevocably request, on not less than one Business Day’s notice in the case of Base Rate Loans, or three Business Day’s notice in the case of LIBO Rate Loans, and in either case not more than ten Business Day’s notice, that a Credit Extension be made in a minimum amount of $1,000,000 and an integral multiple of $500,000 or in the unused amount of the applicable Commitment.  On the terms and subject to the conditions of this Agreement, each Credit Extension shall be comprised of the type of Loans, and shall be made on the Business Day, specified in such Borrowing Request.  On or before 1:00 p.m. on such Business Day, each Lender that has a Commitment to make the Loans being requested shall deposit with the Administrative Agent same day funds in an amount equal to such Lender’s Percentage of the requested Credit Extension.  Such deposit will be made to an account which the Administrative Agent shall specify from time to time by notice to the Lenders.  To the extent funds are received from the Lenders, the Administrative Agent shall make such funds available to the Borrower by wire transfer to the account or accounts the Borrower shall have specified in its Borrowing Request.  No Lender’s obligation to make any Loan shall be affected by any other Lender’s failure to make any Loan.

Section 2.04 Continuation and Conversion Elections.  By delivering a Continuation/Conversion Notice to the Administrative Agent on or before 12:00 noon on a Business Day, the Borrower may from time to time irrevocably elect, on not less than one (1) Business Day’s notice in the case of conversion to or continuation of Base Rate Loans, or three (3) Business Days’ notice prior to the last day of an Interest Period, in the case of conversion to or continuation of LIBO Rate Loans, and in either case, not more than ten (10) Business Days’ notice, that all, or any portion in an aggregate minimum amount of $1,000,000 and an integral multiple of $500,000 be, in the case of Base Rate Loans, converted into LIBO Rate Loans or be, in the case of LIBO Rate Loans, converted into Base Rate Loans or continued as LIBO Rate Loans (in the absence of delivery of a Continuation/Conversion Notice with respect to any LIBO Rate Loan at least three (3) Business Days (but not more than five (5) Business Days) before the last day of the then current Interest Period with respect thereto, such LIBO Rate Loan shall, on such last day, automatically convert to a Base Rate Loan); provided, however, that (a) each such conversion or continuation shall be pro rated among the applicable outstanding Loans of all Lenders that have made such Loans, and (b) no portion of the outstanding principal amount of any Loans may be continued as, or be converted into, LIBO Rate Loans when the Administrative Agent has notified the Borrower in writing that any Event of Default has occurred and is continuing.

Section 2.05 Lending Office.  The Loans held by each Lender shall by maintained at such Lender’s Applicable Lending Office.

Section 2.06 Register; Notes.  The Register shall be maintained on the following terms:

(a) Each Lender may maintain in accordance with its usual practice an account or accounts evidencing the Obligations of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.  In the case of a Lender that does not request, pursuant to clause (c) below, execution and delivery of a Note evidencing the Loans made by such Lender to the Borrower, such account or accounts shall, to the extent not inconsistent with the notations made by the Administrative Agent in the Register, be conclusive and binding on the Borrower absent manifest error; provided, however, that the failure of any Lender to maintain such account or accounts or any error in any such account shall not limit or otherwise affect any Obligations of the Borrower.

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(b) The Borrower hereby designates the Administrative Agent to serve as the Borrower’s agent, solely for the purpose of this clause, to maintain a register (the “Register”) on which the Administrative Agent will record each Lender’s Commitments, the Loans made by each Lender (and any interest thereon) and each repayment in respect of the principal amount of the Loans of each Lender (and any interest thereon) and annexed to which the Administrative Agent shall retain a copy of each Lender Assignment Agreement delivered to the Administrative Agent pursuant to Section 13.11.  The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person in whose name a Loan (and as provided in clause (c) below the Note evidencing such Loan, if any) is registered as the owner thereof for all purposes of this Agreement, notwithstanding notice or any provision herein to the contrary.  Any assignment or transfer of a Lender’s Commitment or the Loans made pursuant thereto shall be registered in the Register only upon delivery to the Administrative Agent of a Lender Assignment Agreement duly executed by the assignor thereof and the compliance by the parties thereto with the other requirements of Section 13.11.

(c) The Borrower agrees that, upon the request to the Administrative Agent by any Lender, the Borrower will execute and deliver to such Lender, as applicable, a Note evidencing the Loans made by such Lender (and, if so requested, a new Note dated the Amendment Closing Date).  The Borrower hereby irrevocably authorizes each Lender to make (or cause to be made) appropriate notations on the grid attached to such Lender’s Notes (or on any continuation of such grid), which notations, if made, shall evidence, inter alia, the date of, the outstanding principal amount of, and the interest rate and Interest Period applicable to the Loans evidenced thereby.  Such notations shall, to the extent not inconsistent with the notations made by the Administrative Agent in the Register, be conclusive and binding on the Borrower absent manifest error; provided, however, that the failure of any Lender to make any such notations or any error in any such notations shall not limit or otherwise affect any Obligations of the Borrower.  A Note and the Obligation evidenced thereby may be assigned or otherwise transferred in whole or in part only in accordance with Section 13.11.

ARTICLE III
REPAYMENTS, PREPAYMENTS, INTEREST AND FEES

Section 3.01 Repayments and Prepayments; Application.

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(a) Repayment.  The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan on the Maturity Date.

(b) Voluntary Prepayments.  From time to time, the Borrower may make a voluntary prepayment, in whole or in part, of the outstanding principal amount of the Loans; provided that, (A) any prepayment of Loans other than the prepayment on the Amendment Closing Date referred to in Section 6.03(e)) is to be applied pro rata among the outstanding Loans so prepaid of all Lenders that have made such Loans, (B) all such voluntary prepayments (other than the prepayment on the Amendment Closing Date referred to in Section 6.03(e)) shall require at least one but no more than five (5) Business Days’ (and at least three (3) Business Days in the case of LIBO Rate Loans) prior written notice to the Administrative Agent, (C) all such voluntary partial prepayments of any Loans shall be in an aggregate minimum amount of $1,000,000 and integral multiples of $500,000 and (D) if any such prepayment of a LIBO Rate Loan shall be on a day other than the last day of an Interest Period therefor, such prepayment is accompanied by any loss or and expense incurred by the Lenders as provided in Section 4.04.

(c) Mandatory Prepayments.  Other than with respect to any transaction or relevant portion thereof involving Excluded Assets, mandatory prepayments of the Loans shall be made as set forth below:

(i) Event of Loss.  Upon receipt by the Borrower or any Guarantor of the Net Cash Proceeds from any Event of Loss or Event of Eminent Domain, in an aggregate amount greater than $10,000,000 in any Fiscal Year, then an amount equal to 100% of such Net Cash Proceeds shall be applied on the next following Interest Payment Date toward the prepayment of the Loans in accordance with the terms of Section 3.01(d).

(ii) Asset Disposition.  Upon receipt by the Borrower or any Guarantor of the Net Cash Proceeds from any Asset Disposition by the Borrower, its Subsidiaries or any Non-Controlled Project Entity, in an aggregate amount greater than $5,000,000 in any Fiscal Year, then an amount equal to 100% of such Net Cash Proceeds shall be applied on the next following Interest Payment Date toward the prepayment of the Loans as set forth in Section 3.01(d).

(iii) Debt Issuance.  Upon any Debt Issuance by the Borrower, its Subsidiaries or any Non-Controlled Project Entity (other than Affiliate Subordinated Debt), an amount equal to 100% of the Net Cash Proceeds thereof shall be applied on the next following Interest Payment Date toward the mandatory prepayment of the Loans as set forth in Section 3.01(d).

(iv) Equity Issuance.  Upon any Equity Issuance by BIP, the Borrower, its Subsidiaries or any Non-Controlled Project Entity (other than issuances in respect of any equity contributions by BAM or Affiliates of BAM), an amount equal to 100% of the Net Cash Proceeds thereof shall be applied on the next following Interest Payment Date toward the prepayment of the Loans as set forth in Section 3.01(d);

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(v) Excess Cash Flow.  If, with respect to any two consecutive Fiscal Quarters, the conditions to Restricted Payments set forth in clauses (b)(i) through (b)(iv) of Section 10.03 are not satisfied, the Borrower shall, on the date following sixty (60) days after the end of the second such Fiscal Quarter, apply an amount equal to 100% of Excess Cash Flow for such two Fiscal Quarters, toward the mandatory prepayment of the Loans as set forth in Section 3.01(d).

(vi) Debt Ratio.  If the Debt Ratio as at the end of any Fiscal Quarter is greater than (x) 5.50 to 1.00 at any time from the Closing Date through June 13, 2010, and (y) thereafter, 5.00 to 1.00, the Borrower shall apply an amount equal to the lesser of (i) $25,000,000 and (ii) the amount required to be prepaid such that the Debt Ratio (after giving effect to such prepayment) is no greater than the then-applicable ratio, falling sixty (60) days after the end of such Fiscal Quarter, toward the mandatory prepayment of the Loans as set forth in Section 3.01(d).

(vii) Each prepayment or repayment of any Loans made pursuant to this Section shall be made together with accrued interest on the amount of the Loans to be prepaid and any amounts required by Section 4.04, but otherwise without premium or penalty.  The Borrower shall give prior written notice of any mandatory prepayment required under Section 3.01(c) (including the date and an estimate of the aggregate amount of such mandatory prepayment) at least five (5) Business Days prior thereto; provided that the failure to give such notice shall not relieve the Borrower of its obligation to make such mandatory prepayments.

(d) Application.  Amounts prepaid pursuant to Section 3.01(c) shall be applied first, to the principal amount of the Loans being maintained as Base Rate Loans, and second, subject to the terms of Section 4.04, to the principal amount of the Loans being maintained as LIBO Rate Loans.

Section 3.02 Interest Provisions.

(a) Rates; Fees.  The Borrower shall pay interest on the outstanding principal amount of the Loans at a rate per annum:

(i) on any Loan or portion thereof maintained from time to time as a Base Rate Loan, equal to the sum of the Adjusted Base Rate from time to time in effect plus the Applicable Margin for Base Rate Loans; and

(ii) on any Loan or portion thereof maintained as a LIBO Rate Loan, during each Interest Period applicable thereto, equal to the sum of the Adjusted LIBO Rate for such Interest Period plus the Applicable Margin for LIBO Rate Loans.

All LIBO Rate Loans shall bear interest from and including the first day of the applicable Interest Period to (but not including) the last day of such Interest Period.

(b) Post-Default Rates.  The Borrower shall pay interest (after as well as before judgment) on any principal, interest or any other Obligation payable by the Borrower hereunder that is not paid in full when due (whether at the stated due date, by acceleration or otherwise) at a rate per annum equal to (i) in the case of principal on any Loan, the rate of interest that otherwise would be applicable to such Loan hereunder plus 2% per annum; and (ii) in the case of overdue interest, fees, and other monetary Obligations, the Adjusted Base Rate from time to time in effect, plus the Applicable Margin for Base Rate Loans, plus 2% per annum.

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(c) Payment Dates.  Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan; provided, that (i) interest accrued pursuant to paragraph (b) of this Section 3.02 shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any LIBO Rate Loan to a Base Rate Loan prior to the end of the then current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

Section 3.03 Fees.

(a) Commitment Fees.  The Borrower agrees to pay to the Administrative Agent for the account of each Lender a commitment fee in respect of the Commitment of such Lender for the period from and including the Interest Payment Date next preceding the Amendment Closing Date to but excluding the last day of the Availability Period, at a rate per annum equal to (i) the rate set forth in the Existing Credit Agreement (for the period prior to the Amendment Closing Date) and (ii) from and after the Amendment Closing Date, 30% of the highest Applicable Margin applicable for each day, calculated on the average daily unused amount of the respective Commitments of such Lender during the period for which payment is made, payable quarterly in arrears on each Interest Payment Date for Base Rate Loans and/or the Commitment Termination Date.

(b) The Borrower agrees to pay to the Administrative Agent, for its own account, the fees in the amounts and on the dates set forth in the Administrative Agent’s Fee Letter.

(c) The Borrower agrees to pay to the Collateral Agent, for its own account, the fees in the amounts and on the dates set forth in the Collateral Agent’s Fee Letter.

Section 3.04 Changes of Commitments.

(a) The aggregate amount of the Commitments shall be automatically reduced to zero at the close of business New York time on the Commitment Termination Date.

(b) The Borrower shall have the right to terminate or reduce the aggregate unused amount of the Commitments at any time or from time to time upon not less than three (3) Business Days’ prior notice to the Administrative Agent (which shall promptly notify the Lenders thereof) of each such termination or reduction, which notice shall specify the effective date of such termination or reduction and the amount of any such reduction (provided that the amount of any such reduction of the Commitments shall be equal to $1,000,000 or an integral multiple of $1,000,000 in excess thereof or, if less, the remaining unused portion thereof) and shall be irrevocable and effective only upon receipt by the Administrative Agent.

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ARTICLE IV
CERTAIN LIBO RATE AND OTHER PROVISIONS

Section 4.01  LIBO Rate Lending Unlawful.

  If any Lender shall determine (which determination shall, upon notice thereof to the Borrower and the Administrative Agent, be conclusive and binding on the Borrower) that the introduction of or any change in or in the interpretation of any law makes it unlawful, or any Governmental Authority asserts that it is unlawful, for such Lender to make or continue any Loan as, or to convert any Loan into, a LIBO Rate Loan, the obligations of such Lender to make, continue or convert any such LIBO Rate Loan shall, after the determination thereof, forthwith be suspended until such Lender shall notify the Administrative Agent that the circumstances causing such suspension no longer exist, and all outstanding LIBO Rate Loans payable to such Lender shall automatically convert into Base Rate Loans at the end of the then current Interest Periods with respect thereto or sooner, if required by such law or assertion.

Section 4.02  Deposits Unavailable.  If the Administrative Agent shall have determined that:

(a) Dollar deposits in the relevant amount and for the relevant Interest Period are not available to it in its relevant market; or

(b) by reason of circumstances affecting its relevant market, adequate means do not exist for ascertaining the interest rate applicable hereunder to LIBO Rate Loans;

then, upon notice from the Administrative Agent to the Borrower and the Lenders, the obligations of all Lenders under Sections 2.01, 2.03 and 2.04 to make or continue any Loans as, or to convert any Loans into, LIBO Rate Loans shall forthwith be suspended until the Administrative Agent shall notify the Borrower and the Lenders that the circumstances causing such suspension no longer exist.

Section 4.03 Increased LIBO Rate Loan Costs, etc.  The Borrower agrees to reimburse each Lender for any increase in the cost to such Lender of, or any reduction in the amount of any sum receivable by such Lender in respect of, such Lender’s Commitments and the making of Credit Extensions hereunder (including the making, continuing or maintaining (or of its obligation to make or continue) any Loans as, or of converting (or of its obligation to convert) any Loans into, LIBO Rate Loans) that arise in connection with any change in, or the introduction, adoption, effectiveness, interpretation, reinterpretation or phase in after the Closing Date of, any law or regulation, directive, guideline, decision or request (whether or not having the force of law) of any Governmental Authority, except for (i) such changes with respect to increased capital costs and Taxes, which are governed exclusively by Sections 4.05 and 4.06, respectively, and (ii) increased costs which are already included in the determination of the Statutory Reserve Rate.  Each affected Credit Party shall promptly notify the Administrative Agent and the Borrower in writing of the occurrence of any such event, stating the reasons therefor and the additional amount required fully to compensate such Credit Party for such increased cost or reduced amount.  Such additional amounts shall be payable by the Borrower directly to such Credit Party within ten (10) days of its receipt of such notice, and such notice shall, in the absence of manifest error, be conclusive and binding on the Borrower.

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Section 4.04 Funding Losses.  In the event any Lender shall incur any loss or expense (including any loss or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to make or continue any portion of the principal amount of any Loan as, or to convert any portion of the principal amount of any Loan into, a LIBO Rate Loan) as a result of

(a) any conversion or repayment or prepayment of the principal amount of any LIBO Rate Loan on a date other than the scheduled last day of the Interest Period applicable thereto, whether pursuant to Article III or otherwise;

(b) any Loans not being made as LIBO Rate Loans in accordance with the Borrowing Request therefor;

(c) any Loans not being continued as, or converted into, LIBO Rate Loans in accordance with the Continuation/Conversion Notice therefor; or

(d) any LIBO Rate Loans not being prepaid in accordance with any notice delivered pursuant to Section 3.01(a) (as a result of a revocation of such notice or as a result of such payment not being made);

then, upon the written notice of such Lender to the Borrower, the Borrower shall, within ten (10) days of its receipt thereof, pay directly to such Lender such amount as will (in the reasonable determination of such Lender) reimburse such Lender for such loss or expense.  Such written notice shall, in the absence of manifest error, be conclusive and binding on the Borrower.

Section 4.05 Increased Capital Costs.  If, after the Closing Date, any change in, or the introduction, adoption, effectiveness, interpretation, reinterpretation or phase in of, any law or regulation, directive, guideline, decision or request (whether or not having the force of law) of any Governmental Authority (other than changes with respect to Taxes, which are governed exclusively by Section 4.06) affects or would affect the amount of capital required or expected to be maintained by any Lender or any Person controlling such Lender, and such Lender determines (in good faith but in its sole and absolute discretion) that the rate of return on its or such controlling Person’s capital as a consequence of the Commitments or the Credit Extensions made by such Lender is reduced to a level below that which such Lender or such controlling Person could have achieved but for the occurrence of any such circumstance, then upon notice from time to time by such Lender to the Borrower, the Borrower shall within five (5) days following receipt of such notice pay directly to such Lender additional amounts sufficient to compensate such Lender or such controlling Person for such reduction in rate of return.  A statement of such Lender as to any such additional amount or amounts shall, in the absence of manifest error, be conclusive and binding on the Borrower.  In determining such amount, such Lender may use any reasonable method of averaging and attribution that it (in its sole and absolute discretion) shall deem applicable.

Section 4.06 Taxes.  Each Obligor covenants and agrees as follows:

(a) Any and all payments by such Obligor under each Financing Document shall be made free and clear of, and without deduction or withholding for or on account of, any Taxes, except to the extent any Taxes are required to be withheld or deducted by law.  In the event that any Taxes are required by law to be deducted or withheld from any payment required to be made by such Obligor or the Administrative Agent to or on behalf of any Lender or any other Person under any Financing Document, then:

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(i) subject to clauses (f) and (g), if such Taxes are Non-Excluded Taxes, the amount of such payment shall be increased as may be necessary such that such payment is made, after withholding or deduction for or on account of such Non-Excluded Taxes, in an amount that is not less than the amount provided for in such Financing Document (and for the avoidance of doubt, it shall be the sole responsibility of such Obligor to pay such increased amounts without regard to whether such Taxes are imposed on such Obligor or another party); and

(ii) such Obligor or the Administrative Agent, as the case may be, shall withhold the full amount of such Non-Excluded Taxes from such payment (as increased pursuant to clause (a)(i), if applicable) and shall pay such amount to the Governmental Authority imposing such Non-Excluded Taxes in accordance with Applicable Law.

(b) In addition, the Borrower shall pay any and all Other Taxes imposed on or with respect to any Lender, the Administrative Agent or the Collateral Agent to the relevant Governmental Authority imposing such Other Taxes in accordance with Applicable Law.

(c) As promptly as practicable after the payment of any Non-Excluded Taxes or Other Taxes, and in any event within forty-five (45) days of any such payment, the Borrower shall furnish or cause to be furnished to the Administrative Agent a copy of an official receipt (or a certified copy thereof) or if obtaining such receipt or copy is impractical, other documentation necessary for purposes of claiming a foreign tax credit evidencing the payment of such Taxes or Other Taxes.  The Administrative Agent shall make copies thereof available to any Lender upon request therefor.

(d) [Reserved].

(e) Subject to clause (g), the Borrower shall indemnify any Lender, the Administrative Agent or the Collateral Agent for any Non-Excluded Taxes and Other Taxes paid by or on behalf of such Person.  In addition, the Borrower shall indemnify any Lender, the Administrative Agent or the Collateral Agent for any incremental Non-Excluded Taxes that are paid or payable by such Person as a result of any failure of the Borrower to pay any Non-Excluded Taxes as required by clause (a) when due to the appropriate Governmental Authority.  With respect to indemnification for Non-Excluded Taxes and Other Taxes actually paid by any Lender, the Administrative Agent or the Collateral Agent or the indemnification provided in the immediately preceding sentence, such indemnification shall be made within thirty (30) days after the date such Person makes written demand therefor accompanied by documentation evidencing payment of such Non-Excluded Taxes or Other Taxes.

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(f) Each Lender shall deliver documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether such Lender is subject to withholding, backup withholding or information reporting requirements.  Without limiting the generality of the foregoing, each Lender other than a Non-Domestic Credit Party shall deliver, on or prior to the date which such Lender becomes a Lender under or with respect to this Agreement (and promptly from time to time thereafter if any form previously delivered becomes inaccurate or upon the request of the Borrower or the Administrative Agent), a properly completed Internal Revenue Service Form W-9 to the Borrower and the Administrative Agent certifying that such Person is exempt from United States backup withholding tax on payments made under the Financing Documents.  Additionally, each Non-Domestic Credit Party, on or prior to the date on which such Non-Domestic Credit Party becomes a Lender hereunder (and promptly from time to time thereafter upon the request of the Borrower or the Administrative Agent, but only for so long as such Non-Domestic Credit Party is legally entitled to do so), shall deliver to the Borrower and the Administrative Agent either:

(i) two properly completed and duly executed copies of Internal Revenue Service Form W-8BEN (claiming eligibility for treaty benefits), W-8ECI and/or W-8IMY, together with any necessary attachments, or an applicable successor form; or

(ii) in the case of a Non-Domestic Credit Party that is not legally entitled to deliver either form listed in clause (f)(i) and is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code and is relying on the “portfolio interest” exemption, (x) a certificate in form and substance reasonably satisfactory to the Borrower and the Administrative Agent of a duly authorized officer of such Non-Domestic Credit Party to the effect that such Non-Domestic Credit Party is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a controlled foreign corporation receiving interest from a related person within the meaning of Section 881(c)(3)(C) of the Code (such certificate, an “Exemption Certificate”) and (y) two properly completed and duly executed copies of Internal Revenue Service Form W-8BEN and/or W-8IMY or applicable successor form, in each case certifying that such Non-Domestic Credit Party is entitled to receive payments under this Agreement and the Notes without deduction or withholding of any Non-Excluded Taxes.

Each such Non-Domestic Credit Party further agrees to deliver, to the extent it is legally entitled to do so, to each of the Borrower and the Administrative Agent additional copies of such foregoing relevant form on or before the date such form expires or becomes obsolete or after the occurrence of any event (including a change in Applicable Lending Office) requiring a change in the most recent forms so delivered by it, in each case certifying that such Non-Domestic Credit Party is entitled to an exemption from withholding or deduction for or on account of Non-Excluded Taxes in connection with payments under this Agreement or under any of the Notes.  Each such Non-Domestic Credit Party shall promptly notify the Borrower and the Administrative Agent of any changes in circumstances that would modify or render invalid any claimed exemption or reduction.

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(g) The Borrower shall not be obligated to gross up any payments to any Lender pursuant to clause (a)(i), or to indemnify any Lender pursuant to clause (e), in respect of Taxes to the extent imposed as a result of (i) the failure of such Lender to deliver to the Borrower the form or forms and/or an Exemption Certificate, as applicable to such Lender, pursuant to clause (f), or (ii) such form or forms and/or Exemption Certificate not establishing a complete exemption from U.S. federal withholding Tax or the information or certifications made therein by the Lender being untrue or inaccurate in any material respect; provided, however, that the Borrower shall be obligated to gross up any payments to any such Lender pursuant to clause (a)(i), and to indemnify any such Lender pursuant to clause (e), in respect of United States federal withholding Taxes if (A) any such failure to deliver a form or forms or an Exemption Certificate or the failure of such form or forms or Exemption Certificate to establish a complete exemption from U.S. federal withholding Tax or inaccuracy or untruth contained therein resulted from a change in any applicable statute, treaty, regulation or other Applicable Law or any interpretation of any of the foregoing occurring after the date on which such Lender became a Lender hereunder, which change rendered such Lender no longer legally entitled to deliver such form or forms or Exemption Certificate or otherwise ineligible for a complete exemption from U.S. federal withholding Tax, or rendered the information or certifications made in such form or forms or Exemption Certificate untrue or inaccurate in a material respect or (B) the obligation to gross up payments to any such Lender pursuant to clause (a)(i) or to indemnify any such Lender pursuant to clause (e) is with respect to an assignee Lender as a result of an assignment made at the request of the Borrower.

(h) If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Non-Excluded Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 4.06, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 4.06 with respect to the Non-Excluded Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that (i) the Borrower, upon request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority and (ii) nothing herein contained shall interfere with the right of a Lender or the Administrative Agent to arrange its Tax affairs in whatever manner it thinks fit nor oblige any Lender or the Administrative Agent to claim any Tax refund or to make available its Tax returns or disclose any information relating to its Tax affairs or any computations in respect thereof or require any Lender or the Administrative Agent to do anything that would prejudice its ability to benefit from any other refunds, credits, reliefs, remissions or repayments to which it may be entitled.

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Section 4.07 Payments, Computations, etc.    Unless otherwise expressly provided in a Financing Document, all payments by the Borrower hereunder shall be made by the Borrower to the Administrative Agent.  All payments shall be made in Dollars in New York, New York without setoff, deduction or counterclaim not later than 1:00 p.m. New York time on the date due in same day or immediately available funds to such account as the Administrative Agent shall specify from time to time by notice to the Borrower.  Funds received after that time shall be deemed to have been received by the Administrative Agent on the next succeeding Business Day.  The Administrative Agent shall promptly remit in same day funds to each Lender, for account of such Lender’s Applicable Lending Office, its share, if any, of such payments received by the Administrative Agent.  All interest (including interest on LIBO Rate Loans) and fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest or fee is payable over a year comprised of three hundred sixty (360) days (or, in the case of interest on a Base Rate Loan, three hundred sixty-five (365) days or, if appropriate, three hundred sixty-six (366) days).

Section 4.08 Sharing of Payments.  If any Credit Party shall obtain any payment or other recovery (whether voluntary, involuntary, by application of setoff or otherwise) on account of any Credit Extension (other than pursuant to the terms of Section 4.03, 4.04, 4.05 or 4.06 and other than the prepayment on the Amendment Closing Date referred to in Section 6.03(e)) in excess of its pro rata share of payments obtained by all Credit Parties, such Credit Party shall purchase from the other Credit Parties such participations in Credit Extensions made by them as shall be necessary to cause such purchasing Credit Party to share the excess payment or other recovery ratably (to the extent such other Credit Parties were entitled to receive a portion of such payment or recovery) with each of them; provided, however, that if all or any portion of the excess payment or other recovery is thereafter recovered from such purchasing Credit Party, the purchase shall be rescinded and each Credit Party which has sold a participation to the purchasing Credit Party shall repay to the purchasing Credit Party the purchase price to the ratable extent of such recovery together with an amount equal to such selling Credit Party’s ratable share (according to the proportion of (a) the amount of such selling Credit Party’s required repayment to the purchasing Credit Party to (b) total amount so recovered from the purchasing Credit Party) of any interest or other amount paid or payable by the purchasing Credit Party in respect of the total amount so recovered.  The Borrower agrees that any Credit Party purchasing a participation from another Credit Party pursuant to this Section may, to the fullest extent permitted by law, exercise all its rights of payment with respect to such participation as fully as if such Credit Party were the direct creditor of the Borrower in the amount of such participation.  If under any applicable bankruptcy, insolvency or other similar law any Credit Party receives a secured claim in lieu of a setoff to which this Section applies, such Credit Party shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Credit Parties entitled under this Section to share in the benefits of any recovery on such secured claim.

Section 4.09 Setoff.  Each Lender shall have the right to appropriate and apply to the payment of the Obligations owing to it (whether or not then due), and (as security for such Obligations) each Obligor hereby grants to each Lender a continuing security interest in, any and all balances, credits, deposits, accounts (other than any trust accounts comprised entirely of moneys held in trust for the benefit of Persons other than the Borrower or its Affiliates) or moneys of each Obligor then or thereafter maintained with such Lender or any of its branches or Affiliates; provided, however, that any such appropriation and application shall be subject to the provisions of Section 4.08.  Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such setoff and application made by such Lender; provided, however, that the failure to give such notice shall not affect the validity of such setoff and application.  The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff under Applicable Law or otherwise) which such Lender may have.

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Section 4.10 Change of Lending Office.  Each Credit Party agrees that if it makes any demand for payment under Section 4.03, 4.05 or 4.06, or if any adoption or change of the type described in Section 4.01 shall occur with respect to it, it will, if requested by the Borrower, file a certificate or document reasonably requested by the Borrower and/or use reasonable efforts (in either case, consistent with its internal policy and legal and regulatory restrictions and so long as such efforts would not be disadvantageous to it, as determined in its sole discretion) to designate a different Applicable Lending Office if the filing of such certificate or document or the making of such a designation would reduce or obviate the need for the Borrower to make payments under Section 4.03, 4.05 or 4.06, or would eliminate or materially reduce the effect of any adoption or change described in Section 4.01; provided, however, that nothing in this Section shall affect or postpone any of the Obligations of the Borrower or the right of any Person provided in Section 4.01, 4.03, 4.05 or 4.06.

Section 4.11 Replacement of Lenders.  If any Lender (an “Affected Lender”) makes a demand upon the Borrower for (or if the Borrower is otherwise required to pay) amounts pursuant to Section 4.03, 4.05 or 4.06 (and the payment of such amounts are, and are likely to continue to be, more onerous in the reasonable judgment of the Borrower than with respect to the other Lenders), or gives notice pursuant to Section 4.01 requiring a conversion of such Affected Lender’s LIBO Rate Loans to Base Rate Loans or suspending such Lender’s obligation to make Loans as, or to convert Loans into, LIBO Rate Loans, the Borrower may, within thirty (30) days of receipt by the Borrower of such demand or notice, as the case may be, give notice (a “Replacement Notice”) in writing to the Administrative Agent and such Affected Lender of its intention to cause such Affected Lender to sell all or any portion of its Loans, Commitments and/or Notes to another financial institution or other Person (a “Replacement Lender”) designated in such Replacement Notice; provided, however, that no Replacement Notice may be given by the Borrower if (i) such replacement conflicts with any Applicable Law or regulation, (ii) any Event of Default shall have occurred and be continuing at the time of such replacement or (iii) prior to any such replacement, such Lender shall have taken any necessary action under Section 4.05 or 4.06 (if applicable) so as to eliminate the continued need for payment of amounts owing pursuant to Section 4.05 or 4.06.  If the Administrative Agent shall, in the exercise of its reasonable discretion and within thirty (30) days of its receipt of such Replacement Notice, notify the Borrower and such Affected Lender in writing that the Replacement Lender is satisfactory to the Administrative Agent (such consent not being required where the Replacement Lender is already a Lender or an Affiliate of such Lender), then such Affected Lender shall, subject to the payment of any amounts due pursuant to Section 4.04, assign, in accordance with Section 13.11, the portion of its Commitments, Loans, and/or Notes (if any), and other rights and obligations under this Agreement and all other Financing Documents designated in the replacement notice to such Replacement Lender; provided, however, that (i) such assignment shall be without recourse, representation or warranty and shall be on terms and conditions reasonably satisfactory to such Affected Lender and such Replacement Lender, (ii) the purchase price paid by such Replacement Lender shall be in the amount of such Affected Lender’s Loans designated in the Replacement Notice, together with all accrued and unpaid interest and fees in respect thereof, plus all other amounts (including the amounts demanded and unreimbursed under Sections 4.03, 4.05 and 4.06), owing to such Affected Lender hereunder and (iii) the Borrower shall pay to the Affected Lender and the Administrative Agent all reasonable out-of-pocket expenses incurred by the Affected Lender and the Administrative Agent in connection with such assignment and assumption (including the processing fees described in Section 13.11).  Upon the effective date of an assignment described above, the Replacement Lender shall become a “Lender” for all purposes under the Financing Documents.

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Section 4.12 Limitation on Additional Amounts, etc.  Notwithstanding anything to the contrary contained in Sections 4.03, 4.05 or 4.06 of this Agreement, unless a Lender gives notice to the Borrower that it is obligated to pay an amount under any such Section within sixty (60) days after the later of (a) the date the Lender incurs the respective increased costs, Taxes, loss, expense or liability, reduction in amounts received or receivable or reduction in return on capital or (b) the date such Lender has actual knowledge of its incurrence of their respective increased costs, Taxes, loss, expense or liability, reductions in amounts received or receivable or reduction in return on capital, then such Lender shall only be entitled to be compensated for such amount by the Borrower pursuant to Sections 4.03, 4.05 or 4.06, as the case may be, to the extent the costs, Taxes, loss, expense or liability, reduction in amounts received or receivable or reduction in return on capital are incurred or suffered on or after the date which occurs sixty (60) days prior to such Lender giving notice to the Borrower that it is obligated to pay the respective amounts pursuant to Sections 4.03, 4.05 or 4.06, as the case may be.  This Section shall have no applicability to any Section of this Agreement other than Sections 4.03, 4.05 or 4.06.

ARTICLE V
GUARANTEE

Section 5.01 The Guarantee.  The Guarantors hereby jointly and severally guarantee to the Lenders and their successors and assigns the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of the Obligations and agree that in the case of any extension of time of payment or renewal of any of the Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal.  The Guarantors hereby further jointly and severally agree that if the Borrower shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Obligations, the Guarantors will promptly pay the same, without any demand or notice whatsoever.

Section 5.02 Obligations Unconditional.  The obligations of the Guarantors under Section 5.01 are absolute and unconditional and joint and several, irrespective of the value, genuineness, validity or enforceability of the obligations of the Borrower under this Agreement, any other Financing Document or any other agreement or instrument referred to herein, or any substitution, release or exchange of any other guarantee of or security for any of the Obligations, and, to the fullest extent permitted by Applicable Law, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this Section 5.02 that the obligations of the Guarantors hereunder shall be absolute and unconditional, joint and several, under any and all circumstances.  Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantors hereunder, which shall remain absolute and unconditional as described above:

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(a) at any time or from time to time, without notice to the Guarantors, the time for any performance of or compliance with any of the Obligations shall be extended, or such performance or compliance shall be waived;

(b) any of the acts mentioned in any of the provisions of this Agreement, any other Financing Document or any other agreement or instrument referred to herein or therein shall be done or omitted;

(c) the maturity of any of the Obligations shall be accelerated, or any of the Obligations shall be modified, supplemented or amended in any respect, or any right under this Agreement, any other Financing Document or any other agreement or instrument referred to herein shall be waived, amended, modified or supplemented or any other guarantee of any of the Obligations or any security therefor shall be released or exchanged in whole or in part or otherwise dealt with;

(d) any Lien granted to, or in favor of, the Credit Parties or any other Person as security for any of the Obligations shall be released or shall fail to be perfected; or

(e) any illegality, lack of validity or enforceability of any Obligation.

The Guarantors hereby expressly waive diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that any of the Secured Parties or any other Person exhaust any right, power or remedy or proceed against the Borrower under this Agreement or any other agreement or instrument referred to herein, or against any other Person under any other guarantee of, or security for, any of the Obligations.

Section 5.03 Reinstatement.  The obligations of the Guarantors under this Article shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of the Borrower in respect of the Obligations is rescinded or must be otherwise restored by any holder of any of the Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, and the Guarantors jointly and severally agree that they will indemnify the Secured Parties on demand for all reasonable costs and expenses (including fees of counsel) incurred by such Person in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law.

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Section 5.04 Subrogation.  The Guarantors hereby jointly and severally agree that until the payment in full of the Obligations, they shall not exercise any right or remedy arising by reason of any performance by them of their guarantee in Section 5.01, whether by subrogation or otherwise, against the Borrower, any other Obligor or any other guarantor of any of the Obligations or any security for any of the Obligations.

Section 5.05 Remedies.  The Guarantors jointly and severally agree that, as between the Guarantors and the Secured Parties, the obligations of the Borrower under this Agreement may be declared to be forthwith due and payable as provided in Article XI (and shall be deemed to have become automatically due and payable in the circumstances provided in Article XI) for purposes of Section 5.01 notwithstanding any stay, injunction or other prohibition preventing such declaration (or such obligations from becoming automatically due and payable) as against the Borrower and that, in the event of such declaration (or such obligations being deemed to have become automatically due and payable), such obligations (whether or not due and payable by the Borrower) shall forthwith become due and payable by the Guarantors for purposes of Section 5.01.

Section 5.06 Instrument for the Payment of Money.  Each Guarantor hereby acknowledges that the guarantee in this Article constitutes an instrument for the payment of money, and consents and agrees that the Secured Parties, at their sole option, in the event of a dispute by such Guarantor in the payment of any moneys due hereunder, shall have the right to proceed by motion for summary judgment in lieu of complaint pursuant to N.Y. Civ. Prac. L&R § 3213.

Section 5.07 Continuing Guarantee.  The guarantee in this Article is a continuing guarantee, and shall apply to all Obligations whenever arising.

Section 5.08 General Limitation on Guarantee Obligations.  In any action or proceeding involving any state or provincial corporate law, or any foreign, state, provincial or federal bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Guarantor under Section 5.01 would otherwise, taking into account the provisions of Section 5.09, be held or determined to be void, invalid or unenforceable, or subordinated to the claims of any other creditors, on account of the amount of its liability under Section 5.01, then, notwithstanding any other provision hereof to the contrary, the amount of such liability shall, without any further action by such Guarantor, the Secured Parties or any other Person, be automatically limited and reduced to the highest amount that is valid and enforceable and not subordinated to the claims of other creditors as determined in such action or proceeding.

Section 5.09 Rights of Contributions.  The Guarantors hereby agree, as between themselves, that if any Guarantor shall become an Excess Funding Guarantor (as defined below) by reason of the payment by such Guarantor of any Obligations, each other Guarantor shall, on demand of such Excess Funding Guarantor (but subject to the next sentence), pay to such Excess Funding Guarantor an amount equal to such Guarantor’s Pro Rata Share (as defined below and determined, for this purpose, without reference to the Properties, debts and liabilities of such Excess Funding Guarantor) of the Excess Payment (as defined below) in respect of such Obligations.  The payment obligation of a Guarantor to any Excess Funding Guarantor under this Section 5.09 shall be subordinate and subject in right of payment to the prior payment in full of the obligations of such Guarantor under the other provisions of this Article and such Excess Funding Guarantor shall not exercise any right or remedy with respect to such excess until payment and satisfaction in full of all of such obligations.

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For purposes of this Section 5.09, (a) “Excess Funding Guarantor” means, in respect of any Obligations, a Guarantor that has paid an amount in excess of its Pro Rata Share of such Obligations, (b) “Excess Payment” means, in respect of any Obligations, the amount paid by an Excess Funding Guarantor in excess of its Pro Rata Share of such Obligations and (c) “Pro Rata Share” means, for any Guarantor, the ratio (expressed as a percentage) of (i) the amount by which the aggregate present fair saleable value of all Properties of such Guarantor (excluding any shares of stock of any other Guarantor) exceeds the amount of all the debts and liabilities of such Guarantor (including contingent, subordinated, unmatured and unliquidated liabilities, but excluding the obligations of such Guarantor hereunder and under the other Financing Documents to which it is a party and any obligations of any other Guarantor that have been Guaranteed by such Guarantor) to (ii) the amount by which the aggregate fair saleable value of all Properties of all of the Guarantors exceeds the amount of all the debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities, but excluding the obligations the Guarantors hereunder and under the other Financing Documents) of all of the Guarantors, determined (A) with respect to any Guarantor that is a party hereto on the Amendment Closing Date, as of the Amendment Closing Date, and (B) with respect to any other Guarantor, as of the date such Guarantor becomes a Guarantor hereunder.

Notwithstanding anything to the contrary, the obligations and liabilities of any Obligor incorporated under the laws of Luxembourg (the “Luxembourg Obligor”) under the Financing Documents, shall be limited as follow:

(i)           obligations and liabilities of the Luxembourg Obligor shall not include any obligation which, if incurred, would constitute a misuse of corporate assets as defined under Article 171-1 of the Luxembourg Company Act of August 10, 1915, as amended from time to time; and

(ii)           the Guarantee granted by the Luxembourg Obligor for the Obligations of any Person, which is not a Subsidiary of the Luxembourg Obligor, shall be limited, at any time, to an amount equal to the aggregate of:

(a)	all monies (if any) borrowed under this Agreement, either directly by, or indirectly when on-lent to, the Luxembourg Obligor or any of its Subsidiaries (the “Loan Amount”);

(b)	plus the total amount not exceeding 95% (ninety-five per cent) of the greater of:

-	the market value of the assets of the Luxembourg Obligor at the time the Guarantee is called; and

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-	the market value of the assets of the Luxembourg Obligor at the date of this Agreement;

(c)	less the Liabilities, other than the Loan Amount, at the time the Guarantee is called.

For the purpose hereof, “Liabilities” means all existing liabilities (other than any liabilities owed to the direct or indirect shareholders of the Luxembourg Obligor) incurred, from time to time, by the Luxembourg Obligor and as reflected, from time to time, in the books of the Luxembourg Obligor.

If the parties fail to reach an agreement as to the market value of the assets as referred to under (ii (b)) above, such market value shall be determined by (i) an independent investment bank appointed for this purpose by the parties to the Agreement or (ii) a Luxembourg réviseur d’entreprises appointed upon the request of any of the parties to the Agreement by the president of the Institut Luxembourgeois des Réviseurs d’Entreprises.

For the avoidance of doubt, the limitations contained in this Luxembourg-specific limitation shall not in any manner limit the granting or enforcement of any security interest granted by the Luxembourg Obligor, and in particular, without however being limited to, any security created pursuant to the Financing Documents which shall, without any restriction or limitation, fully secure all liabilities and obligations of any Obligor under the Transaction Documents.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.01 [INTENTIONALLY OMITTED]

Section 6.02 Conditions Precedent to Each Credit Extension.  The obligations of the Lenders to make the Loans on the occasion of any Credit Extension (including the Credit Extension on the Amendment Closing Date) is subject to the satisfaction of the following conditions:

(a) Representations and Warranties.  The representations and warranties of each Obligor contained in Article VII shall be true and correct in all material respects on and as of the date of such Credit Extension (except to the extent such representation or warranty expressly relates to an earlier date), before and after giving effect to such Credit Extension and to the application of the proceeds thereof, as though made on and as of such date.

(b) No Default or Material Adverse Effect.  (i)  No Default shall have occurred and be continuing, or shall result from such Credit Extension or from the application of the proceeds thereof; and

        (ii)     no event or circumstance that could reasonably be expected to result in a Material Adverse Effect shall have occurred since the next preceding Credit Extension (including the Credit Extension next preceding the Amendment Closing Date).

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(c) Permitted Acquisition.  In the case of any Credit Extension of any Loan the proceeds of which are applied directly or indirectly to a Permitted Acquisition:

(i) the Interest Coverage Ratio as of the last day of the Fiscal Quarter next preceding the date of such Credit Extension for which financial statements required by Section 8.01(a) or (b) shall have been delivered is at least 2.75 to 1.00 at any time from the Closing Date through June 16, 2010,

(ii) the Debt Ratio as of the last day of the Fiscal Quarter next preceding the date of such Credit Extension for which financial statements required by Section 8.01(a) or (b) shall have been delivered is not greater than 5.50 to 1.00 at any time from the Closing Date through June 16, 2010,

(iii) immediately prior to, and after giving pro forma effect to, such Credit Extension and the related Permitted Acquisition, Liquidity is at least $25,000,000, and

(iv) the Permitted Acquisition is of only an Eligible Asset.

(d) Borrowing Request.  The Administrative Agent shall have received (i) a Borrowing Request in respect of the Loans requested on the date of such Credit Extension which Borrowing Request shall have been duly executed and delivered in accordance with Section 2.03(a) and (ii) a certificate from an Authorized Officer of the Borrower certifying as of the date of such Credit Extension as to the matters set forth in the foregoing clauses of this Section 6.02.

Section 6.03 Conditions Precedent to Amendment Closing Date.  The amendment and restatement of the Existing Credit Agreement provided for hereby and the obligations of each Lender to make any Loan on or after the Amendment Closing Date are subject to the satisfaction or waiver of each of the conditions precedent set forth in this Section on or prior to June 30, 2009.

(a) Amended and Restated Credit Agreement.  The Administrative Agent shall have received counterparts of this Agreement signed on behalf of the Borrower, each Guarantor, each of the Existing Lenders, each of the Lenders party hereto and the Administrative Agent.

(b) Corporate Documents.  The Administrative Agent shall have received from the Borrower and each of the Guarantors, as applicable, the following documents, each certified as indicated below:

(i) to the extent readily available in the applicable jurisdiction, a copy of a certificate (or the equivalent thereof in such jurisdiction) as to the good standing of, and payment of franchise taxes by, each such Person from their respective jurisdiction of organization dated as of a recent date; and

(ii) a certificate, executed by an Authorized Officer, dated as of the Amendment Closing Date certifying:

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(A) that attached to such certificate is a true and complete copy of the Organic Documents of each such Person and each other Subsidiary of the Borrower and each Non-Controlled Project Entity as of the Amendment Closing Date, as in effect on the date of such certificate and that such Organic Documents (i) have been duly adopted by the Board of Directors of such party and (ii) have not been modified, rescinded or amended and are in full force and effect,

(B) that attached to such certificate is a true and complete copy of resolutions duly adopted by the authorized governing body of each such Person, authorizing the execution, delivery and performance of such of this Agreement and such other acts and things necessary for the consummation of the transactions contemplated by this Agreement and that such resolutions (i) have been duly adopted by the Board of Directors of such party; (ii) have not been modified, rescinded or amended and are in full force and effect and (iii) there exist no other resolutions of such Person relating to the matters set forth in said resolutions,

(C) that the certificates of good standing furnished pursuant to clause (b)(i) of this Section 6.03, have not been amended since the date of the certification furnished, and

(D) as to the incumbency and specimen signature of each officer, member or partner (as applicable) of each such Person executing this Agreement and each other document to be delivered by such party from time to time pursuant to the terms thereof (and the Administrative Agent and each Lender may conclusively rely on such incumbency certification until it receives notice in writing from the Borrower).

(c) Opinions of Counsel.  The Administrative Agent shall have received an opinion, to be dated as of the Amendment Closing Date and addressed to the Administrative Agent and the Secured Parties, each in form and substance satisfactory to the Administrative Agent from

(i) Weil, Gotshal & Manges LLP, New York counsel to the Obligors;

(ii) Weil, Gotshal & Manges LLP, United Kingdom counsel to the Obligors;

(iii) Milbank, Tweed, Hadley & McCloy LLP, New York counsel to the Administrative Agent;

(iv) Appleby, Bermuda counsel to the Obligors;

(v) Chancery Chambers, Barbados counsel to the Obligors;

(vi) Noble & Scheidecker, Luxembourg counsel to the Obligors;

(vii) Torys LLP, Ontario counsel to the Obligors;

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(viii) Kirkpatrick & Lockhart Preston Gates Ellis LLP, special counsel to the Obligors;

(ix) Loyens & Loeff, Dutch counsel to the Obligors; and

(x) Minter Ellison Lawyers, Australian counsel to the Obligors.

(d) Fees, Expense, etc.  All fees required to be paid and all costs and expenses due and payable as of the Amendment Closing Date shall have been paid or arrangements satisfactory to the payee shall have been made with respect thereto.

(e) Prepayment.  Contemporaneously with the occurrence of the Amendment Closing Date, the Borrower shall have made an optional prepayment to the Administrative Agent, for the account of The Royal Bank of Scotland, plc, in its capacity as an Existing Lender (“RBS”), in such amount, which is the principal amount of all outstanding Loans held by RBS under the Existing Credit Agreement, together with (i) all accrued and unpaid interest and fees to the Amendment Closing Date and (ii) any amounts payable pursuant to Section 4.04 hereof.

(f) Delivery of Notes.  The Administrative Agent shall have received, for the account of each Lender that has requested a Note in writing three (3) Business Days prior to the Amendment Closing Date, such Lender’s Notes duly executed and delivered by an Authorized Officer of the Borrower.

(g) Patriot Act Disclosures.  The Administrative Agent and each Lender shall have received all Patriot Act Disclosures reasonably requested by them prior to execution of this Agreement.

The Administrative Agent and its counsel shall be satisfied that (i) the Liens granted pursuant to the Security Documents to the Collateral Agent, for the benefit of the Secured Parties in the Collateral (subject to Permitted Liens) is a first priority (or local equivalent thereof) security interest, and (ii) no Lien exists on any of the Collateral other than the Lien created in favor of the Collateral Agent, for the benefit of the Secured Parties, pursuant to a Financing Document and the Permitted Liens.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES

 In order to induce the Lenders to enter into this Agreement and to make Credit Extensions hereunder, each Obligor represents and warrants to each Credit Party which is a party hereto as follows:

Section 7.01 Due Organization, etc.

(a) The Borrower has been duly formed, is validly existing as a limited partnership in good standing under the laws of Bermuda.

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(b) The entities listed on Schedule 7.01(b) (as supplemented from time to time pursuant to Section 8.01(a)(x)) are all of the direct and indirect Subsidiaries of the Borrower.  Each such Subsidiary (i) has been duly organized, (ii) is validly existing and (iii) is in good standing as a corporation or limited partnership, as the case may be, under the laws of the jurisdictions indicated on Schedule 7.01(b) (as supplemented from time to time pursuant to Section 8.01(a)(x)), except, in the case of clause (iii), where the failure to be in good standing could not reasonably be expected to result in a Material Adverse Effect.

(c) The entities listed on Schedule 7.01(c) (as supplemented from time to time pursuant to Section 8.01(a)(x)) are all of the Non-Controlled Project Entities in which the Borrower indirectly owns an ownership interest.  The Borrower directly or indirectly owns the percentage of outstanding Capital Stock of each of the Non-Controlled Project Entities set forth opposite the name of such Non-Controlled Project Entity on Schedule 7.01(c) hereto (as supplemented from time to time pursuant to Section 8.01(a)(x)).  To the best knowledge of the Obligors, each of such Non-Controlled Project Entities (i) has been duly organized, (ii) is validly existing and (iii) is in good standing as a corporation or limited partnership, as the case may be, under the laws of the jurisdictions indicated on Schedule 7.01(c) hereto, except, in the case of clause (iii), where the failure to be in good standing could not reasonably be expected to result in a Material Adverse Effect.

(d) Each of the Borrower, its Subsidiaries and, to the best knowledge of the Obligors, the Non-Controlled Project Entities, other than any Immaterial Group of Companies, has all requisite power and authority to own, lease and/or operate and maintain its material Properties and conduct its business in all material respects as currently conducted.

(e) Each of the Borrower, its Subsidiaries and, to the best knowledge of the Obligors, the Non-Controlled Project Entities is in good standing as a foreign corporation in each jurisdiction in which its ownership or lease of Property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 7.02 Operation of the Projects.  Other than Projects which are owned or leased by any Immaterial Group of Companies, the Projects which are owned or leased by the Subsidiaries of the Borrower and, to the best knowledge of the Obligors, the Projects which are owned or leased by the Non-Controlled Project Entities are in all material respects in good working order (ordinary wear and tear excepted) and repair and are adequate in all material respects for the operation of such Projects as currently being and expected to be operated.

Section 7.03 Taxes.  Each of the Borrower, its Subsidiaries and, to the best knowledge of the Obligors, the Non-Controlled Project Entities have filed all material federal, provincial, state, local and foreign tax returns that are required to be filed and have paid all material taxes required to be paid and any related assessments, fines or penalties, except for (i) any such tax, assessment, fine or penalty that is being contested in good faith and by appropriate proceedings and (ii) except in the case of the Obligors, taxes the failure of which to pay could not reasonably be expected to result in a Material Adverse Effect.

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Section 7.04 Compliance with ERISA .  (i) Each of the Obligors is in compliance with the applicable provisions of ERISA and the Code; (ii) no “reportable event” (as defined in ERISA) has occurred with respect to any Plan for which the Obligors would have any liability; and (iii) no Obligor or any member of an Obligor’s ERISA Group has incurred or reasonably expects to incur any liabilities (including, without limitation, any contingent, potential or secondary liabilities) under Title IV of ERISA or Section 412 or 4971 of the Code or Section 302 of ERISA other than those arising from plan contributions or PBGC premium payments made in the ordinary course, except in each case, to the extent that the failure to be in compliance or any such liability could not reasonably be expected to result in a Material Adverse Effect.  Each Plan for which the Obligors would have any liability that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified as to the form of such Plan (or the time for making such request has not yet lapsed) in all material respects and, to the knowledge of the Obligors, nothing has occurred since the date of such determination, whether by action or by failure to act, which would cause the loss of such qualification.

Section 7.05 Compliance with Laws.  (i)  Each of the Borrower, its Subsidiaries and, to the best knowledge of the Obligors, the Non-Controlled Project Entities are in compliance in all material respects with all Applicable Laws; (ii) the Borrower, its Subsidiaries and, to the best knowledge of the Obligors, the Non-Controlled Project Entities are in compliance in all material respects with all applicable Environmental Laws; and (iii) the Borrower, its Subsidiaries and, to the best knowledge of the Obligors, the Non-Controlled Project Entities are in compliance with any and all Governmental Approvals required under any Applicable Laws and Environmental Law, except, in the case of each of clause (i), (ii) and (iii) above of each such Person other than an Obligor, where the failure so to comply could not reasonably be expected to result in a Material Adverse Effect.

Section 7.06 Insurance.  Other than any Immaterial Group of Companies, each of the Borrower, its Subsidiaries and, to the best knowledge of the Obligors, the Non-Controlled Project Entities have in full force and effect, insurance with reputable insurers covering the Projects and their other Properties, operations, personnel and businesses against such losses, damage, risks and hazards as are consistent with customary industry practice for companies engaged in similar business and owning similar Properties in the same general geographic areas to protect the Borrower, its Subsidiaries, the Non-Controlled Project Entities and their respective businesses.

Section 7.07 Business Activities.  Neither the Borrower nor any Guarantor has any direct or indirect Equity Interest in any corporation, partnership, joint venture or other entity other than, the Subsidiaries listed on Schedule 7.01(b) (as supplemented from time to time pursuant to Section 8.01(c)(vi)) and the Non-Controlled Project Entities listed on Schedule 7.01(c) (as supplemented from time to time pursuant to Section 8.01(c)(vi)).  The Borrower and the Guarantors have not engaged in any business or activity other than the ownership of the Equity Interests referred to in the preceding sentence and activity incidental thereto (including owing or holding Affiliate Subordinated Debt).

Section 7.08 Authorization and Enforceability of Financing Documents.

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(a) Each of the Obligors has all requisite corporate or other power and authority to enter into this Agreement and the other Financing Documents to which it is a party.  This Agreement and the other Financing Documents to which it is a party has been duly and validly authorized, executed and delivered by each of the Obligors.

(b) Each of the Financing Documents to which an Obligor is a party constitute the valid and binding agreement of the such Obligor, enforceable against the such Obligor in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and (ii) the availability of equitable remedies.

Section 7.09 Non-contravention.  None of the execution or delivery of this Agreement, any other Financing Document, the performance of or compliance with the terms and conditions hereof or thereof or the consummation of the transactions contemplated hereby or thereby (i) contravenes in any material respect any Applicable Law, (ii) constitutes a default under or results in the violation of the provisions of the organizational documents of any Obligor, (iii) results in the creation or imposition of any Liens (other than Liens created under the Security Documents) on any Properties of any Obligor or (iv) constitutes a default under or results in the violation of any material indenture, mortgage, deed of trust, loan agreement, license, lease or other material agreement, contract or instrument to which any Obligor is a party or by which they or any of their Properties are bound.

Section 7.10 Governmental Approvals.  All Governmental Approvals which are required to be obtained or applied for in connection with the execution, delivery and performance by the Obligors of the Financing Documents to which they are a party and the granting of security thereunder have been duly obtained, were validly issued and are in full force and effect, final, held in the name of the relevant Obligor, and, in each case, are free from conditions which the relevant Obligor does not reasonably expect it will be able to satisfy in all material respects.

Section 7.11 Legal and other Proceedings.  There are no legal or governmental proceedings pending or, to the best knowledge of the Obligors, threatened against any Obligor, its Subsidiaries or, to the best knowledge of the Obligors, the Non-Controlled Project Entities or its or their Property that could reasonably be expected to be adversely determined and, if determined adversely, could reasonably to expected to have a Material Adverse Effect.

Section 7.12 Solvency.  After giving effect to the consummation of the transactions contemplated by the Financing Documents and the making of the Loans, the use of proceeds therefrom and the performance by each Obligor of its respective obligations pursuant to the Financing Documents, each of the Obligors will be Solvent.

Section 7.13 Security Documents.  The Security Documents create valid and perfected first priority liens on and/or security interests in all of the Collateral in favor of the Secured Parties, subject only to Permitted Liens.

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Section 7.14 Material Adverse Effect.  Since December 31, 2007, no event or circumstance has occurred that could reasonably be expected to result in a Material Adverse Effect.

Section 7.15 Financial Information.  The financial statements of the Obligors furnished to the Administrative Agent and each Lender pursuant hereto have been prepared in accordance with GAAP consistently applied, and present fairly in all material respects the consolidated financial condition of the Persons covered thereby as at the dates thereof and the results of their operations for the periods then ended subject, in the case of unaudited financials, to customary year-end adjustments.

Section 7.16 Books and Records.  Each of the Obligors maintains a system of accounting controls that is sufficient to provide reasonable assurance that it (i)  makes and keeps accurate books and records and (ii) maintains internal accounting controls which provide reasonable assurance that (A) material information relating to the Obligors is made known to such Obligor’s principal executive officer and its principal financial officer by others within those entities and transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of its consolidated financial statements and to maintain accountability for its assets, (C) access to its assets is permitted only in accordance with management’s general or specific authorization and (D) the reported accountability for its assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

Section 7.17 Foreign Corrupt Practices Act of 1977.  None of the Obligors nor any director, officer, agent, employee or other person associated with or acting on behalf of the Obligors, has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or any comparable Applicable Law; or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

Section 7.18 Money Laundering Laws.  The operations of the Obligors are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any of the Obligors with respect to the Money Laundering Laws is pending or threatened, except, in each case, as would not reasonably be expected to have a Material Adverse Effect.

Section 7.19 Office of Foreign Assets Control.  None of the Obligors and none of their respective directors, officers, agents, employees or Affiliates is (i) a person included in the Specially Designated Nationals and Blocked Persons Lists, as published from time to time by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), or (ii) currently subject to any U.S. economic sanctions administered by OFAC; and the Borrower will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary or Non-Controlled Project Entity, joint venture partner or other person or entity, in violation of any of the U.S. economic sanctions administered by OFAC.

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Section 7.20 Capitalization.  The Borrower, its Subsidiaries and, to the best knowledge of the Obligors, each Non-Controlled Project Entity have an authorized capitalization as of the date hereof as set forth on Schedule 7.20 and, as of any other date on which this representation is required to be made, as supplemented pursuant to Section 8.01(a)(x); the issued and outstanding shares or membership interests of Capital Stock of the Borrower, its Subsidiaries and the Non-Controlled Project Entities, as the case may be, which are owned directly or indirectly by the Borrower have been duly and validly authorized and issued, are fully paid and non-assessable, are free from all Liens other than Permitted Liens and are owned of record as set forth on Schedule 7.20 as supplemented pursuant to Section 8.01(a)(x); and there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any Equity Interest in the Borrower, its Subsidiaries and the Non-Controlled Project Entities, except as described on Schedule 7.20 as supplemented pursuant to Section 8.01(a)(x).

Section 7.21 Investment Company Act, PUHCA.  None of the Borrower or any Guarantor is (i) an “investment company” or a company “controlled by” a company which is an “investment company” within the meaning of the Investment Company Act of 1940 of the United States, as amended, or otherwise subject to any regulatory scheme of any Governmental Authority or otherwise applicable to such Person or its Properties which restricts or requires approval for the incurrence of debt, unless approval has been received, or (ii) a “holding company” within the meaning of Section 1262(8) of PUHCA or subject to regulation under PUHCA.

Section 7.22 Margin Regulations.  The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Credit Extensions will be used to purchase or carry margin stock or otherwise for a purpose which violates, or would be inconsistent with, Board Regulation U or Regulation X.  Terms for which meanings are provided in Board Regulation U or Regulation X or any regulations substituted thereof, as from time to time in effect, are used in this Section with such meanings.

Section 7.23 Disclosure.  Except with respect to financial projections and other budgets, other forward-looking statements, estimates and general market or industry information, all of the written information, taken as a whole, delivered by or on behalf of any Obligor or any of its representatives in connection with this Agreement and the transactions contemplated hereby is complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made.  All financial projections and other budgets, other forward-looking statements, estimates and general market or industry information, if any, that have been or will be prepared by or on behalf of the Obligors and made available to any Arranger, the Administrative Agent or the Lenders in connection with the transactions contemplated hereby have been prepared in good faith based upon assumptions believed  by the Borrower to be reasonable (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the Borrower’s control, and that no assurance can be given that the projections will be realized).

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Section 7.24  Project Level Indebtedness Documents.  To the best knowledge of the Borrower after due inquiry, the Project Level Indebtedness Documents set forth on Schedule 7.24 are all of the material Project Level Indebtedness Documents in existence on the Amendment Closing Date.

ARTICLE VIII
REPORTING REQUIREMENTS

Section 8.01 Reporting Requirements.  The Borrower covenants and agrees that from and after the date hereof, the Borrower shall:

(a) Furnish, or cause to be furnished, to the Administrative Agent copies of the following financial statements, reports, notices and information:

(i) as soon as available and in any event within forty-five (45) days after the end of each of the first three Fiscal Quarters of each Fiscal Year, an unaudited consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such Fiscal Quarter and consolidated statements of income and cash flow of the Borrower and its Subsidiaries for such Fiscal Quarter and for the period commencing at the end of the previous Fiscal Year and ending with the end of such Fiscal Quarter, and including (in each case to the extent available), in comparative form the figures for the corresponding Fiscal Quarter in, and year to date portion of, the immediately preceding Fiscal Year, certified as complete and correct by an Authorized Officer of the Borrower;

(ii) as soon as available and in any event within ninety (90) days after the end of each Fiscal Year, a copy of the consolidated balance sheets of the Borrower and its Subsidiaries, and the related consolidated statements of income and cash flow of the Borrower and its Subsidiaries for such Fiscal Year, setting forth in comparative form the figures for the immediately preceding Fiscal Year and, in the case of such consolidated balance sheets and statements of income and cash flow, audited by a nationally recognized firm of independent public accountants acceptable to the Administrative Agent, which shall include a review of the calculation of the Compliance Certificate;

(iii) concurrently with the delivery of the financial information pursuant to clauses (i) and (ii), a Compliance Certificate, executed by an Authorized Officer of the Borrower, showing the calculation required thereby and stating that no Default has occurred and is continuing (or, if a Default has occurred, specifying the details of such Default and the action that the Borrower or any Obligor has taken or proposes to take with respect thereto) and specifying whether or not a Trigger Event has occurred;

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(iv) as soon as reasonably practicable and in any event within five Business Days after any Obligor obtains knowledge of the occurrence of an Default or Event of Default, a statement of an Authorized Officer of the Borrower setting forth details of such Default or Event of Default and the action which the Borrower has taken and proposes to take with respect thereto;

(v) as soon as reasonably practicable and in any event within five (5) Business Days after any Obligor obtains knowledge of (A) any Event of Loss, Event of Eminent Domain or any Asset Disposition giving rise to proceeds in excess of $5,000,000, and in each case a certificate of an Authorized Officer of the Borrower setting forth the details thereof, (B) any material litigation involving the Borrower or any of its Subsidiaries or, to the extent that, if adversely determined, it could reasonably be expected to have a Material Adverse Effect, a Non-Controlled Project Entity or (C) any event or condition that has had or is reasonably expected to have a Material Adverse Effect, in each case, notice thereof and, to the extent the Administrative Agent reasonably requests, copies of documentation relating thereto, if any;

(vi) prior to any Permitted Acquisition, the Borrower shall provide to the Administrative Agent such information as the Administrative Agent reasonably requests regarding the Eligible Asset or Excluded Asset which is the subject of such Acquisition including (without limitation):  (a) an independent valuation (or any other evidence of value as may be reasonably satisfactory to the Required Lenders) of any Eligible Asset, if such Eligible Asset is being acquired from an Affiliate of the Borrower or any Guarantor or if otherwise prepared by or for the use of the Borrower or any Guarantor in connection with such Acquisition, (b) the generally accepted accounting principles that will be applicable to the financial statements for any Subsidiary or Non-Controlled Project Entity created or acquired in connection with such Permitted Acquisition and (to the extent available from the seller of any Eligible Asset) audited financial statements for such Subsidiary or Non-Controlled Project Entity created or acquired in connection with such Permitted Acquisition, (c) pro forma financial statements of the Borrower demonstrating that the conditions set forth in Section 6.02(c) have been satisfied, (d) an updated organizational chart reflecting the percentage of ownership interests in each Subsidiary and Non-Controlled Project Entity directly or indirectly acquired pursuant to such Permitted Acquisition and, and (e) the net Acquisition cost to be paid by the Borrower or its Subsidiaries in connection with such Acquisition.

(vii) promptly (A) if the Borrower obtains actual knowledge that one or more of the Borrower or any Person which owns, directly or indirectly, any Capital Stock of the Borrower (other than any direct holder of the Capital Stock of BAM,  BIP or any Affiliate thereof that is a publicly traded company), or any other holder at any time of any direct or indirect equitable, legal or beneficial interest therein (other than any direct holder of the Capital Stock of BAM, BIP or any Affiliate thereof that is a publicly traded company) is in violation of any of the Terrorism Laws, the Borrower will notify the Administrative Agent and (B) upon the request of any Lender, the Borrower will provide any information in its possession or control that may be disclosed without a waiver from, or violation of a privilege or confidentiality undertaking with an unaffiliated third party such Lender believes is reasonably necessary to be delivered to comply with the Patriot Act;

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(viii) promptly upon the filing thereof, copies of all registration statements (other than the exhibits thereto and any registration statements on Form S-8 or its equivalent) and reports on Forms 10-K, 10-Q and 8-K (or their equivalents), if any, which the Borrower shall have filed with the Securities and Exchange Commission;

(ix) such other financial and other information as any Lender through the Administrative Agent may from time to time reasonably request (including information and reports in such detail as the Administrative Agent may request with respect to the terms of and information provided pursuant to the Compliance Certificate); and

(x) on the date of (1) any Permitted Acquisition or of any Asset Disposition by any Obligor, or (2) the issuance of any Capital Stock by a Subsidiary or Non-Controlled Project Entity to a Person that is not listed as a holder of such Capital Stock on Schedule 7.01(b), Schedule 7.01(c) or Schedule 7.20, as applicable, or any supplement thereof as applicable, provide an updated Schedule 7.01(b), Schedule 7.01(c) and/or Schedule 7.20, as applicable,  reflecting any such Permitted Acquisition, Asset Disposition or issuance of Capital Stock.

Section 8.02 Lender Reporting Requirement.  (a) If the audited financial statements delivered to the Administrative Agent under Section 8.01(a)(vi) are prepared using (or if no such audited financial statements are so delivered or the provisions of Section 9.11(b) apply, the Borrower has designated) generally accepted accounting principles of a jurisdiction that is not an Approved Jurisdiction or IFRS, the Required Lenders may, in their reasonable discretion, require that any financial reporting made using the generally accepted accounting principles of such jurisdiction be reconciled to US GAAP (or the generally accepted accounting principles of such other jurisdiction as may be agreed by the Required Lenders and the Borrower) and if the Required Lenders do so require, the Borrower shall deliver such reconciliation together with all financial reporting required under this Agreement and all financial ratios and other financial calculations required hereunder shall be made on the basis of such reconciled financial statements.  If the Required Lenders do not require such reconciliation with respect to the accounting principles of any such jurisdiction then such jurisdiction shall be an Approved Jurisdiction.

 (b) Prior to any Permitted Acquisition, as soon as reasonably practicable and in any event within ten (10) Business Days after receiving the information described in Section 8.01(a)(vi) or Section 9.11(b), the Administrative Agent shall notify the Borrower (a) of any Lender’s determinations as to whether the Permitted Acquisition includes the Acquisition of a Category A Asset and (b) whether or not the reconciliation described in Section 8.02(a) above is required.

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ARTICLE IX
AFFIRMATIVE COVENANTS

 The Obligors agree that, so long as any Loan or any other Obligation of any Obligor under any Financing Document (other than contingent Obligations which are intended to survive the termination thereof) shall remain unpaid or any Lender has any Commitment hereunder or any amount payable under any Note remains unpaid:

Section 9.01 Compliance with Obligations.  Each Obligor shall pay and discharge all its lawful governmental claims, taxes, assessments, charges and levies, except where the same may be contested in good faith by appropriate proceedings, and in such case will maintain in accordance with GAAP, appropriate reserves for the accrual of any such contested amounts.

Section 9.02 Maintenance of Property; Insurance.  (a)  The Borrower shall, and shall cause each of its Subsidiaries (other than any Immaterial Group of Companies) to, maintain or cause to be maintained insurance with respectable insurers covering the Projects and their other Properties, operations, personnel and businesses against such losses, damage, risks and hazards as are consistent with customary industry practice for companies engaged in similar businesses and owning similar Properties in the same general geographic areas.

(b) The Borrower shall, and shall cause each of its Subsidiaries to, keep all Property useful and necessary in its business in good repair, working order and condition, except (i) to the extent failure to so keep such Property could not reasonably be expected to have a Material Adverse Effect, and (ii) ordinary wear and tear.

(c) The Borrower shall, and shall cause each of its Subsidiaries (other than any Immaterial Group of Companies) to, operate and maintain each of the Projects owned or operated by it in accordance with Prudent Industry Practice.

Section 9.03 Conduct of Business.  The Borrower shall, and shall cause each of its Subsidiaries to preserve and maintain its legal existence and material rights and privileges, except to the extent permitted hereby or to the extent that failure to maintain such existence (in the case of any Subsidiary) or such rights and privileges could not reasonably be expected to have a Material Adverse Effect.

Section 9.04 Compliance with Laws.  The Borrower shall, and cause each of its Subsidiaries to, comply with all Applicable Laws (including, without limitation, all Environmental Laws and ERISA and the rules and regulations thereunder) except for such non-compliance, the result of which could not reasonably be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing, the Obligors shall, and shall cause each of their respective Subsidiaries to, ensure that no portion of the Loans will be used, disbursed or distributed for any purpose, or to any Person, directly or indirectly, in violation of any of the Terrorism Laws and shall comply in all material respects with all Terrorism Laws with respect thereto.

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Section 9.05 Use of Proceeds.  The proceeds of the Loans may be used for working capital and other general corporate purposes, including Permitted Acquisitions of Eligible Assets.

Section 9.06 Inspection of Property, Books and Records.  The Borrower shall, and shall cause each of its Subsidiaries to, keep proper books of record and account in accordance with GAAP which accurately reflect all of its business affairs and transactions, and each of the Borrower and the Guarantors will permit, and, upon the occurrence and during the continuance of an Event of Default, will cause each of its Subsidiaries to permit, representatives of any Credit Party to visit and inspect any of their respective Properties (including the Projects), to examine and make abstracts from any of their respective books and records and to discuss their respective affairs, finances and accounts with their respective officers, employees and, in the presence of representatives of the relevant Obligors, independent public accountants, all at such reasonable times during normal business hours and as often as may reasonably be desired, upon reasonable advance notice to the Borrower or such Subsidiary, as the case may be.

Section 9.07 Government Approvals.  The Borrower shall, and shall cause each of its Subsidiaries to, at all times obtain and maintain in full force and effect all Governmental Approvals and other consents and approvals required at any time in connection with its business as currently conducted and as proposed to be conducted, except in each case where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

Section 9.08 Pari Passu Ranking.  Each Obligor shall ensure that at all times the Financing Documents and the Obligations evidenced thereby constitute secured obligations of the Borrower ranking in priority of payment at least pari passu with all other Financial Indebtedness of the Obligors whether now existing or hereafter outstanding.

Section 9.09 Non-Controlled Project Entities.  The Borrower shall, and shall cause each of its Subsidiaries to, take commercially reasonable actions, within its control, to cause each Non-Controlled Project Entity (other than, taken together with all Subsidiaries of the Borrower, a Non Controlled Project Entity that is a part of an Immaterial Group of Companies) to comply with each of the covenants set forth in Article IX and Article X to the same extent as if such Non- Controlled Project Entity were a Subsidiary of the Borrower, and (b) vote against any proposal that in its reasonable judgment could reasonably be expected to result in a Material Adverse Effect; provided, however, nothing in this Section 9.09 shall require that any Person act in a manner (i) that such Person believes, in good faith (a) to be inconsistent with any fiduciary duty of such Person or (b) exposes such Person to liability or (ii) that breaches any shareholder or similar agreement (provided such agreement was not entered into with a view to circumvent the provisions of this Section 9.09).

Section 9.10 Further Assurances.  (a)  Promptly upon written request by the Administrative Agent, each Obligor shall execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, security agreements, pledge agreements, assignments, financing statements and continuations thereof, termination statements, notices of assignment, transfers, certificates, assurances and other instruments as the Administrative Agent may reasonably require from time to time in order to (i) carry out more effectively the purposes of the Financing Documents, (ii) subject each Obligor’s Properties to the Liens now or hereafter intended to be covered by any of the Security Documents, (iii) perfect and maintain the validity, effectiveness and priority of any of the Security Documents and any of the Liens intended to be created thereunder and (iv) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Financing Document or under any other instrument executed in connection with any Financing Document to which any Obligor is or is intended to be a party.

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(b) The Borrower shall, and cause each of its Subsidiaries to comply with the provisions set forth in Schedule 9.10, within such time period(s) specified therein (or such later date as the Administrative Agent consents in its sole discretion).

Section 9.11 Additional Collateral, Guarantors, etc.   (a)  With respect to any new Subsidiary or Non-Controlled Project Entity that is created or acquired after the Closing Date, directly or indirectly, by any Obligor, promptly, but in any case within forty-five (45) days of such creation or acquisition (which period may be extended by the Administrative Agent in its reasonable discretion), (i) give notice of such acquisition or creation to the Administrative Agent and execute and deliver to the Collateral Agent such amendments to the Security Documents or such other documents as the Administrative Agent reasonably deems necessary to grant to the Collateral Agent for the benefit of the Secured Parties a perfected security interest in the Capital Stock of such new Subsidiary or Non-Controlled Project Entity owned, directly or indirectly, by such Obligor (other than and for so long as such Subsidiary or Non-Controlled Project Entity is (x) a Project Company or (y) is subject to any legal and contractual restrictions with unaffiliated third parties on creation of such a security interest), (ii) deliver to the Collateral Agent the certificates, if any, representing such Capital Stock, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of such Obligor, (iii) give notice to the Administrative Agent of the generally accepted accounting principles applicable to the financial statements of such new Subsidiary or Non-Controlled Project Entity, (iv) if such new Subsidiary is a Wholly-Owned Subsidiary (other than and for so long as such Subsidiary (x) is a Project Company, or (y) is subject to any legal or contractual restrictions with unaffiliated third parties), cause such new Subsidiary (A) to become a party to the applicable Security Documents, as a pledgor thereunder, and to this Agreement, as a Guarantor hereunder, and (B) to take such actions necessary or advisable to grant to the Collateral Agent for the benefit of the Secured Parties a perfected security interest in the Collateral described in the Security Documents with respect to such new Subsidiary or Non-Controlled Project Entity (to the extent the Collateral Agent, for the benefit of the Secured Parties, has a perfected security interest in the same type of Collateral as of the Closing Date), including, without limitation, the filing of Filing Statements in such jurisdictions as may be required by the Security Documents or by law or as may be reasonably requested by the Administrative Agent; provided, however, the provisions of this Section 9.11(a) shall not apply to any Subsidiary or Non-Controlled Project Entity created or acquired for the purposes of incurring or guaranteeing Financial Indebtedness that is non-recourse to the Borrower or any Subsidiary of the Borrower (other than such Subsidiary or Non-Controlled Project Entity and its Subsidiaries) and which does incur or support such Financial Indebtedness within fifteen (15) days of the later of (i) its creation or acquisition and (ii) its ownership of any assets other than assets of de minimus value.

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(b) In the event that the GAAP applicable to any newly created Subsidiary or Non-Controlled Project Entity is not the same as the GAAP applicable to any then existing Subsidiary or Non-Controlled Project Entity, the provisions of Section 8.02(b) shall be applicable as if such newly created Subsidiary were to be acquired pursuant to an Permitted Acquisition.

Section 9.12 Financial Covenant.  The Borrower shall at all times maintain a Net Worth of at least $800,000,000.

Section 9.13 High Risk Countries.  In connection with any Permitted Acquisition of a Forestry Project in a High Risk Country, the Borrower will (i) prior to such Permitted Acquisition, (a) provide notice to the Administrative Agent of its intention to acquire such Forestry Project and (b) obtain a preliminary audit and screening of the Forestry Project by an independent accredited consultant (which preliminary audit and screening will provide a favorable assessment of achieving formal certification), and (ii) as soon as reasonably practicable following such Permitted Acquisition, pursue a formal certification of such Forestry Project.

ARTICLE X
NEGATIVE COVENANTS

 Each Obligor agrees that, so long as any Loan or any other Obligation of any Obligor under any Financing Document (other than contingent Obligations which are intended to survive the termination thereof) shall remain unpaid or any Lender has any Commitment hereunder or any amount payable under any Note remains unpaid:

Section 10.01 Limitation on Indebtedness.  The Borrower shall not, and shall not permit any Guarantor to, incur, assume, create or suffer to exist any Financial Indebtedness, except for the following Financial Indebtedness (collectively, “Permitted Indebtedness”):

(i) the Obligations incurred hereunder;

(ii) Affiliate Subordinated Debt;

(iii) Hedge Agreements entered into by the Borrower or any Guarantor in the ordinary course of business and not for speculative purposes and guarantees thereof by the Guarantors and the Borrowers (as applicable), provided that only Specified Hedge Agreements shall be entitled to the benefits of the Security Documents;

(iv) unsecured Financial Indebtedness that does not exceed an aggregate principal amount of $5,000,000 at any one time outstanding; or

(v) (A) Financial Indebtedness of a Guarantor existing on the date such entity becomes a Guarantor provided that such Financial Indebtedness was not incurred by such Guarantor in connection with the acquisition of such entity by the Borrower or its Subsidiaries and (B) any Financial Indebtedness incurred by such Guarantor to refinance, renew, replace, defease or refund, in whole or in part, any Financial Indebtedness specified in clause (A) above and any Financial Indebtedness incurred pursuant to this clause (B) (plus accrued interest and expenses related to such financing renewal, replacement, defeasance or refunding), provided that the principal amount (or accrued value) thereof is not more than the principal amount of such refinanced, renewed, replaced, defeased or refunded plus interest, fees, discounts, premiums and expenses).

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Section 10.02 Liens.  The Borrower shall not, and shall not permit any Guarantor to, create, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by it, except Permitted Liens.

Section 10.03 Restricted Payments.  The Borrower and the Guarantors shall not make any Restricted Payments, except:

(a) Restricted Payments made by any of the Guarantors to the Borrower or another Guarantor;

(b) Restricted Payments made by the Borrower so long as, immediately prior to, and after giving pro forma effect to, such Restricted Payment,

(i) no Default or Event of Default has occurred and is continuing,

(ii) the Interest Coverage Ratio as of the last day of the Fiscal Quarter immediately preceding the date of such Restricted Payment is at least (x) 2.50 to 1 at any time from the Closing Date through June 13, 2009, (y) 2.75 to 1 at any time from June 15, 2009 through June 15, 2010, and (z) thereafter, 3.00 to 1,

(iii) the Debt Ratio as of the last day of the Fiscal Quarter immediately preceding the date of such Restricted Payment is not greater than (x) 5.50 to 1.00 at any time from the Closing Date through June 13, 2010, and (y) thereafter, 5.00 to 1.00,

(iv) Liquidity is at least $25,000,000, and

(v) the Borrower has delivered an Officer’s Certificate to the Administrative Agent confirming that the conditions set forth in clauses (i) through (iv) of this clause (b) have been satisfied as of the last day of the Fiscal Quarter immediately preceding the date of such certificate and setting forth the calculation of the Interest Coverage Ratio, Debt Ratio and Liquidity in reasonable detail; provided that the Borrower shall not be required to deliver an additional certificate for any Restricted Payment made after the date of such certificate but prior to the end of the then-current Fiscal Quarter, but the Borrower shall be deemed to represent and warrant, as of the date any such Restricted Payment is made, that the condition set forth in this clause (b) have been satisfied; and

(c) Restricted Payments made by the Borrower so long as, immediately prior to, and after giving pro forma effect to, such Restricted Payment, (i) no Default or Event of Default has occurred and is continuing, (ii) such Restricted Payment is made solely from the proceeds of (x) Affiliate Subordinated Debt incurred by any Obligor, (y) proceeds of an equity investment in the Borrower from BAM or Affiliates of BAM or (z) Net Cash Proceeds or other amounts received by Borrower or any of the Guarantors in respect of Excluded Assets, and (iii) the Borrower has delivered an Officer’s Certificate to the Administrative Agent confirming that the conditions set forth in clauses (i) and (ii) of this clause (c) have been satisfied.

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Section 10.04 Consolidations and Mergers .

(a) The Borrower shall not enter into any transaction of merger or consolidation or sell all or substantially all of the Borrower’s Eligible Assets to any other Person.  The Borrower shall not permit the Guarantors to enter into any transaction of merger or consolidation or sell all or substantially all of the Eligible Assets of the Guarantors (taken as a whole) to any other Person (other than a merger, consolidation or sale to or into any Obligor).  The requirements of the foregoing sentence shall not apply to a sale or other disposition of any Subsidiary of the Borrower, any Non-Controlled Project Entity or all of the assets of any Project, if such sale does not result in the sale of all or substantially all of the Obligor’s Eligible Assets (taken as a whole).

(b) The Borrower shall not, and shall not permit any of its Subsidiaries to, purchase or otherwise acquire all or substantially all of the assets (including Capital Stock) of any other Person other than (i) a purchase or acquisition by an Obligor of assets of another Obligor provided that to the extent that any assets or Capital Stock of the purchased or acquired Obligor are subject to a Lien created pursuant to the Security Documents, after giving effect to such purchase or acquisition, a perfected security interest shall have been granted in such assets or the Capital Stock of such purchased or acquired entity in favor of the Collateral Agent for the benefit of the Secured Parties pursuant to documentation that is reasonably satisfactory to the Administrative Agent and (ii) pursuant to a Permitted Acquisition.

(c) The Borrower shall not, and shall not permit any of its Subsidiaries to, enter into any transaction of merger or consolidation or any Acquisition that would result in any Eligible Asset becoming an Excluded Asset.

Section 10.05 Transaction with Affiliates.  The Borrower shall not, and shall not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its respective Properties to, or purchase any Property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any of the Borrower’s or such Subsidiary’s respective Affiliates (each, an “Affiliate Transaction”), unless the Affiliate Transaction is on terms that are no less favorable to the Borrower or the applicable Subsidiary than those that would have been obtained in a comparable transaction by the Borrower or such Subsidiary with an unrelated Person or such transaction is among Obligors and does not impair, in any material respect, the Collateral or the ability of any Obligor to perform its obligations under the Financing Documents to which it is a party.

Section 10.06 Investments in Other Persons.

(a) The Borrower will not, and will not permit its Guarantors to, make any loans or advances other than in the ordinary course of business (other than a loan or advance that constitutes Affiliate Subordinated Debt owed to an Obligor).

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(b) The Borrower will not, and will not permit any of its Guarantors to, acquire or create any additional Subsidiaries; provided, however, that, subject to compliance with Section 9.11, this shall not limit the Borrower’s ability or the ability of any Guarantor to acquire, or create, a Subsidiary (i) to acquire, the Capital Stock of any Subsidiary or Non-Controlled Project Entity in accordance with Section 10.04(b), (ii)  to acquire the capital stock of any then existing Subsidiary or Non-Controlled Project Entity or (iii) to create Subsidiaries in connection with the incurrence of Project Level Indebtedness that is non-recourse to the Borrower or any Subsidiary of the Borrower (other than such Subsidiary and its Subsidiaries).

Section 10.07 Modification of Contractual Obligations.  The Borrower shall not, and shall not permit any of its Subsidiaries to:

(a) amend, supplement, waive or otherwise modify the Master Services Agreement or Equity Facility, other than any such amendment, supplement, waiver or other modification that does not when taken as a whole adversely affect the interests of the Secured Parties hereunder or under the other Financing Documents; or

(b) amend, supplement, waive or otherwise modify the Organic Documents of the Borrower or any of its Subsidiaries, if the result could reasonably be expected to have a Material Adverse Effect.

Section 10.08 Fiscal Periods.  No Obligor shall permit the Fiscal Year to end on a day other than on December 31 of each year.

Section 10.09 Margin Stock.  The Borrower will not use any proceeds of the Credit Extensions, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations U and X.

Section 10.10 Nature of Business.  The Borrower shall not, and shall not permit any Guarantor to, engage in any business other than the ownership of the Capital Stock of Subsidiaries and Non-Controlled Project Entities listed on Schedule 7.01(b) or 7.01(c) or acquired pursuant to a Permitted Acquisition.  The Borrower shall not permit any of its Subsidiaries to engage in any business or acquire any Property that would result in an Eligible Asset becoming an Excluded Asset.

Section 10.11 Sale of Pledged Shares.  If the direct or indirect sale or transfer of any Capital Stock of any Wholly-Owned Subsidiary of an Obligor that constitutes all or part of the Collateral (a “Transfer”) would result, under the Organic Documents of such Wholly-Owned Subsidiary, in any Person having a right to consent to any subsequent Transfer, then the Borrower shall not, and shall cause each Obligor to not, consummate a Transfer of less than 100% of the Capital Stock of such Wholly-Owned Subsidiary, unless the transferee thereof irrevocably consents in writing to any sale or transfer to, or other realization by, the Collateral Agent (or any assignee or designee of the Collateral Agent pursuant to the exercise by the Collateral Agent of its rights under the Financing Documents) of the Capital Stock of such Wholly-Owned Subsidiary that is so Transferred.  Notwithstanding the foregoing, nothing in this Section 10.11 shall limit or effect any rights of first refusal, options, calls, puts, preemptions or similar rights under any Organic Document of an Obligor or Wholly-Owned Subsidiary of an Obligor.

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ARTICLE XI
EVENTS OF DEFAULT

Section 11.01 Events of Default.  Each of the following events or occurrences described in this Article shall constitute an “Event of Default”:

(a) Non-Payment of Obligations.  The failure to pay or cause to be paid (i) any principal of or premium, if any on the Loans when the same becomes due and payable, whether at scheduled maturity or required prepayment or by acceleration or otherwise and (ii) any interest, fees or any other obligations under the Financing Documents (other than an amount referred to in clause (i)) when the same becomes due and payable under this Agreement and in the case of clause (ii) such failure shall continue unremedied for a period of three (3) Business Days.

(b) Breach of Warranty.  Any representation or warranty made by any Obligor, Trilon, BUC, Canco, Cancosub HoldCo, BIP, BAM or BIG under any Financing Document or any certificate delivered pursuant hereto or thereto shall prove to have been untrue or misleading in any material respect as of the time made, confirmed or furnished.

(c) Non-Performance of Certain Covenants and Obligations.  The failure by the Borrower or any Guarantor to perform or observe any covenant or obligation under Sections 9.03, 9.05, 9.11, 9.12 or Article X.

(d) Non-Performance of Other Covenants and Obligations.  The failure by any Obligor, Trilon, BUC, Canco, Cancosub HoldCo, BIP, BAM or BIG to perform or observe any of its other covenants or obligations in the Financing Documents to which it is a party (other than such failures described in clause (a) or (c) above) and such failure shall continue uncured for 30 or more days after a Authorized Officer of such Person obtains knowledge thereof; provided that if such Person commences efforts to cure such default within such 30-day period, such Person may continue to effect such cure of the default and such default will not be deemed an Event of Default for an additional period of 60 days so long as such Person is diligently pursuing such cure.

(e) Default on Other Indebtedness.  An event of default or circumstance shall occur under any mortgage, indenture, or instrument securing or evidencing Financial Indebtedness in excess of $25,000,000 in the aggregate of (i) the Borrower or any Guarantor or (ii) a Material Group of Companies that causes or permits the holders of such Financial Indebtedness to cause such Financial Indebtedness to become due and payable prior to its stated maturity (following notice or lapse of time or both); or (A) the Borrower or any Guarantor or (B) a Material Group of Companies shall default in the payment when due of any such Financial Indebtedness in such aggregate amount (after giving effect to any applicable grace period).

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(f) Judgments.  The entry of one or more final and non-appealable judgment or judgments for the payment of money in excess of $25,000,000 shall be rendered against the Borrower or any of the Guarantors or a Material Group of Companies, which remain unpaid or unstayed for a period of 60 or more consecutive days.

(g) Impairment of Security, etc.  Any of the Security Documents or any other Financing Document (other than in accordance with the provisions thereof) ceases to be in full force and effect and enforceable against the parties thereto or any party thereto (other than the Collateral Agent) shall repudiate, disavow or take legal action to challenge such effectiveness or enforceability, or any Lien granted therein ceases to be a valid and perfected Lien in favor of the Secured Parties on the Collateral described therein with the priority purported to be created thereby or permitted herein or therein.

(h) Bankruptcy, Insolvency, etc.  Any Obligor or a Material Group of Companies shall:

(i) generally fail to pay, or admit in writing its inability or unwillingness generally to pay, debts as they become due;

(ii) apply for, consent to, or acquiesce in the appointment of a trustee, receiver, sequestrator or other custodian for any substantial part of the Property of any thereof, or make a general assignment for the benefit of creditors;

(iii) in the absence of such application, consent or acquiescence in or permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for a substantial part of the Property of any thereof, and such trustee, receiver, sequestrator or other custodian shall not be discharged within sixty (60) days; provided that the Borrower hereby expressly authorizes each Secured Party to appear in any court conducting any relevant proceeding during such sixty (60) day period to preserve, protect and defend their rights under the Financing Documents; or

(iv) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law or any dissolution, winding up or liquidation proceeding, in respect thereof, and, if any such case or proceeding is not commenced by the Borrower, such case or proceeding shall be consented to or acquiesced in by such Person or shall result in the entry of an order for relief or shall remain for sixty (60) days undismissed; provided, that the Borrower hereby expressly authorizes each Secured Party to appear in any court conducting any such case or proceeding during such sixty (60) day period to preserve, protect and defend their rights under the Financing Documents.

(i) Excluded Acquisitions.  Any proceeds of Loans or, except to the extent the amount thereof would be permitted hereunder to be made by the Borrower as a Restricted Payment at such time, any income or revenue received by the Borrower or any of its Subsidiaries or any Controlled Project Entity in respect of an Eligible Asset (including, from the sale or other disposition of such Eligible Asset, the proceeds of any Financial Indebtedness incurred by any thereof, dividends and other returns of capital and repayment of Affiliated Subordinated Indebtedness) are used to fund an Acquisition of an Excluded Asset and the Default pursuant to this clause (i) has not been cured within thirty (30) days of the date of such Acquisition.

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(j) Event of Abandonment.  The occurrence of an Event of Abandonment by a Material Group of Companies with respect to Projects owned or operated by them.

(k) Change in Control.  A Change in Control shall occur.

(l) Trigger Event.  Upon the occurrence of a Trigger Event, unless within ten (10) Business Days after the date of delivery of the Trigger Event Notice, BAM and/or Affiliates of BAM contributes to the Borrower an amount equal to the lower of (i) the Netting Amount and (ii) an amount which, when added to Excess Cash Flow for the Fiscal Quarter, will be sufficient to eliminate such Trigger Event.

Section 11.02 Action if Bankruptcy.  If any Event of Default described in clauses (i) through (iv) of Section 11.01(h) shall occur, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of all outstanding Loans and all other Obligations shall automatically be and become immediately due and payable, without notice or demand to any Person

Section 11.03 Action if Other Event of Default.  If any Event of Default (other than any Event of Default described in clauses (i) through (iv) of Section 11.01(h) with respect to the Borrower) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Administrative Agent, upon the direction of the Required Lenders, shall by notice to the Borrower declare all or any portion of the outstanding principal amount of the Loans and other Obligations to be due and payable and/or the Commitments (if not theretofore terminated) to be terminated, whereupon the full unpaid amount of such Loans and other Obligations which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand or presentment, and/or, as the case may be, the Commitments shall terminate.

ARTICLE XII
THE ADMINISTRATIVE AGENT

Section 12.01 Appointment and Authority.  Each of the Lenders hereby irrevocably appoints the Administrative Agent to act on its behalf as the Administrative Agent hereunder and to enter into and act on its behalf under the other Financing Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.  The provisions of this Article XII are solely for the benefit of the Administrative Agent and the Lenders, and no Obligor shall have rights as a third party beneficiary of any of such provisions.

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Section 12.02 Rights as a Lender.

(a) Each Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity.  Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

(b) Each Lender understands that each Person serving as the Administrative Agent, acting in its individual capacity, and its Affiliates (collectively, the “Agent’s Group”) is engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research) (such services and businesses are collectively referred to in this Section 12.02 as “Activities”) and may engage in the Activities with or on behalf of one or more of the Obligors or their respective Affiliates.  Furthermore, the Agent’s Group may, in undertaking the Activities, engage in trading in financial products or undertake other investment businesses for its own account or on behalf of others (including the Obligors and their Affiliates and including holding, for its own account or on behalf of others, equity, debt and similar positions in the Borrower, another Obligor or their respective Affiliates), including trading in or holding long, short or derivative positions in securities, loans or other financial products of one or more of the Obligors or their Affiliates.  Each Lender understands and agrees that in engaging in the Activities, the Agent’s Group may receive or otherwise obtain information concerning the Obligors or their Affiliates (including information concerning the ability of the Obligors to perform their respective obligations hereunder and under the other Financing Documents) which information may not be available to any of the Lenders that are not members of the Agent’s Group.  Neither the Administrative Agent nor any other member of the Agent’s Group shall have any duty to disclose to any Lender or use on behalf of the Lenders, nor be liable for the failure to so disclose or use, any information whatsoever about or derived from the Activities or otherwise (including any information concerning the business, prospects, operations, Property, financial and other condition or creditworthiness of any Obligor or any Affiliate of any Obligor) or to account for any revenue or profits obtained in connection with the Activities, except that the Administrative Agent shall deliver or otherwise make available to each Lender such documents as are expressly required by any Financing Document to be transmitted by the Administrative Agent to the Lenders.

(c) Each Lender further understands that there may be situations where members of the Agent’s Group or their respective customers (including the Obligors and their Affiliates) either now have or may in the future have interests or take actions that may conflict with the interests of any one or more of the Lenders (including the interests of the Lenders hereunder and under the other Financing Documents).  Each Lender agrees that no member of the Agent’s Group is or shall be required to restrict its activities as a result of any Person serving as the Administrative Agent being a member of the Agent’s Group, and that each member of the Agent’s Group may undertake any Activities without further consultation with or notification to any Lender.  None of (i) this Agreement nor any other Financing Document, (ii) the receipt by the Agent’s Group of information (including Information) concerning the Obligors or their Affiliates (including information concerning the ability of the Obligors to perform their respective obligations hereunder and under the other Financing Documents) or (iii) any other matter, shall give rise to any fiduciary, equitable or contractual duties (including any duty of trust or confidence) owing by the Administrative Agent or any member of the Agent’s Group to any Lender including any such duty that would prevent or restrict the Agent’s Group from acting on behalf of customers (including the Obligors or their Affiliates) or for its own account.

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Section 12.03 Duties of Agents; Exculpatory Provisions .

(a) The Administrative Agent’s duties hereunder and under the other Financing Documents are solely ministerial and administrative in nature and the Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Financing Documents.  Without limiting the generality of the foregoing, the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, but shall be required to act or refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written direction of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Financing Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent or any of its Affiliates to liability or that is contrary to any Financing Document or Applicable Law.

(b) The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in the Financing Documents, including Article XI or Section 13.01) or (ii) in the absence of its own gross negligence or willful misconduct.  The Administrative Agent shall not be deemed to have knowledge of any Default or of the event or events that give or may give rise to any Default unless and until the Borrower or any Lender shall have given notice to the Administrative Agent describing such Default and such event or events.

(c) Neither the Administrative Agent nor any member of the Agent’s Group shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty, representation or other information made or supplied in or in connection with this Agreement, any other Financing Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith or the adequacy, accuracy and/or completeness of the information contained therein, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Financing Document or any other agreement, instrument or document or the perfection or priority of any Lien or security interest created or purported to be created by the Security Documents or (v) the satisfaction of any condition set forth in Article VI or elsewhere herein, other than (but subject to the foregoing clause (ii)) to confirm receipt of items expressly required to be delivered to the Administrative Agent.

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(d) Nothing in this Agreement or any other Financing Document shall require the Administrative Agent or any of its Related Parties to carry out any “know your customer” or other checks in relation to any Person on behalf of any Lender and each Lender confirms to each Agent that such Lender is solely responsible for any such checks such Lender is required to carry out and that such Lender may not rely on any statement in relation to such checks made by such Agent or any of its Related Parties.

Section 12.04 Reliance by the Administrative Agent.  The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by the Administrative Agent to be genuine and to have been signed, sent or otherwise authenticated by the proper Person.  The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by the Administrative Agent to have been made by the proper Person, and shall not incur any liability for relying thereon.  In determining compliance with any condition hereunder to the making of any Loans that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless an officer of the Administrative Agent responsible for the transactions contemplated hereby shall have received notice to the contrary from such Lender prior to the making of such Loans and, in the case of a Credit Extension, such Lender shall not have made available to the Administrative Agent such Lender’s ratable portion of such Credit Extension.  The Administrative Agent may consult with legal counsel (who may be counsel for the Lenders, the Borrower or any other Obligor), independent accountants and other experts selected by the Administrative Agent, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 12.05 Delegation of Duties.  The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Financing Document by or through any one or more sub-agents appointed by the Administrative Agent.  The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties.  Each such sub-agent and the Related Parties of the Administrative Agent and each such sub-agent shall be entitled to the benefits of all provisions of this Article XII and Section 13.03 (as though such sub-agents were the “Administrative Agent” under the Financing Documents) as if set forth in full herein with respect thereto.

Section 12.06 Resignation of the Administrative Agent.  The Administrative Agent may at any time give notice of its resignation to the Lenders and the Borrower.  Upon receipt of any such notice of resignation, the Required Lenders shall have the right to appoint a successor, which shall be a bank with an office in New York, New York, or an Affiliate of any such bank with an office in New York, New York and which, so long as no Event of Default shall have occurred and be continuing, shall be reasonably acceptable to the Borrower.  If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation (such 30-day period, the “Lender Appointment Period”), then the retiring Administrative Agent may on behalf of the Lenders appoint a successor Administrative Agent meeting the qualifications set forth above.  In addition and without any obligation on the part of the retiring Administrative Agent to appoint, on behalf of the Lenders, a successor Administrative Agent, the retiring Administrative Agent may at any time upon or after the end of the Lender Appointment Period notify the Borrower and the Lenders that no qualifying Person has accepted appointment as successor Administrative Agent and the effective date of such retiring Agent’s resignation, which effective date shall be no earlier than three (3) Business Days after the date of such notice.  Upon the resignation effective date established in such notice and regardless of whether a successor Administrative Agent has been appointed and accepted such appointment, the retiring Administrative Agent’s resignation shall nonetheless become effective and (i) the retiring Administrative Agent shall be discharged from its duties and obligations as Administrative Agent hereunder and under the other Financing Documents and (ii) all payments, communications and determinations provided to be made by, to or through such retiring Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this paragraph.  Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, remedies, powers, privileges and duties as the Administrative Agent of the retiring (or retired) Administrative Agent, and the retiring the Administrative Agent shall be discharged from all of its duties and obligations as Administrative Agent hereunder or under the other Financing Documents (if not already discharged therefrom as provided above in this paragraph).  The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor.  After the retiring Administrative Agent’s resignation hereunder and under the other Financing Documents, the provisions of this Article XII and Sections 13.03 and 13.04 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Affiliates in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

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Section 12.07 Non-Reliance on the Administrative Agent or Other Lenders.

(a) Each Lender confirms the Administrative Agent, each other Lender and each of their respective Related Parties that it (i) possesses (individually or through its Affiliates) such knowledge and experience in financial and business matters that it is capable, without reliance on the Administrative Agent, any other Lender or any of their respective Related Parties, of evaluating the merits and risks (including tax, legal, regulatory, credit, accounting and other financial matters) of (x) entering into this Agreement, (y) making its Loans hereunder and (z) taking or not taking actions hereunder and thereunder, (ii) is financially able to bear such risks and (iii) has determined that entering into this Agreement and making its Loans hereunder and under the other Financing Documents is suitable and appropriate for it.

(b) Each Lender acknowledges that (i) it is solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with this Agreement and the other Financing Documents, (ii) it has, independently and without reliance upon the Administrative Agent, any other Lender or any of their respective Related Parties, made its own appraisal and investigation of all risks associated with, and its own credit analysis and decision to enter into, this Agreement based on such documents and information, as it has deemed appropriate and (iii) it will, independently and without reliance upon the Administrative Agent, any other Lender or any of their respective Related Parties, continue to be solely responsible for making its own appraisal and investigation of all risks arising under or in connection with, and its own credit analysis and decision to take or not take action under, this Agreement and the other Financing Documents based on such documents and information as it shall from time to time deem appropriate, which may include, in each case:

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(i) the financial condition, status and capitalization of the Borrower and each other Obligor;

(ii) the legality, validity, effectiveness, adequacy or enforceability of this Agreement and each other Financing Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Financing Document;

(iii) determining compliance or non-compliance with any condition hereunder to the making of its Loans and the form and substance of all evidence delivered in connection with establishing the satisfaction of each such condition;

(iv) the adequacy, accuracy and/or completeness of any other information delivered by the Administrative Agent, any other Lender or by any of their respective Related Parties under or in connection with this Agreement or any other Financing Document, the transactions contemplated hereby and thereby or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Financing Document.

Section 12.08 Posting of Approved Electronic Communications.

(a) So long as Citicorp or any of its Affiliates is the Administrative Agent, the Approved Electronic Communications may be delivered to the Administrative Agent in an electronic medium in a format acceptable to the Administrative Agent and the Lenders by e-mail at oploanswebadmin@citigroup.com.  Each of the Lenders and each Obligor agrees that the Administrative Agent may, but shall not be obligated to, make such Approved Electronic Communications available to the Lenders by posting such notices on IntraLinks™ or a substantially similar electronic platform chosen by the Administrative Agent to be its electronic transmission system (the “Approved Electronic Platform”).

(b) Although the Approved Electronic Platform and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Closing Date, a dual firewall and a User ID/Password Authorization System) and the Approved Electronic Platform is secured through a single-user-per-deal authorization method whereby each user may access the Approved Electronic Platform only on a deal-by-deal basis, each of the Lenders and each Obligor acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution.  In consideration for the convenience and other benefits afforded by such distribution and for the other consideration provided hereunder, the receipt and sufficiency of which is hereby acknowledged, each of the Lenders and each Obligor hereby approves distribution of the Approved Electronic Communications through the Approved Electronic Platform and understands and assumes the risks of such distribution.

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(c) THE APPROVED ELECTRONIC PLATFORM AND THE APPROVED ELECTRONIC COMMUNICATIONS ARE PROVIDED “AS IS” AND “AS AVAILABLE”.  NEITHER THE ADMINISTRATIVE AGENT NOR ANY OTHER MEMBER OF THE AGENT’S GROUP WARRANTS THE ACCURACY, ADEQUACY OR COMPLETENESS OF THE APPROVED ELECTRONIC COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM AND EACH EXPRESSLY DISCLAIMS ANY LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED ELECTRONIC COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE ADMINISTRATIVE AGENT OR ANY OTHER MEMBER OF THE AGENT’S GROUP IN CONNECTION WITH THE APPROVED ELECTRONIC COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM.

(d) Each of the Lenders and each Obligor agrees that the Administrative Agent may, but (except as may be required by Applicable Law) shall not be obligated to, store the Approved Electronic Communications on the Approved Electronic Platform in accordance with the Administrative Agent’s generally-applicable document retention procedures and policies.

Section 12.09 No Other Duties, etc.  Anything herein to the contrary notwithstanding, none of the Persons acting as Book Runners or Arrangers listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Financing Documents, except in its capacity, as applicable, as the Administrative Agent or as a Lender hereunder.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

Section 13.01 Waivers, Amendments, etc.  The provisions of this Agreement or of any other Financing Document may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by the Borrower and the Required Lenders; provided, however, that no such amendment, modification or waiver shall:

(a) modify this Section without the consent of all Lenders;

(b) increase the aggregate amount of any Credit Extensions required to be made by a Lender pursuant to its Commitments or reduce any fees described in Article III payable to any Lender in respect of such Lender’s Loans or permit an Interest Period with a duration in excess of six months, in each case without the consent of such Lender;

(c) extend any scheduled date of payment of principal for any Lender’s Loan, or reduce the principal amount of, rate of interest or fees on any Loan, or extend the scheduled date on which interest or fees are payable in respect of such Loan, in each case, without the consent of the Lender which has made such Loan;

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(d) reduce the percentage set forth in the definition of “Required Lenders” or modify any requirement hereunder that any particular action be taken by all Lenders, without the consent of all Lenders;

(e) except as otherwise expressly provided in a Financing Document, release a material Guarantor or a material portion of the Collateral under the Financing Documents, in each case without the consent of all Lenders;

(f) affect adversely the interests, rights or obligations of the Administrative Agent (in its capacity as the Administrative Agent), unless consented to by the Administrative Agent; or

(g) modify Section 3.01(b) or 3.01(c) (or any related definition) without the consent of each Lender adversely affected thereby;

(h) modify Section 9.13 (or any related definition), without the consent of all Lenders; or

(i) modify the definition of “Category A Assets” or the proviso in the definition of “Eligible Asset” set forth in Section 1.01, the consent of all Lenders; or

(j) modify Section 8.02 (or any related definition), the consent of all Lenders; or

(k) modify Article V or this Section 13.01(k) without the consent of each of the Guarantors.

No failure or delay on the part of the Administrative Agent or any Lender in exercising any power or right under any Financing Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right.  No notice to or demand on the Borrower in any case shall entitle it to any notice or demand in similar or other circumstances.  No waiver or approval by the Administrative Agent or any Lender under any Financing Document shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions.  No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

Section 13.02 Notices; Time.  All notices and other communications provided under each Financing Document shall be in writing or by facsimile and addressed, delivered or transmitted, if to the Borrower, the Administrative Agent or the Collateral Agent, at its address or facsimile number set forth on Schedule I, and if to a Lender to the applicable Person at its address or facsimile number set forth on Schedule I or set forth in the Lender Assignment Agreement pursuant to which such Lender became a Lender hereunder, or, in any case, at such other address or facsimile number as may be designated by any such party in a notice to the other parties.  Any notice, if mailed and properly addressed with postage prepaid or if properly addressed and sent by pre-paid courier service, shall be deemed given when received; any notice, if transmitted by facsimile, shall be deemed given when the confirmation of transmission thereof is received by the transmitter.  Unless otherwise indicated, all references to the time of a day in a Financing Document shall refer to New York, New York time.  Electronic mail and Internet and intranet websites may, at the discretion of the Administrative Agent, be used to distribute routine communications, such as financial statements and other information as provided in Section 5.01(a), to distribute Financing Documents for execution by the parties thereto and distribute executed Financing Documentation and may not be used for any other purpose.

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Section 13.03 Payment of Costs and Expenses.  The Borrower agrees to pay on demand all reasonable fees and expenses of the Administrative Agent (including the fees and out-of-pocket expenses of Milbank, Tweed, Hadley & McCloy LLP, or such other counsel to the Administrative Agent and of local counsel, if any, who may be retained by or on behalf of the Administrative Agent) and the Collateral Agent (including the fees and expenses of Thacher, Proffit & Wood, LLP or such other counsel to the Collateral Agent who may be retained by or on behalf of the Administrative Agent) in connection with:

(a) the negotiation, preparation, execution and delivery of each Financing Document, including schedules and exhibits, and any amendments, waivers, consents, supplements or other modifications to any Financing Document as may from time to time hereafter be required, whether or not the transactions contemplated hereby are consummated;

(b) the filing, recording, refiling or rerecording of any Financing Document (including the Filing Statements) and all amendments, supplements, amendment and restatements and other modifications to any thereof, searches made following the Closing Date in jurisdictions where Filing Statements (or other documents evidencing Liens in favor of the Secured Parties) have been filed or recorded and any and all other documents or instruments of further assurance required to be filed or recorded, or refiled or rerecorded by the terms of any Financing Document; and

(c) the preparation and review of the form of any document or instrument relevant to any Financing Document.

The Borrower further agrees to pay, and to save each Secured Party harmless from all liability for, any stamp or other Non-Excluded Taxes which may be payable in connection with the execution or delivery of each Financing Document, the Credit Extensions or the issuance of the Notes.  The Borrower also agrees to reimburse each Secured Party upon demand for all reasonable out-of-pocket expenses (including reasonable attorneys’ fees and legal expenses of counsel to each Secured Party) incurred by such Secured Party in connection with (x) the negotiation of any restructuring or “work-out” with the Borrower, whether or not consummated, of any Obligations and (y) the enforcement of any Obligations (including, without limitation, the costs and expenses of the Collateral Agent or any Secured Party incurred in connection with bringing any enforcement or collection action with respect to the Collateral under any Financing Document).

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Section 13.04 Indemnification.

(a) Indemnification by the Borrower.  The Borrower shall indemnify each Agent, each Lender and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Financing Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or Release of Hazardous Materials on or from any Property owned or operated by the Borrower, any of its Subsidiaries or any Non-Controlled Project Entity, or any environmental liability related in any way to the Borrower, its Subsidiaries or any Non-Controlled Project Entity, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Financing Document, if the Borrower has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. Notwithstanding the foregoing, any Tax-related matters shall be covered by Section 4.06(g).

(b) Reimbursement by Lenders.  To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under subsection (a) of this Section to be paid by it to either Agent or any Related Party thereof, each Lender severally agrees to pay to such Agent or such Related Party, as the case may be, pro rata in accordance with such Lender’s Commitment (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought), such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against either Agent in its capacity as such, or against any Related Party of any of the foregoing acting for such Agent in connection with such capacity.

(c) Waiver of Consequential Damages, Etc.  To the fullest extent permitted by Applicable Law, each party hereto agrees that it will not assert, and hereby waives, any claim against any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, any Financing Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof.

(d) Payments.  All amounts due under this Section shall be payable not later than ten (10) days after demand therefor.

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Section 13.05 Survival.  The obligations of the Borrower under Sections 4.03, 4.04, 4.05, 4.06, 13.03 and 13.04, and the obligations of the Lenders under Section 12.01, shall in each case survive any assignment from one Lender to another (in the case of Sections 13.03 and 13.04) and the occurrence of the Commitment Termination Date and the occurrence of the Amendment Closing Date and shall continue for the benefit of each Existing Lender to the same extent as if it had remained a Lender hereunder.  The representations and warranties made by Trilon, BUC, Canco, Cancosub HoldCo, BIP, BAM or BIG or any of the Obligors in each Financing Document shall survive the execution and delivery of such Financing Document.  The provisions of Section 5.03 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

Section 13.06 Severability.  Any provision of any Financing Document which is prohibited or unenforceable in any jurisdiction shall, as to such provision and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of such Financing Document or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 13.07 Headings.  The various headings of each Financing Document are inserted for convenience only and shall not affect the meaning or interpretation of such Financing Document or any provisions thereof.

Section 13.08 Execution in Counterparts, Effectiveness, etc.  This Agreement may be executed by the parties hereto in several counterparts, each of which shall be an original (whether such counterpart is originally executed or an electronic copy of an original and each party hereto expressly waives its rights to receive originally executed documents other than with respect to any Notes) and all of which shall constitute together but one and the same agreement.  This Agreement shall become effective when counterparts hereof executed on behalf of the Borrower, Administrative Agent and each Lender (or notice thereof satisfactory to the Administrative Agent) shall have been received by the Administrative Agent.

Section 13.09 Governing Law; Entire Agreement.  THIS AGREEMENT AND THE NOTES WILL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.  The Financing Documents constitute the entire understanding among the parties hereto with respect to the subject matter thereof and supersede any prior agreements, written or oral, with respect thereto.

Section 13.10 Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that none of the Obligors may assign or transfer its rights or obligations hereunder or under any other Financing Document to which it is a party without the consent of all of the Lenders.

Section 13.11 Sale and Transfer of Credit Extensions; Participations in Credit Extensions; Notes.  (a)  The Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of paragraph (b) of this Section 13.11, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section 13.11 or (iii) by way of pledge or assignment of a security interest pursuant to paragraph (e) of this Section 13.11 (and any other attempted assignment or transfer by any party hereto shall be null and void).  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section 13.11 and, to the extent expressly contemplated hereby, the respective Related Parties of each Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

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(b) Assignments by Lenders.  Any Lender may, (a) upon notice to the Borrower and Administrative Agent, at any time and from time to time, assign to (A) any Lender or any Affiliate of a Lender or (B) any Approved Fund and (b) with written consent of the Administrative Agent (not to be unreasonably withheld or delayed), assign to an Eligible Assignee, all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments or Loans); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B) in any case not described in clause (A) above, the amount of the Commitment (which for this purpose includes the Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $10,000,000, unless each of the Administrative Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed).

(ii) Assignment and Assumption.  The parties to each assignment shall execute and deliver to the Administrative Agent a Lender Assignment Agreement, together with a processing and recordation fee of $3,500, and the assignee, if it is not already a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(iii) No Assignment to Borrower.  No such assignment shall be made to the Borrower or any of the Borrower’s Affiliates.

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(iv) No Assignment to Natural Persons.  No such assignment shall be made to a natural person.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph (c) of this Section 13.11, from and after the effective date specified in each Lender Assignment Agreement, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement provided that no assignee shall be entitled to receive any greater payments under Section 4.06 than the applicable assigning Lender would have been entitled to receive with respect to the interest so assigned, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Lender Assignment Agreement, be released from its obligations under this Agreement (and, in the case of a Lender Assignment Agreement covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of any provisions of this Agreement which by their terms survive the termination of this Agreement with respect to facts and circumstances occurring prior to the effective date of such assignment.  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section 13.11.

(c) Register.  The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain a copy of each Lender Assignment Agreement delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans (and any interest thereon) owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive absent manifest error, and the Borrower, each Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrower, the Collateral Agent and any Lender (but only in respect of such Lender’s Loans and Commitments), at any reasonable time and from time to time upon reasonable prior notice.

(d) Participations.  Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person or the Borrower or any of the Borrower’s Affiliates or Subsidiaries or the Non-Controlled Project Entities) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitments and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, each Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.

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        Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that would (i) increase or extend the term of such Lender’s Commitment, (ii) extend the date fixed for the payment of principal of or interest on any Loan or any portion of any fee hereunder payable to the Participant, (iii) reduce the amount of any such payment of principal, (iv) reduce the rate at which interest is payable thereon to a level below the rate at which the Participant is entitled to receive such interest, (v) release any Guarantor from the Guarantee (other than in accordance with the provisions of the Financing Documents) or (vi) release any Property covered by any Security Document, except in connection with Restricted Payments permitted hereunder or as otherwise provided herein or in the Security Documents.  The Borrower agrees that each Participant shall be entitled to the benefits of Sections 4.03, 4.04, 4.05, 4.06, 8.01(a), 13.03 and 13.04 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section 13.11, provided that a Participant shall not be entitled to receive any greater payments under Section 4.06 than the applicable Lender would have been entitled to receive with respect to such participation sold to such Participant.  Each Lender having sold a participation in its rights or Obligations under this Agreement, acting solely for this purpose as an agent of the Borrower, shall maintain a register for the recordation of the names and addresses of such Participants and the rights, interests or obligations of such Participants in any Obligation, in any Commitment and in any right to receive any payments hereunder.

(e) Certain Pledges.  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement and any Note to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Lender; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 13.12 Other Transactions.  Nothing contained herein shall preclude the Administrative Agent or any other Lender from engaging in any transaction, in addition to those contemplated by the Financing Documents, with the Borrower or any of its Affiliates in which the Borrower or such Affiliate is not restricted hereby from engaging with any other Person.

Section 13.13 Independence of Covenants and Default Provisions.  All covenants and default provisions contained in this Agreement or any other Financing Document shall be given independent effect such that, in the event a particular action or condition is not permitted by any of such covenants or default provisions, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant or default provision shall not, unless expressly so provided in such first covenant or default provision, avoid the occurrence of a Default if such action is taken or such condition exists.

Section 13.14 Confidentiality.  Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective managers, administrators, trustees, partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Financing Document or any action or proceeding relating to this Agreement or any other Financing Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective party (or its managers, administrators, trustees, partners, directors, officers, employees, agents, advisors and other representatives) to any swap, derivative or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement or payments hereunder, (iii) any rating agency, or (iv) the CUSIP Service Bureau or any similar organization, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a non-confidential basis from a source other than the Borrower.

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For purposes of this Section, “Information” means all information received from the Borrower or any of its Subsidiaries or any Non-Controlled Project Entity relating to the Borrower or any of its Subsidiaries or any Non-Control Project Entity or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to disclosure by the Borrower or any of its Subsidiaries or any Non-Controlled Project Entity, provided that, in the case of information received from the Borrower or any of its Subsidiaries or any Non-Controlled Project Entity after the date hereof, such information is clearly identified at the time of delivery as confidential.  Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Section 13.15 Forum Selection and Consent to Jurisdiction.  ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, ANY FINANCING DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE ADMINISTRATIVE AGENT, THE LENDERS OR THE BORROWER IN CONNECTION HEREWITH OR THEREWITH MAY BE BROUGHT AND MAINTAINED IN THE COURTS OF THE STATE OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK; PROVIDED THAT, ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT THE ADMINISTRATIVE AGENT’S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND.  THE BORROWER HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.  TO THE EXTENT THAT THE BORROWER HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, THE BORROWER HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THE FINANCING DOCUMENTS.

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Section 13.16 Waiver of Jury Trial.  THE ADMINISTRATIVE AGENT, EACH LENDER AND THE BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, EACH FINANCING DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE ADMINISTRATIVE AGENT, SUCH LENDER OR THE BORROWER IN CONNECTION THEREWITH.  THE BORROWER ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER FINANCING DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE ADMINISTRATIVE AGENT AND EACH LENDER ENTERING INTO THE FINANCING DOCUMENTS.

Section 13.17 Patriot Act and PCMLTF Act.  Each Lender hereby notifies the Borrower that pursuant to the requirements of the Patriot Act and PCMLTF Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act.

Section 13.18 Titles.  The parties hereto agree that the Arrangers identified on the cover page of this Agreement, in their capacities as such, shall not have any obligations, liability or responsibility under or in connection with this Agreement and the other Financing Documents.  The Borrower further acknowledges that Citicorp North America, Inc. is acting as Administrative Agent, HSBC Bank USA, National Association is acting as Collateral Agent.

Section 13.19 Service of Process.  The Borrower agrees that service of process in any action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to Brookfield Infrastructure L.P. c/o Brookfield Asset Management at 3 World Financial Center, 11th Floor, New York, New York 10281 Attention:  John Stinebaugh (the “Process Agent”), or at such other address of which the Administrative Agent shall have been notified in writing by the Borrower; provided that, if the Process Agent ceases to act as the Borrower’s agent for service of process, the Borrower will, by an instrument reasonably satisfactory to the Administrative Agent, appoint another Person (subject to the approval of the Administrative Agent) in the Borough of Manhattan, New York, New York to act as the Borrower’s agent for service of process.  Each other party hereto irrevocably consents to service of process in the manner provided for notices in Section 13.02.  Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by Applicable Law.

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Section 13.20 Judgment Currency.  This is an international loan transaction in which the specification of Dollars and payment in New York, New York, is of the essence, and the obligations of the Obligors under this Agreement and the other Financing Documents to each Lender or either Agent (in this Section 13.20 called an “Entitled Person”) to make payment in Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any other currency or in another place except to the extent that on the Business Day following receipt of any sum adjudged to be so due in the judgment currency such Entitled Person may in accordance with normal banking procedures purchase, and transfer to New York, New York, Dollars in the amount originally due to such Entitled Person with the judgment currency.  If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in Dollars into another currency (in this Section 13.20 called the “judgment currency”), the rate of exchange that shall be applied shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase such Dollars at New York, New York, with the judgment currency on the Business Day immediately preceding the day on which such judgment is rendered.  The Obligors hereby, as a separate obligation and notwithstanding any such judgment, agree to indemnify such Entitled Person against, and to pay each Entitled Person on demand, in Dollars, the amount (if any) by which the sum originally due to such Entitled Person in Dollars hereunder exceeds the amount of the Dollars purchased and transferred as aforesaid.

Section 13.21 Confirmation of Security Interests.  Each of the Borrower and the Guarantors, by their execution of this Agreement, hereby confirms and ratifies that all of its obligations as a “Grantor”, “Guarantor” and/or “Pledgor” (or the equivalent of any thereof) under the Security Documents to which it is a party shall continue in full force and effect for the benefit of the Administrative Agent and the Secured Parties with respect to this amendment and restatement of the Existing Credit Agreement.  Each of the Borrower and the Guarantors, by its execution of this amendment and restatement of the Existing Credit Agreement, hereby confirms that the security interests granted by it under each of the Security Documents to which it is a party shall continue in full force and effect in favor of the Collateral Agent for the benefit of the Secured Parties and the Administrative Agent with respect to this Agreement and that similarly, references in the Security Documents to Obligations or “Secured Obligations” are deemed to include any obligations as they may so be varied, amended, modified, novated or restated from time to time, including by means of this amendment and restatement of the Existing Credit Agreement.

Section 13.22 Confirmation for the Benefit of Dutch Security Documents.  Without prejudice to the provisions of the Transaction Documents and for the purpose of ensuring and preserving the validity and the continuity of the security rights granted and to the be granted by any Person under or pursuant to the Dutch Security Documents, each of the parties hereto, for the avoidance of doubt, hereby acknowledges and consents to the following (i) with respect to the Dutch Security Documents, the creation of the Parallel Debt (as defined in the Dutch Security Documents), and (ii) with respect to the Dutch Bank Account Pledge, the amendment of the law governing the Pledge Obligations (as defined therein) with a view to Article 10 paragraph 2 of the Act on the Conflict of Law Rules related to Property Matters (Wet conflictenrecht goederenrecht).

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Section 13.23 Confirmation of Amendment and Restatement   This Agreement shall amend and restate the Existing Credit Agreement in its entirety as of the Amendment Closing Date on the terms and subject to the conditions set forth herein, (ii) this Agreement shall not constitute a novation of the obligations and liabilities existing under the Existing Credit Agreement or evidence payment of all or any of such obligations and liabilities and (iii) from and after the Effective Date, the Existing Credit Agreement shall be of no further force or effect, except to evidence the Obligations (as defined therein) incurred, the representations and warranties made, and the actions or omissions performed or required to be performed, thereunder prior to the Amendment Effective Date and except as provided in Section 13.05;

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BROOKFIELD PETERBOROUGH (UK) LIMITED

By: ______________________

Name:

Title: Director

By: ______________________

Name:

Title: Director/Secretary

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EXISTING LENDERS AND LENDERS:

HSBC BANK USA, N.A., TORONTO BRANCH
as Existing Lender

By: ______________________
Name: Jody Sanderson
Title: Authorized Signatory

By: ______________________
Name: Margaret Lane
Title: Authorized Signatory

SWORN BEFORE ME at the city of Toronto, in the Province of Ontario, this 15th day of June, 2009

____
A Notary Public in and for the Province of Ontario

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SCHEDULE I

PERCENTAGES; LIBOR OFFICE; APPLICABLE LENDING OFFICE

Certain Addresses for Notices and Applicable Lending Offices

If to the Borrower and each of BIP, BIG, BIP Bermuda Holdings I Limited, BIP Bermuda
Holdings II Limited, BIP Bermuda Holdings III Limited:

c/o
Appleby Services (Bermuda) Ltd.
Attn: Jane Sheere
Canon’s Court
22 Victoria Street
PO Box HM 1179
Hamilton HM EX
Bermuda
Tel: 441 298 3532
Fax: 441 298 3304

with a copy to
Weil, Gotshal & Manges LLP
Attn: Elaine Stangland
767 Fifth Avenue
New York, NY 10153
Tel: (212) 310-8315
Fax: (212) 310-8007

Each other entity:
c/o
Brookfield Asset Management, LLC
attn: John Stinebaugh
Three World Financial Center
200 Vesey Street, 11th Floor
New York, NY 10281-1021
Tel: (212)417-7000
Fax: (212)417-7196

with a copy to
Weil, Gotshal & Manges LLP
Attn: Elaine Stangland
767 Fifth Avenue
New York, NY 10153
Tel: (212) 310-8315
Fax: (212) 310-8007

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If to the Administrative Agent:

161 S Brett Road
Building III
New Castle, DE 19720
Tel:  (302) 323-3611
Fax:  (212) 994-0961
Attention:  Melik Khovry

If to the Collateral Agent:

HSBC Bank USA, National Association
452 Fifth Avenue
New York, NY 10018
Tel:  (212) 525-7456
Fax:  (212) 525-1300
Attention:  Corporate Trust and Loan Agency

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Percentages

Lender Information	Applicable Lending Office	Percentage
Citibank, N.A.	Wire Transfer Information: Bank Name: Citibank, N.A. City, State, Zip: 1615 Brett Rd, OPS III, New Castle, DE 19720 ABA #: 021000089 Swift Address: CITIUS33 Account Name: Infrastructure and Energy Finance Account No.: 3041-9849 Reference: Attn: Broderick Henry/BIP Credit Facility	25%
Credit Suisse, Toronto Branch	Credit Suisse, Toronto Branch 1 First Canadian Place, Suite 3000 P.O. Box 301 Toronto, Ontario, Canada M5X 1C9 Wire Transfer Information: Bank Name: Bank of New York City, State, Zip: New York, New York ABA #: 021000018 Swift Address: 1RVTUS3N Account Name: in favor of Credit Suisse, Toronto Branch Account No.: 890-0361-212 Reference: Brookfield Infrastructure L.P.	25%
Royal Bank of Canada	One Liberty Plaza, 3rd Floor 165 Broadway, New York, NY 10006-1404 Wire Transfer Information: Bank Name: JPMorgan Chase Bank City, State, Zip: New York, New York 10081 ABA #: 021000021 Account Name: Royal Bank of Canada – New York Account No.: 9201033363 Reference: Loan/Interest/Fee Payment for BIP	25%

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HSBC Bank Canada	70 York Street, Toronto, Ontario M5J 1S9 Wire Transfer Information for USD advances: Bank Name: HSBC Bank U.S.A. City/State: New York, New York ABA# of Credit Bank: Fed Wire #021001088 Name of Account: HSBC Bank Canada Account No.: 000-050-881 Swift No.: HKBCCATT For Further Credit: 70 York Street, Toronto, Ontario Account Number 10002-016-930404-020 Ref: Brookfield Infrastructure L.P. (002-516101) Attn: Credit Services Dept.	25%

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SCHEDULE II

AMENDMENT CLOSING DATE PROJECTS

 Island Timberlands LP

 Longview Timberlands, LLC

 Great Lakes Power Transmission LP

 Empresa Amazonense de Transmissao de Energia S.A.

 Empresa Norte de Transmissao de Energia  S.A.

 Empressa Regional de Transmissao de Energia  S.A.

 Empresa Paraense de Transmissao de Energia  S.A.

 Empresa Catarinense de Transmissao de Energia  S.A.

Transelec S.A.

PPP Solutions (Long Bay) Partnership

Brookfield Showgrounds Pty Ltd.

Peterborough (Progress Health) Holdings, Ltd.

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SCHEDULE III

ENVIRONMENTAL AND SOCIAL POLICY GUIDELINES

The Borrower will appoint an external consultant to conduct environmental and social due diligence, as appropriate, with particular attention to:

•
Ensuring that prospectively environmental and social safeguards as defined by the applicable environmental legislation are adequately integrated by the portfolio companies into any future Project design prior to its financing and in its implementation during the operational phase;

•
Ensuring that social safeguards, based on the principle of restoration and possible improvement in the economic status of Project Affected People, are integrated by the portfolio companies into any new Project design prior to its financing and in its implementation during the operational phase;

•
Ensuring, where the project presents significant environmental and social risk, that relevant international best practices, such as the IFC Performance Standards, are integrated by the portfolio companies into the Project design prior to its financing and in its implementation during the operational phase;

•	Integrating environmental and social risk into its internal risk management analysis; and

For the purposes hereof “Project Affected People” are members of the local population within the project’s area of influence who may be directly or indirectly affected by the project.  This may include, but is not limited to, individuals and families living near or directly affected by the project, community representatives, and indigenous groups and their leaders.

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SCHEDULE IV

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Person	Approved Jurisdiction
Brookfield Infrastructure Holdings (Canada) Inc.	Canada
Brookfield Infrastructure Corporation	Delaware
BIP Bermuda Holdings I Limited	Bermuda
BIP Bermuda Holdings II Limited	Bermuda
BIP Bermuda Holdings III Limited	Bermuda
Brookfield Infrastructure Partners Holdings (Cyprus) Limited	Cyprus
Brookfield Infrastructure Partners Capital Management SRL	Barbados
Great Lakes Power Transmission Inc.	Canada
BIP Luxembourg Holdings S.á.r.l.	Luxembourg
Great Lakes Power Transmission LP	Canada
ETC Holdings Ltd.	Bermuda
BIP Netherlands Holdings B.V.	Netherlands
Brookfield Infrastructure Long Bay Pty Ltd	Australia
Brookfield Infrastructure Long Bay Holdings Pty Ltd	Australia
Brookfield Infrastructure Long Bay Investments Pty Ltd	Australia
Brookfield Infrastructure Showgrounds Holdings Pty Ltd	Australia
Brookfield Infrastructure Showgrounds Investments Pty Ltd	Australia
Brookfield Peterborough (UK) Ltd.	United Kingdom

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Person	Approved Jurisdiction
Longview Timber Holdings Corp.	United States
Brookfield Timberland Holdings LP	United States
Islands Timberland Holding LP	United States
Timberlands LP	United States
Rentas I Elecricas Limitada	Chile
Empresa Amazonense de Transmisao de Energia S.A.	Brazil
Empresa Regional de Transmissao de Energia S.A.	Brazil
Empresa Paraense de Transmissao de Energia S.A.	Brazil
Empresa Catarinense de Transmissao de Energia S.A.	Brazil
Longview Timber Holdings LLC	United States
Longview Timber LLC	United States
Longview Timberlands LLC	United States
Longview Fibre Company	United States
Longview Timber Corp.	United States
PPP Solutions (Long Bay) Partnership	Australia
Brookfield Showgrounds Pty Ltd.	Australia
Peterborough (Progress Health) Holdings, Ltd.	United Kingdom

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SCHEDULE 7.01(b)

DIRECT AND INDIRECT SUBSIDIARIES OF THE BORROWER

1.	Brookfield Infrastructure Holdings (Canada) Inc., an Ontario Corporation

2.	Brookfield Infrastructure Corporation, a Delaware corporation

3.	BIP Bermuda Holdings I Limited, a Bermudian Limited Liability Company

4.	BIP Bermuda Holdings II Limited, a Bermudian Limited Liability Company

5.	BIP Bermuda Holdings III Limited, a Bermudian Limited Liability Company

6.	BIP Netherlands Holdings B.V., a Dutch Company

7.	Brookfield Peterborough (UK) Ltd., a U.K. Limited Company

8.	Brookfield Infrastructure Long Bay Pty Ltd., an Australian Proprietary Limited Company

9.	Brookfield Infrastructure Long Bay Holdings Pty Ltd., an Australian Proprietary Limited Company

10.	Brookfield Infrastructure Long Bay Investments Pty Ltd., an Australian Proprietary Limited Company

11.	Brookfield Infrastructure Showgrounds Holdings Pty Ltd, an Australian Proprietary Limited Company

12.	Brookfield Infrastructure Fund Showgrounds Investments Pty Ltd, an Australian Proprietary Limited Company

13.	Brookfield Infrastructure Showgrounds Holdings Pty Ltd., an Australian Proprietary Limited Company

14.	Brookfield Infrastructure Partners Holdings (Cyprus) Limited, a Cyprus Limited Liability Company

SCHEDULE 7.01(b) - 1
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15.	Brookfield Infrastructure Partners Capital Management SRL, a Barbadian Society With Restricted Liability

16.	Great Lakes Power Transmission Inc., an Ontario Corporation

17.	BIP Luxembourg Holdings S.à.r.l., a Luxembourg Limited Liability Company

18.	Great Lakes Power Transmission LP, an Ontario Limited Partnership

19.	Transelec S.A

SCHEDULE 7.01(b) - 2
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SCHEDULE 7.01(c)

NON-CONTROLLED PROJECT ENTITIES IN WHICH THE BORROWER INDIRECTLY OWNS AN OWNERSHIP INTEREST

Entity	Jurisdiction of Organization	Percentage
ETC Holdings Ltd.	Bermuda	17.8% of common stock is held by BIP Bermuda Holdings III Limited
Longview Timber Holdings Corp.	Delaware	30% of common shares are held by Brookfield Infrastructure Corporation
Brookfield Timberland Holdings LP	Manitoba
75% of limited partner units are held by Brookfield Infrastructure Holdings (Canada) Inc.

25% of limited partner unites are held by 0807604 BC Ltd.

General partner is Brookfield Timberlands Holdings GP Inc.

Islands Timberlands Holdings LP	Manitoba	99.9% of limited partner units are held by Brookfield Timberlands Holdings LP General Partner is Island Timberlands Holdings GP Inc.
Islands Timberlands LP	Manitoba
49.98% of limited partner units are held by Island Timberlands Holdings LP

General partner is Island Timberlands G.P. Ltd.

50% owned by institutional investors through 4246268 Canada Inc. (3.75%), 4246276 Canada Inc. (21.25%), 4246284 Canada Inc. (13.98%).

R. Carter owns 0.002%.

SCHEDULE 7.01(c) - 1
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Rentas Electricas I Limitada	Chile	99.9% of capital is held by ETC Holdings Ltd.
Empresa Amazonense de Transmissao de Energia S.A.	Brazil	24.9998% of the capital stock held by BIP Netherlands Holdings B.V.
Empresa Norte de Transmissao de Energia S.A.	Brazil	18.3498% of the capital stock held by BIP Netherlands Holdings B.V.
Empresa Regional de Transmissao de Energia S.A.	Brazil	18.3494% of the capital stock held by BIP Netherlands Holdings B.V.
Empresa Paraense de Transmissao de Energia S.A.	Brazil	24.9994% of the capital stock held by BIP Netherlands Holdings B.V.
Empresa Catarinense de Transmissao de Energia S.A.	Brazil	7.4996% of the capital stock held by BIP Netherlands Holdings B.V.
Longview Timber Holdings LLC	Delaware	100% owned by Longview Timber Holdings, Corp.
Longview Timber LLC	Delaware	99% of units are held by Longview Timber Holdings LLC
Longview Timberlands LLC	Delaware	100% of special units are held by Longview Fibre Company, 100% of common units are held by Longview Timber LLC, 100% of special common units are held by Longview Timber LLC
Longview Fibre Company	Washington	100% of common stock is held by Longview Timber LLC
Longview Timber Corp.	Delaware	100% of common stock is held by Longview Fibre Company
PPP Solutions (Long Bay) Partnership	Australia	50% owned by Brookfield Infrastructure Long Bay Trust
Brookfield Showgrounds Pty Ltd.	Australia	50% owned by Brookfield Showgrounds Holdings Pty. Ltd.

SCHEDULE 7.01(c) - 2
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Peterborough (Progress Health) Holdings, Ltd.	United Kingdom	30% of issued shares owned by Brookfield Peterborough (UK) Limited

SCHEDULE 7.01(c) - 3
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SCHEDULE 7.20

Capitalization

The Borrower and its Subsidiaries have the following authorized capitalization.
Issuer	Authorized Capitalization (if such concept is applicable)	Holder and Amount
Brookfield Infrastructure L.P.
12,455,228 Redemption-Exchange Units held by Trilon Bancorp Inc.

23,344,508 Class A Units held by Brookfield Infrastructure Partners L.P.

2,657,516 Redemption-Exchange Units held by Brookfield Canada Infrastructure Holdings Inc.

388,457 General Partnership Units held by Brookfield Infrastructure GP L.P.

Brookfield Infrastructure Holdings (Canada) Inc.	Unlimited Number of Common Shares	444,914 shares held by Brookfield Infrastructure L.P.
	200,000 Preferred Shares	196,000 shares held by Trilon Bancorp Inc.
Brookfield Infrastructure Corporation	350,000 Common Stock	273,490 Shares held by Brookfield Infrastructure L.P.
	1 Share Preferred Stock	1 Share held by Brookfield US Corporation
BIP Bermuda Holdings I Limited	345,000,000 Common Shares 200,000 preference Shares	243,755,094 Common Shares held by Brookfield Infrastructure L.P. 200,000 preference shares held by Trilon International Inc.
BIP Bermuda Holdings II Limited	350,000,000 Common Shares	228,485,094 Common Shares held by BIP Bermuda Holdings I Limited
BIP Bermuda Holdings III Limited	350,000,000 Common Shares	228,485,094 Common Shares held by BIP Bermuda Holdings II Limited
Brookfield Infrastructure Partners Holdings (Cyprus) Limited	200,000 common shares	166,903 common shares held by Brookfield Infrastructure L.P.
	5,000 preferred shares	5,000 preferred shares held by Trilon International Inc.

SCHEDULE 7.20 - 1
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Great Lakes Power Transmission Inc.	Unlimited Number of Common Shares	Brookfield Infrastructure Holdings (Canada) Inc. holds one common share
BIP Luxembourg Holdings S.à.r.l.	40,000,000 Shares	Brookfield Infrastructure Partners Holdings (Cyprus) Limited holds 40,000,000 shares
Great Lakes Power Transmission LP	Unlimited number of Class A Units (99.99% of the partnership)	Brookfield Infrastructure Holdings (Canada) Inc. holds this interest
	Unlimited number of Class B Units (0.01% of the partnership)	Great Lakes Power Transmission Inc. holds this interest
Brookfield Infrastructure Partners Capital Management SRL	Unlimited number of common quotas	100 quotas held by Brookfield Infrastructure L.P.
BIP Netherlands Holdings B.V.	90,000 Shares	BIP Luxembourg Holdings S.à.r.l. holds 18,001 shares
Brookfield Peterborough (UK) Ltd.	50,000 ordinary shares	BIP Bermuda Holdings I Limited holds 50,000 ordinary shares
Brookfield Infrastructure Long Bay Pty Ltd	Unlimited number of ordinary shares.	Brookfield Infrastructure Long Bay Investments Pty Ltd holds 10 ordinary shares
Brookfield Infrastructure Long Bay Holdings Pty Ltd	Unlimited number of ordinary shares.	BIP Bermuda Holdings I Limited holds 10 ordinary shares
Brookfield Infrastructure Long Bay Investments Pty Ltd	Unlimited number of ordinary shares.	Brookfield Infrastructure Long Bay Holdings Pty Ltd holds 6,719,142 ordinary shares
Brookfield Infrastructure Showgrounds Holdings Pty Ltd	Unlimited number of ordinary shares.	BIP Bermuda Holdings I Limited holds 10 ordinary shares
Brookfield Infrastructure Showgrounds Investments Pty Ltd	Unlimited number of ordinary shares.	Brookfield Infrastructure Showgrounds Holdings Pty Ltd holds 4,016,752 ordinary shares

To the best of the knowledge of the Obligors, each Non-Controlled Project Entity has the followed authorized capitalization.

SCHEDULE 7.20 - 2
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Issuer	Authorized Capitalization (if such concept is applicable)	Holder and Amount
ETC Holdings Ltd.	1,368,378,946 shares
242,887,263 shares held by BIP Bermuda Holdings III Limited

302,418,701.00 shares held by bcIMC (PPELEC) Investment Corporation

53,368,006.00 shares held by
bcIMC (WCBAF PPELEC) Investment Corporation

137,334,826 shares held by Brysons International Limited

379,422,090.00 shares held by CPP Investment Board Private Holdings Inc.

252,948,060.00 shares held by Infra-PSP Canada Inc.

Longview Timber Holdings, Corp.	15,000,000 shares of Common Stock
2,534,331 shares held by Brookfield Infrastructure Corporation

7,325,647 shares held by Brookfield Global Timber Fund I L.P.

1,160,198 shares held by Brookfield Global Timber Fund I (Brookfield PIV), LLC

	125 shares of Series A Preferred Stock	Shareholder information not available
Brookfield Timberland Holdings LP	General partnership units comprising 0.01% of the partnership	Brookfield Timberland Holdings GP Inc. holds this interest
	Limited partner units comprising 99.99% of the partnership	Brookfield Infrastructure Holdings (Canada) Inc. holds 75% of these units
0807604 BC Ltd. holds 25% of these units
Islands Timberlands Holdings LP		99.9% limited partnership units held by Brookfield Timberlands Holdings LP

SCHEDULE 7.20 - 3
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Issuer	Authorized Capitalization (if such concept is applicable)	Holder and Amount
Islands Timberlands LP		49.98% limited partnership units held by Islands Timberlands Holdings LP
Rentas I Electricas Limitada	US$478,089,347
ETC Holdings Ltd.: US$477,949,812 (99.97%)

Brysons International Limited: US$38,715 (0.008%)

CPP Investment Board Private Holdings: US$38,715 (0.008%)

Infra - PSP Canada Inc.: US$25,809 (0,005%)

4358520 Canada Inc.: US$18,148 (0.003%)

4358538 Canada Inc.: US$18,148 (0.003%)

Empresa Amazonense de Transmissao de Energia S.A.	Not expressly defined	R$273,468,609.69, fully subscribed and paid in, divided into 92,000,000 common shares and 88,000,010 preferred shares
Empresa Norte de Transmissao de Energia S.A.	Not expressly defined	R$120,128,111.62, fully subscribed and paid in, divided into 100,840,000 common shares
Empresa Regional de Transmissao de Energia S.A.	R$24,000,000.00	R$23,400,000.00, fully subscribed and paid in, divided into 23,400,000 common shares
Empresa Paraense de Transmissao de Energia S.A.	Not expressly defined	R$69,569,023.89, fully subscribed and paid in, divided into 27,000,000 common shares and 18,000,010 preferred shares
Empresa Catarinense de Transmissao de Energia S.A.	R$48,000,000.00	R$42,095,000.00, fully subscribed and paid in, divided into 42,095,000 common shares
Longview Timber Holdings LLC	Not limited	Longview Timber Holdings, Corp. holds 1,360,937 units

SCHEDULE 7.20 - 4
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Issuer	Authorized Capitalization (if such concept is applicable)	Holder and Amount
Longview Timber LLC	Not limited	Longview GP LLC holds 14,930 units and 145 special common units Longview Timber Holdings LLC holds 1,342,678 common units
Longview Timberlands LLC		Longview Fibre Company holds 2,107,148 Special Units. Longview Timber LLC holds 51,868 Common Units and 100 Special Common Units.
Longview Fibre Company	1,000,000 shares of common tock 125 Series A Preferred Stock	Longview Timber LLC holds 5,536 shares of Common Stock. Shareholder information is not available for Series A Preferred Stock.
Longview Timber, Corp.	1000 shares of Common Stock	Longview Fibre Company holds 50 shares
Peterborough (Progress Health) Holdings, Ltd.	50,000 ordinary shares	Brookfield Peterborough (UK) Ltd. holds 15,000 ordinary shares
PPP Solutions (Long Bay) Partnership	no concept of capitalization – capital contributed through PPP Solutions (Long Bay) Nominees Pty Ltd.	not applicable
PPPS Showgrounds Pty Ltd.	Not expressly defined.	Brookfield Infrastructure Showgrounds Holdings Pty. Ltd. holds 100 ordinary shares Babcock& Brown PPP Holdings (Showgrounds) Pty Ltd holds 100 ordinary shares

Brazil

The option to sell interests in the Brazilian Transmission Subsidiaries was exercised on September 23, 2008 pursuant to the shareholders’ agreements executed by and among certain shareholders of each of the Brazilian Transmission Subsidiaries on August 16, 2006. Regulatory approval necessary to complete the transaction was received from BNDES on June 11, 2009.

SCHEDULE 7.20 - 5
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Transelec

On April 2, 2008, Brookfield Asset Management Inc. (“BAM”) gave up the right to disproportionately fund the Transelec VI purchase price adjustment in exchange for the right to reduce its minimum direct ownership requirement in Transelec Chile S.A. from 15.0% to 10.0%.  Roughly 28% (or $45.2 million) of the $160.8 million purchase price adjustment was funded by BAM on April 4, 2008.  With the reduced minimum direct ownership requirement, BAM was able to transfer, after funding its share of the VI adjustment, $111.8 million of its ownership interests in Transelec to BIP at cost.  Consistent with Brookfield Infrastructure Partners L.P.’s (for the purposes of this schedule 7.20, “BIP”) prospectus, BIP’s related entities own 17.6% of Transelec.  BAM now owns a 10.2% direct interest in Transelec.

In addition to negotiating a reduction in the direct hold requirement, BAM agreed to a reduction in its direct and indirect hold requirement from 17.5% to 12.5%.  Currently, BAM meets this requirement by a wide margin (17% versus 12.5%) through its approximate 40% holding of BIP.  In the event that BAM’s ownership in BIP is reduced below 14% (the breakeven threshold required to meet the 12.5% direct and indirect ownership requirement), BAM will need to increase its direct ownership in Transelec by buying additional units in BIP.   BAM would buy these units at fair market value determined by an independent consultant consistent with our affiliate transaction policy.

Longview Timber Holdings Corp.

As described in BIP’s registration statement, BIP (through affiliates) has agreed to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview Timber Holdings Corp. to a timberlands focused partnership with institutional investors.  The agreement provides that BIP will participate in any such partnership through a commitment of up to $600 million subject to certain conditions as described in the registration statement.

SCHEDULE 7.20 - 6
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SCHEDULE 7.24
Project Level Indebtedness Documents[1]

Note Purchase Agreement dated as of February 2, 2007, between Transelec Holdings Rentas Limitada as Issuer and Initial Purchasers party thereto
Indenture dated as of February 2, 2007 between Transelec Holdings Rentas Limitada and The Bank of New York, as trustee ($150,000,000 Floating Rate Senior Secured Notes Due February 2, 2013)
Copies of Transelec Holdings Rentas Limitada Floating Rate Senior Secured Notes
First Supplemental Trust Indenture made as of June 16, 2003 between Great Lakes Power Limited as Issuer and CIBC Mellon Trust Company as trustee
Deed of Trust made as of June 16, 2003 between Great Lakes Power Limited and CIBC Mellon Trust Company (Providing for the issue of Senior Secured bonds and Subordinated Secured Bonds)
Third Supplemental Trust Indenture dated as of June 30, 2006 between Great Lakes Power Limited and CIBC Mellon Trust Company as the trustee
Sponsors’ Agreement dated June 30, 2006, between CPP Investment Board Private Holdings Inc. and 4358520 Canada Inc. and 4358538 Canada Inc. and Infra-PSP Canada Inc. and Brysons International Limited, collectively as Shareholders and ETC Holdings Ltd., as Holdco

Second Supplemental Trust Indenture dated as of July 31, 2003 between Great Lakes Power Limited and CIBC Mellon Trust Company as the trustee
Subco Shareholders Agreement dated as of June 30, 2006 between CPP Investment Board Private Holdings Inc. and 4358520 Canada Inc. and 4358538 Canada Inc. and Infra-PSP Canada Inc. and Brysons International Limited, collectively as Sponsors and ETC Holdings Ltd., as Holdco and Rentas Electricas I Limitada, as Subco, Rentas Electricas II Limitada, as Chile II, Rentas Electricas III Limitada, as Chile III and Rentas Electricas IV Limitada, as Chile IV

Contract of the emission of bonds between HQI Transelec S.A. and Banco de Chile dated February 12, 2001
Indenture dated as of April 17, 2001 between HQI Transelec Chile S.A. and Bankers Trust Company as Trustee (Providing for the Issuance of Securities in Series)
Supplemental Indenture dated as of June 30, 2007 between Transelec S.A. and Deutsche Bank Trust Company Americas as Trustee
Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated October 31, 2006, between Nueva Transelec S.A. and Banco de Chile, como Representate de Los Tenedores de Bonos (Repertorio No: 26.217.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 13, 2006, between Nueva Transelec S.A. and Banco de Chile como Representate de Los Tenedores de Bonos (Repertorio No: 27.178.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 20, 2006, between Nueva Transelec S.A. and Banco de Chile como Representate de Los Tenedores de Bonos (Repertorio No: 27.726)

1 To be confirmed.

  SCHEDULE 7.24 - 1
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Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 28, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representate de Los Tenedores de Bonos (Repertorio No: 28.436.-)

Escritura Publica Complementaria a Contrato de Emision de Bonos por linea de titulos de deuda dated November 14, 2006, between Nueva Transelec S.A. and Banco de Chile, Como Representante de Los Tenedores de Bonos (Repertorio No: 27.254.-)

Modificacion de Escritura Publica Complementaria a Contrato de Emision de Bonos por linea de dueda dated November 16, 2006, between Nueva Transelec S.A and Banco de Chile, Como Representante de Los Tenedores de Bonos (Repertorio No: 27.498)

Amended and Restated text of the Indenture Agreement (25 years) between Nueva Transelec S.A. and Banco de Chile, as representative of the bondholders
Contrato de Emision de Bonos por linea de titulos de deuda dated September 15, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 22.629.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated October 20, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 25.359.-)

Contrato de Emision de Bonos por linea de titulos de deuda dated September 15, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 22.627.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated October 30, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 26.216.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 13, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 27.177.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 20, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 27.725.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 28, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 28.435.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated March 8, 2007, between Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 5.979.-)

Escritura Publica Complementaria a Contrato de Emision De Bonos por linea de titulos de deuda dated January 15, 2007 between Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 1.119.-)

Modificacion de Escritura Publica Complementaria a Contrato de Emision De Bonos por linea de titulos de deuda dated March 8, 2007, between Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 5.980.-)

Amended and Restated text of the Indenture Agreement (10 years) between Nueva Transelec S.A. and Banco de Chile, as representative of the bondholders
Supplementary Deed to the Indenture Agreement between Nueva Transelec S.A. and Banco de Chile, as representative of the bondholders

  SCHEDULE 7.24 - 2
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Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated October 20, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 25.358.-)

Prospectus – ETEP (Linha de Transmissao Tucurui – Vila do Conde dated August 2001)
Prospectus – EATE (Linha de Transmissao Norte – Nordeste dated August 2001)
Prospectus – ECTE (Campos Novos/Blumenau dated October 2000)
Prospectus – ENTE (Expansao da Interligacao Norete/Nordeste – C4 dated December 2002)
Prospectus – ERTE (Linha de Transmissao Vila do Conde – Santa Maria dated December 2002)
Registration Rights Agreement
Deed of Trust made as of March 12, 2008, between Great Lakes Power Limited and CIBC Mellon Trust Company
Supplementary Prospectus Bond Issuance for line of titles (Bond Facility), Series D bonds issued by Nueva Transelec S.A., dated November 2006
Supplementary Deed to the Indenture Agreement dated January 15,2007, between Transelec S.A. and Banco de Chile, as Representative of the Bondholders
Supplementary Prospectus Bond Issuance for line of titles (Bond Facility), Series C bonds issued by Transelec S.A., dated March 2007
Supplementary Prospectus Bond Issuance for line of titles (Bond Facility), bonds issued by Nueva Transelec S.A., dated November 2006
Amended and Restated Indenture Agreement between Nueva Transelec S.A. and Banco de Chile, as representative of the bondholders
Supplementary Prospectus Bond Issuance for line of titles (Bond Facility), bonds issued by Nueva Transelec S.A., dated March 2007
Amended and Restated Indenture Agreement between Nueva Transelec S.A. and Banco de Chile, as representative of the bondholders
Amended and Restated Supplementary Deed to the Indenture Agreement between Nueva Transelec S.A. and Banco de Chile, as representative of the bondholders
Schedules to Deed of Trust (Tab 39) made as of March 12, 2008, between Great Lakes Power Limited and CIBC Mellon Trust Company
First Supplemental Trust Indenture made as of March 12, 2008 between Great Lakes Power Limited, as issuer and CIBC Mellon Trust Company, as trustee (Supplementing the Deed of Trust made as of March 12, 2008 and providing for the issue of $120,000,000 aggregate principle amount of 6.60% Senior Bonds due June 16, 2023 (Series 1))

Indenture dated as of April 17, 2001, between HQI Transelec Chile S.A. and Bankers Trust Company, as Trustee
Promissory Note for US$100,000,000 dated August 30, 2005, between  Island Timberlands Limited Partnership (the “Borrower”), its general partner Island Timberlands GP Ltd., and Island Timberlands Finance Corp. (the “Lender”) (August 30, 2015 Maturity Date);

SCHEDULE 7.24 - 3
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Promissory Note for US$210,000,000 dated August 30, 2005, between Island Timberlands Limited Partnership (the “Borrower”), its general partner Island Timberlands GP Ltd., and Island Timberland Finance Corp. (the “Lender”) (August 30, 2025 Maturity Date); and
Promissory Note for US$100,000,000 dated August 30, 2005, between Island Timberlands Limited Partnership (the “Borrower”), its general partner Island Timberlands GP Ltd., and Island Timberlands Finance Corp. (the “Lender”) (August 30, 2030 Maturity Date)

Credit Agreement dated August 30, 2005, between Island Timberlands Limited Partnership, as Borrower and Island Timberlands Finance Corp., as Lender
Form of Convenio de Deposito en Custodia y Garantia de Servicio de Deuda, between Nueva Transelec S.A. and Bank of New York.
Form of Debt Service Escrow Agreement between Nueva Transelec S.A. and Bank of New York as Escrow Agent.
Debt Service Escrow Agreement dated as of December 14, 2006, between Transelec S.A., and The Bank of New York, as the Escrow Agent
Contrato de Emision de Bonos por linea de titulos de deuda dated September 15, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 22.627.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated October 20, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 25.358.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated October 30, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 26.216.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 13, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 27.177.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 20, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 27.725.-)

Form of Convenio de Deposito en Custodia y Garantia de Servicio de Deuda, between Nueva Transelec S.A. and Bank of New York
Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 28, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 28.435.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated March 8, 2007, between Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 5.979.-)

Escritura Publica Complementaria a Contrato de Emision De Bonos por linea de titulos de deuda dated January 15, 2007 between Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 1.119.-)

Modificacion de Escritura Publica Complementaria a Contrato de Emision De Bonos por linea de titulos de deuda dated March 8, 2007, between Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 5.980.-)

  SCHEDULE 7.24 - 4
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Contrato de Emision de Bonos por linea de titulos de deuda dated September 15, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 22.629.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated October 20, 2006, between Nueva Transelec S.A. and Banco de Chile Como Representante de Los Tenedores de Bonos (Repertorio No: 25.359.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 2, 2006, between Nueva Transelec S.A. and Banco de Chile, como Representate de Los Tenedores de Bonos (Repertorio No: 26.217.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 13, 2006, between Nueva Transelec S.A. and Banco de Chile como Representate de Los Tenedores de Bonos (Repertorio No: 27.178.-)

Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 20, 2006, between Nueva Transelec S.A. and Banco de Chile como Representate de Los Tenedores de Bonos (Repertorio No: 27.726)

Form of Convenio de Deposito en Custodia y Garantia de Servicio de Deuda, between Nueva Transelec S.A. and Bank of New York
Modificacion de Contrato de Emision de Bonos por linea de titulos de deuda dated November 28, 2006, between Nueva Transelec S.A. and Banco de Chile, como Representate de Los Tenedores de Bonos (Repertorio No: 26.436.-)

Escritura Publica Complementaria a Contrato de Emision de Bonos por linea de titulos de deuda dated November 14, 2006, between Nueva Transelec S.A. and Banco de Chile, Como Representante de Los Tenedores de Bonos (Repertorio No: 27.254.-)

Modificacion de Escritura Publica Complementaria a Contrato de Emision de Bonos por linea de dueda dated November 16, 2006, between Nueva Transelec S.A and Banco de Chile, Como Representante de Los Tenedores de Bonos (Repertorio No: 27.498)

Amended and Restated Loan Agreement (Loan No.: A, B and C – Three First Mortgage Loans in the aggregate amount of US$1,070,000,000.00) dated November 4, 2008, between Metropolitan Life Insurance Company as Lender, Administrative Servicer and Collateral Agent and Longview Timberlands LLC, Longview Timber, Corp. and Longtimber Company of Oregon as Borrower

Banco Nacional de Desenvolvimento Economico e Social – BNDES Declaraceo de Eficacia Contratual dated October 25, 2001
Contrato de Financiamento Mediante Abertura de Credito No 01.2.278.3.1, que entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a ECTE – Empresa Catarinense de Transmissao de Energia S.A., com Interveniencia de Terceiros, NA Forma ABAIXO

Aditivo No 1 ao contrato de Financiamento Mediante Abertura de Credito No 01.2.278.3.1 de 28 de Setembro de 2001, Celebrado Entre o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a Empresa Catarinense de Transmissao de Energia S.A., NA Forma ABAIXO

Contrato de Vinculacao de Receita e Penhor de Contas Bancarias dated September 26, 2001, between ECTE -- Empresa Catarinense de Transmissao de Energia S/A, UNIBANCO – Uniao de Bancos Brasileiros S.A., Banco Regional de

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Desenvolvimento do Extremo Sul, Banco Industrial do Brasil S.A., Banco do Brasil S.A., and Banco Nacional de Desenvolvimento Economico e Social – BNDES
Contrato de Penhor de Acoes dated September 26, 2001 between Schahin Engenharia Ltda, Companhia Tecnica de Engenharia Electrica, Centrais Eletrica de Santa Catarina – CELESC, UNIBANCO – Uniao De Bancos Brasileiros S.A., Banco Regional de Desenvolvimento do Extremo Sul, Banco do Brasil S.A.,  Banco Industrial do Brasil S.A., Banco Nacional de Desenvolvimento Economico e Social – BNDES, ECTE -- Empresa Catarinense de Transmissao de Energia S/A

Contrato de Penhor de Direitos Emergentes da Concessao dated September 26, 2001, between ECTE -- Empresa Catarinense de Transmissao de Energia S/A, Banco Nacional de Desenvolvimento Economico e Social – BNDES, UNIBANCO – Uniao De Bancos Brasileiros S.A., Banco Regional de Desenvolvimento do Extremo Sul, Banco do Brasil S.A., Banco Industrial do Brasil S.A.

Instrumento Particular de Compartihlamento de Garantias e Outras Avencas, que Entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES, o UNIBANCO – Uniao De Bancos Brasileiros S.A., o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, o Banco do Brasil S.A., o Banco Industrial do Brasil S.A., con Interveniencia da Empresa Catarinense de Transmissao de energia S.A., NA Forma ABAIXO, dated September 26, 2001

Contrato de Prestacao de Servicos de Administracao de Garantias dated September 26, 2001, between ECTE – Empresa Catarinense de Transmissao de Energia S.A., UNIBANCO – Uniao de Bancos Brasileiros S.A.
Guaranty Letter dated September 26, 2001, to UNIBANCO -- Uniao de Bancos Brasileiros S.A.
Contrato de Constituicao de Consorcio dated September 26, 2001, between UNIBANCO -- Uniao de Bancos Brasileiros S.A., Banco Regional de Desenvolvimento do Extremo Sul, Banco do Brasil S.A., Banco Industrial do Brasil S.A. and ECTE – Empressa Catarinense de Transmissao de Energia S/A

Contrato de Financiamento Mediante Repasse Contratado com o Banco Nacional de Desenvolvimento Economico e Social – BNDES No 10/669.771-8 dated September 26, 2001, between ECTE – Empressa Catarinense de Transmissao de Energia S/A, UNIBANCO -- Uniao de Bancos Brasileiros S.A., Banco Regional de Desenvolvimento do Extremo Sul, Banco do Brasil S.A., Banco Industrial do Brasil S.A.

Contrato de Financiamento Mediante Abertura de Credito No. 02.2.192.4.1, Que Entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a Empressa Amazonense de Transmissao de Energia S.A. com Interveniencia de Terceiros, NA Forma ABAIXO, dated June 13, 2002

Contrato de Financiamento Mediante Abertura de Credito No. 04.2.207.3.1, Que Entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a Empressa Norte de Transmissao de Energia S.A. com Interveniencia de Terceiros, NA Forma ABAIXO, dated July 09, 2004

Contrato de Financiamento Mediante Abertura de Credito No. 04.2.123.3.1, Que Entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a Empressa Regional de Transmissao de Energia S.A. com Interveniencia de Terceiros,

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NA Forma ABAIXO, dated May 10, 2004
Contrato de Financiamento Mediante Abertura de Credito No. 02.2.022.3.1, Que Entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a Empressa Paraense de Transmissao de Energia S.A. com Interveniencia de Terceiros, NA Forma ABAIXO, dated February 14, 2002

Contrato de Concessao No 42/2001 – ANEEL, De Servico Publico de Transmissao de Energia Eletrica, que Celebram a UNIAO e a Empressa Amazonense de Transmissao de Energia S.A.
Primeiro Termo Aditivo Contrato de Concessao de Servico Publico de Transmissao de Energia Eletrica No 042/2001 – ANEEL que Celebram a UNIAO e a Empressa Amazonense de Trasmissao de Energia S.A. – EATE, dated December 22, 2005

Contrato de Concessao No 088/2000 – ANEEL, De Servico Publico de Transmissao de Energia Eletrica, que Celebram a UNIAO e a ECTE -- Empressa Catarinense de Transmissao de Energia S.A.
Tabela A – Cronograma Fisico De Linha de Transmissao – Camps Novos/Blumenau
Tabela B – Cronograma Fisico de Subestracoes Campos Novos e Blumenau
Primeiro Termo Aditivo ao Contrato de Concessao de Servico Publico de Transmissao de Energia Eletrica No 088/2000—ANEEL, que celebram a UNIAO e a Empressa Catarinense de Transmissao de Energia S.A., dated December 22, 2005

Contrato de Concessao No 85/2002—ANEEL de Servico Publico de Transmissao de Energia Eletrica, que Celebram a Uniao e a Empresa Norte de Transmissao de Energia S.A., dated December 11, 2002
Primeiro Termo Aditivo ao Contrato de Concessao No 085/2002—ANEEL de Servico Publico de Transmissao de Energia Eletrica que celebram a UNIAO e a Empressa Norta de Transmissao de Energia S.A., dated April 25, 2005

Contrato de Concessao No 83/2002—ANEEL de Servico Publico de Trasmissao de Energia Eletrica, que celebram a UNIAO e a Empressa Regional de Transmissao de Energia S.A., dated December 11, 2002
Primeiro Termo Aditivo ao Contrato de Concessao No 83/2002—ANEEL para Transmissao de Energia Eletrica que celebram a UNIAO e a Empressa Regional de Transmissao de Energia S.A. -- ERTE
Contrato de Concessao No 43/2001—ANEEL de Servico Publico de Trasmissao de Energia Eletrica, que celebram a UNIAO e a Empressa Paraensa de Transmissao de Energia S.A.
Primeiro Termo Aditivo ao Contrato de Concessao No 43/2001—ANEEL de Servico Publico de Transmissao de Energia Eletrica que celebram a UNIAO e a Empressa Paraense de Transmissao de Energia S.A.
Segundo Termo Aditivo Contrato de Concessao No 043/2001-ANEEL de Servico Publico de Transmissao de Energia Eletrica que celebram a UNIAO e a Empressa Paraense de Transmissao de Energia S.A., dated December 22, 2005

Declaraceo de Eficacia Contratual dated October 25, 2001
Contrato de Financiamento Mediante Abertura de Credito No. 01.2.278.3.1, Que Entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a ECTE – Empressa Catarinense de Transmissao de Energia S.A. com Interveniencia de Terceiros, NA Forma ABAIXO, dated September 28, 2001

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Aditivo No 1 ao Contrato de Financiamento Mediante Abertura de Credito No. 01.2.278.3.1, de 28 de Setembro de 2001, celebrado entre o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a Empressa Catarinense de Transmissao de Energia S.A., NA Forma ABAIXO, dated July 20, 2005

Contrato de Vinculacao de Receita e Penhor de Contas Bancarias dated September 26, 2001, between ECTE -- Empresa Catarinense de Transmissao de Energia S/A, UNIBANCO – Uniao de Bancos Brasileiros S.A., Banco Regional de Desenvolvimento do Extremo Sul, Banco Industrial do Brasil S.A., Banco do Brasil S.A., and Banco Nacional de Desenvolvimento Economico e Social – BNDES

Contrato de Penhor de Acoes dated September 26, 2001 between Schahin Engenharia Ltda, Companhia Tecnica de Engenharia Electrica, Centrais Eletrica de Santa Catarina – CELESC, UNIBANCO – Uniao De Bancos Brasileiros S.A., Banco Regional de Desenvolvimento do Extremo Sul, Banco do Brasil S.A.,  Banco Industrial do Brasil S.A., Banco Nacional de Desenvolvimento Economico e Social – BNDES, ECTE -- Empresa Catarinense de Transmissao de Energia S/A

Contrato de Penhor de Direitos Emergentes da Concessao dated September 26, 2001, between ECTE -- Empresa Catarinense de Transmissao de Energia S/A, Banco Nacional de Desenvolvimento Economico e Social – BNDES, UNIBANCO – Uniao De Bancos Brasileiros S.A., Banco Regional de Desenvolvimento do Extremo Sul, Banco do Brasil S.A., Banco Industrial do Brasil S.A.

Instrumento Particular de Compartilhamento de Garantias e Outras Avencas, que Entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES, o UNIBANCO – Uniao De Bancos Brasileiros S.A., o Banco Regional de Desenvolvimento do Extremo Sul, BRDE o  Banco do Brasil S.A., o Banco Industrial do Brasil S.A., con Interveniencia da Empresa Catarinense de Transmissao de Energia S.A., NA Forma ABAIXO, dated September 26, 2001

Contrato de Prestacao de Servicos de Administracao de Garantias dated September 26, 2001, between ECTE – Empresa Catarinense de Transmissao de Energia S.A., UNIBANCO – Uniao de Bancos Brasileiros S.A.
Guaranty Letter dated September 26, 2001, to UNIBANCO -- Uniao de Bancos Brasileiros S.A.
Contrato de Constituicao de Consorcio dated September 26, 2001, between UNIBANCO -- Uniao de Bancos Brasileiros S.A., Banco Regional de Desenvolvimento do Extremo Sul, Banco do Brasil S.A., Banco Industrial do Brasil S.A. and ECTE – Empressa Catarinense de Transmissao de Energia S/A

Contrato de Financiamento Mediante Repasse Contratado com o Banco Nacional de Desenvolvimento Economico e Social – BNDES No 10/669.771-8 dated September 26, 2001, between ECTE – Empressa Catarinense de Transmissao de Energia S/A, UNIBANCO -- Uniao de Bancos Brasileiros S.A., Banco Regional de Desenvolvimento do Extremo Sul, Banco do Brasil S.A., Banco Industrial do Brasil S.A.

Acordo de Voto dated March 13, 2007 between Brascan Brasil Ltda. and Companhia Energetica de Minas Gerais – CEMIG
Acordo de Voto dated March 13, 2007 between Brascan Brasil Ltda. and Companhia Energetica de Minas Gerais – CEMIG

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Acordo de Voto dated March 13, 2007 between Brascan Brasil Ltda. and Companhia Energetica de Minas Gerais – CEMIG
Concession Contract No 042-2001 – ANEEL for Public Service for Transmission of Electric Power, which celebrate the UNION and Empresa Amazonense de Transmissao de Energia S.A.
Concession Contract No 088-2000 – ANEEL for Public Service for Transmission of Electric Power, which celebrate the UNION and ECTE – Empresa Catarinense de Transmissao de Energia S.A.
Contract No 85-2002 – ANEEL for Public Service for Transmission of Electric Power, which celebrate the UNION and Empresa Norte de Transmissao de Energia S.A.
Concession Contract No 043-2001 – ANEEL for Public Service for Transmission of Electric Power, which celebrate the UNION and Empresa Paraense de Transmissao de Energia S.A.
Concession Contract No 83-2002 – ANEEL for Public Service for Transmission of Electric Power, which celebrate the UNION and Empresa Regional de Transmissao de Energia S.A.
Contrato de Financiamento Mediante Abertura de Credito No 02.2.192.4.1, que entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a Empresa Amazonense de Transmissao de Energia S.A., com Interveniencia de Terceiros, NA Forma ABAIXO, dated June 13, 2002

Contrato de Financiamento Mediante Abertura de Credito No 04.2.207.3.1, que entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a Empresa Norte de Transmissao de Energia S.A., com Interveniencia de Terceiros, NA Forma ABAIXO, dated July 09, 2004

Contrato de Financiamento Mediante Abertura de Credito No. 04.2.123.3.1, Que Entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a Empressa Regional de Transmissao de Energia S.A. com Interveniencia de Terceiros, NA Forma ABAIXO, dated May 10, 2004

Contrato de Financiamento Mediante Abertura de Credito No. 02.2.022.3.1, Que Entre si Fazem o Banco Nacional de Desenvolvimento Economico e Social – BNDES e a Empressa Paraense de Transmissao de Energia S.A. com Interveniencia de Terceiros, NA Forma ABAIXO, dated February 14, 2002

Acordo de Acionistas da Empresa Amazonense de Transmissao de Energia S.A. – EATE Celebrado entre a CIA. Tecnica de Engenharia Eletrica, a Companhia Energetica de Minas Gerais – CEMIG e a Brascan Brasil Ltd., dated August 16, 2006

Acordo de Acionistas of Empresa Amazonense de Transmissao de Energia S.A., dated July 23, 2001
Acordo de Acionistas of ECTE – Empresa Catarinense de Trasmissao de Energia S.A., dated August 8, 2000
Acordo de Acionistas da Empresa Catarinense de Transmissao de Energia S.A. – ecte Celebrado entre a CIA. Tecnica de Engenharia Eletrica, a Companhia Energetica de Minas Gerais – CEMIG e a Brascan Brasil Ltd., dated August 16, 2006

Acordo de Acionistas da Empresa Norte de Transmissao de Energia S.A. – ENTE Celebrado entre a CIA. Tecnica de Engenharia Eletrica, a Companhia Energetica de Minas Gerais – CEMIG e a Brascan Brasil Ltd. e a MDU Norte Transmissao de

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Energia Ltda., dated August 16, 2006
Acordo de Acionistas of Empresa Paraense de Transmissao de Energia S.A., dated July 23, 2001
Acordo de Acionistas da Empresa Regional de Transmissao de Energia S.A. – ERTE Celebrado entre a CIA. Tecnica de Engenharia Eletrica, a Companhia Energetica de Minas Gerais – CEMIG e a Brascan Brasil Ltd. e a MDU Norte Transmissao de Energia Ltda., dated August 16, 2006

Acordo de Acionistas da Empresa Paraense de Transmissao de Energia S.A. – ETEP Celebrado entre a CIA. Tecnica de Engenharia Eletrica, a Companhia Energetica de Minas Gerais – CEMIG e a Brascan Brasil Ltd., dated August 16, 2006

English Translation of Acordo de Acionistas of Empresa Amazonense de Transmissao de Energia S.A.
English Translation of Acordo de Acionistas of Empresa Catarinense de Transmissao de Energia S.A.
English Translation of Acordo de Acionistas of Empresa Norte de Transmissao de Energia S.A.
English Translation of Acordo de Acionistas of Empresa Regional de Transmissao de Energia S.A.
English Translation of Acordo de Acionistas of Empresa Paraense de Transmissao de Energia S.A.
First Additive Term to the Concessionaire Contract no 43/2001—ANEEL Empresa Paranaense de Transmissao de Energia -- ETEP
Assignment, Assumption and Release Agreement made as of March 12, 2008, between Great Lakes Power Limited, as Assignor, Great Lakes Power Transmission LP, as Assignee, and CIBC Mellon Trust Company, as Trustee

General Security Agreement made as of August 30, 2005 between Island Timberlands Finance Corp., as the Debtor, and BNY Trust Company of Canada, as the Security Trustee
Demand Debenture dated August 30, 2005 for $1,000,000,000 between Island Timberlands GP Ltd. (the Debtor) and BNY Trust Company of Canada, as Security Trustee
Demand secured facility dated June 8, 2005 (as amended on August 30,2005, September 8, 2008 and May 15, 2009) for a maximum of $15,000,000 (or C$ equivalent) between Island Timberlands Limited Partnership and Royal Bank of Canada. The facility is currently undrawn, but the availability is reduced by $6,191,500 as this facility supports the irrevocable Letter of Credit that functions as the Debt Service Reserve Account noted below.

Demand secured facility dated June 8, 2005 (as amended on August 30, 2005, September 8, 2008 and May 1, 2009) for a maximum of $15,000,000 (or C$ equivalent) between Island Timberlands Limited Partnership and The Bank of Nova Scotia.  The facility is currently undrawn, but the availability is reduced by US$6,191,500 as this facility supports the irrevocable Letter of Credit that functions as the Debt Service Reserve Account noted below.

Debt Service Reserve Account (in a reserve amount of $12,383,000) provided by the guarantor (Island Timberlands LP) dated August 30, 2005 equal to 6 month’s interest

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of the Series 1, 2, and 3 bonds between Island Timberlands Finance Corp and BNY Trust Company of Canada.
Post-Closing Guaranty dated as of May 30, 2005 by Island Timberlands Limited Partnership in favor or Weyerhaeuser Company Limited.
Amended and Restated Credit Agreement dated as of September 14, 2007 and as amended on February 28, 2008, April 2, 2008, November 3, 2008 and February 2, 2009, in the amount of $228,406,046.90, or as may be increased from time to time as a result of exercising the Payment in Kind option, between Longview Timber Holdings, Corp. as borrower, Brookfield Longview Holdings LLC and Longview Timber Holdings LLC together with Longview Timber Holdings, Corp., the loan parties, and Brookfield Global Timber Fund I, LP, Brookfield Infrastructure Corporation BGTF I (Norma), LLC, the lenders, and Brookfield US Corporation as administrative agent for the lenders.

Multiple Advance Promissory Note in the amount of $25,000,000, or such lesser amount has been advanced, currently zero, dated as of February 17, 2009 between Longview Timberlands LLC and Brookfield US Corporation.

Supplementary Prospectus Bond Issuance for line of titles (Bond Facility), GBP£396.1M bonds issued by Peterborough Progress Health PLC, dated July 4, 2007
Unsecured Notes for GBP£1.768M, dated July 4, 2007, issued by Peterborough Progress Health PLC
Term Facility for AUD$158.2M dated July 19, 2006 between PPP Solutions (Long Bay) Nominee Pty Ltd (the “Borrower”) and The Commonwealth Bank Of Australia (the “Lender”)
Term Facility for AUD$103.6M dated October 3, 2006 between PPP Solutions (Showgrounds) Nominee Pty Ltd (the “Borrower”) and  The Australian and New Zealand Bank & Societe Generale  (the “Lender”).  Hedged at 5.76% for term of the debt, current liability position AUD$16.2M

Net Investment within Lease for AUD$116.9M between PPP Solutions (Showgrounds) Nominee Pty Ltd (the “Lessor”)  and the Royal Agricultural Society of Victoria (the “Owner”) (Note that this lease has not been formally executed yet).

Committed Capex, between Transelec S.A. and Scotiabank Sudamericano and Corpbanca for US$130mm
Commited Working Capital, between Transelec S.A. and Scotiabank Sudamericano for US$15mm
Commited Working Capital, between Transelec S.A. and Banco de Credito e Inversiones for US$30mm
Commited Working Capital, between Transelec S.A. and Santander for US$15mm
Demand secured facility with Royal Bank of Canada up to a maximum of US$ 15 million (or C$ equivalent) dated June 8, 2005 and as amended on August 30,2005, September 8, 2008 and May 15, 2009
Demand secured facility with The Bank of Nova Scotia up to a maximum of US$ 15 million (or C$ equivalent) dated June 8, 2005 and as amended on August 30,2005, September 8, 2008 and May 1, 2009.
Debt Service Reserve Account provided by the guarantor (Island Timberlands LP) equal to 6 month’s interest of the Series 1, 2, and 3 bonds between Island Timberlands

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Finance Corp and BNY Trust Company of Canada.
Letters of credit provided by Island Timberlands LP
• Beneficiary – Land and Water BC as the British Columbia Minister for Sustainable Resource Management – C$50,000 (blanket security for all dealings with that ministry, primarily foreshore leases)
• Beneficiary – British Columbia Ministry of Energy and Mines Permitting & Reclamation Mining & Minerals Division – C$5,000 (covers quarry permit)
• Beneficiary - British Columbia Ministry of Energy, Mines and Petroleum Resources, Mining & Minerals Division, Southwest Region – C$30,000 (covers mine permit)

Amended and Restated Credit Agreement dated as of September 14, 2007 and as amended on February 28, 2008, April 2, 2008, November 3, 2008 and February 2, 2009, in the amount of $228,406,046.90, or as may be increased from time to time as a result of exercising the Payment in Kind option, between Longview Timber Holdings, Corp. as borrower, Brookfield Longview Holdings LLC and Longview Timber Holdings LLC together with Longview Timber Holdings, Corp., the loan parties, and Brookfield Global Timber Fund I, LP, Brookfield Infrastructure Corporation BGTF I (Norma), LLC, the lenders, and Brookfield US Corporation as administrative agent for the lenders

Multiple Advance Promissory Note in the amount of $25,000,000, or such lesser amount has been advanced, currently zero, dated as of February 17, 2009 between Longview Timberlands LLC and Brookfield US Corporation

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EXHIBIT A

FORM OF NOTE

___________

FOR VALUE RECEIVED, the undersigned (the “Borrower”), hereby promises to pay to _____________________ or registered assigns (the “Lender”), in accordance with the provisions of the Credit Agreement (as hereinafter defined), the principal amount of each Loan owing to such Lenders by the Borrower under that certain Amended and Restated Credit Agreement, dated as of June 16, 2009 (as amended, amended and restated, extended, supplemented or otherwise modified or replaced from time to time, the “Credit Agreement”), among the Borrower, the Guarantors party thereto, the Lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada and Royal Bank of Canada, as the Lead Arrangers and Book Runners and each other party named therein.  All capitalized terms used but not defined herein have the meanings assigned to such terms in the Credit Agreement.

The Borrower promises to pay (i) interest on the unpaid principal amount of each Loan from the date of such Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Credit Agreement and (ii) fees at such times and at such rates as specified in the Credit Agreement.  All payments hereunder shall be made to the Administrative Agent for the account of the Lender in Dollars in immediately available funds.  If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

This Note is one of the Notes referred to in the Credit Agreement, is entitled to the benefits and subject to the terms and conditions thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein.  This Note is secured by the Collateral.  Upon the occurrence and continuation of one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided in the Credit Agreement.  Loans made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business.  The Lender may also record and endorse on the grid attached hereto, which is part of this Note, the date, amount and maturity of its Loans and payments with respect thereto.

To the fullest extent permitted by law, the Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Note.

The Borrower hereby agrees to pay all reasonable costs and expenses, including without limitation reasonable attorney’s fees and expenses incurred in connection with the interpretation and enforcement of this Note, in accordance with and to the extent provided for in the Credit Agreement.

FORM OF NOTE

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[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

FORM OF NOTE

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THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

BROOKFIELD INFRASTRUCTURE
GENERAL PARTNER LIMITED,
for and on behalf of BROOKFIELD
INFRASTRUCTURE GP L.P.,
for and on behalf of BROOKFIELD
INFRASTRUCTURE L.P., as Borrower

By:
Name:
Title:

FORM OF NOTE
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LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Type of Loan Made	Amount of Loan Made	End of Interest Period	Amount of Principal or Interest Paid This Date	Outstanding Principal Balance This Date	Notation Made By

FORM OF NOTE
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EXHIBIT B

FORM OF BORROWING REQUEST

NOTICE OF BORROWING NO. [___]

[Notices to be numbered consecutively in the order of the date of the Notices for each Loan]

Reference is made to the Amended and Restated Credit Agreement, dated as of June 16, 2009 (as amended, amended and restated, extended, supplemented or otherwise modified or replaced from time to time, the “Credit Agreement”), among the Borrower, the Guarantors party thereto, the Lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada and Royal Bank of Canada, as the Lead Arrangers and Book Runners and each other party named therein.  All capitalized terms used but not defined herein have the meanings assigned to such terms in the Credit Agreement.

This Notice of Borrowing (this “Notice”) is delivered to the Administrative Agent at least [one Business Day prior to the date of the proposed borrowing (in the case of Base Rate Loans)] [three Business Days prior to the date of the proposed borrowing (in the case of LIBO Rate Loans)] pursuant to and in accordance with Section 2.03 of the Credit Agreement.

The Borrower hereby irrevocably requests a borrowing under the Credit Agreement, as follows:

(a)           Requested Borrowing Date:

[LIST]

(b)           Amount of requested Loans:

Type of Loan(s):	Interest Period(s):	Amount(s):
[BASE RATE LOAN/LIBO RATE LOAN]	[LIST, IF ANY]	[LIST]

The undersigned hereby represents and warrants that, as of the date of this Notice and the date of the proposed borrowing that (a) no Default has occurred and is continuing, or shall result from such proposed borrowing or from the application of proceeds thereof, (b) the representations and warranties of each Obligor contained in Article VII  of the Credit Agreement are true and correct in all material respects on and as of the date of such proposed borrowing (except to the extent such representation or warranty expressly relates to an earlier date), before and after giving effect to such proposed borrowing and to the application of the proceeds thereof, as though made on and as of such date and (c) there has been no event or circumstance that could reasonably be expected to result in a Material Adverse Effect since the next preceding borrowing (including the borrowing next preceding the Amendment Closing Date).

FORM OF BORROWING REQUEST
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IN WITNESS WHEREOF, the undersigned has executed this Notice this [__] day of [__________].

BROOKFIELD INFRASTRUCTURE
GENERAL PARTNER LIMITED,
for and on behalf of BROOKFIELD
INFRASTRUCTURE GP L.P.,
for and on behalf of BROOKFIELD
INFRASTRUCTURE L.P., as Borrower

By:
Name:
Title:

FORM OF BORROWING REQUEST
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EXHIBIT C

FORM OF ASSIGNMENT AND ASSUMPTION

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”).  Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee.  The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”).  Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:	______________________________

2.	Assignee:	______________________________
[and is an Affiliate/Approved Fund of [identify Lender]1]

3.	Borrower:	Brookfield Infrastructure L.P.

4.	Administrative Agent:	Citicorp North America, Inc., as the administrative agent under the Credit Agreement

5.	Credit Agreement:
Reference is made to the Amended and Restated Credit Agreement, dated as of June 16, 2009 (as amended, amended and restated, extended, supplemented or otherwise modified or replaced from time to time), among the Borrower, the Guarantors party thereto, the Lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada and Royal Bank of Canada, as the Lead Arrangers and Book Runners and each other party named therein. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

1           Select as applicable.

FORM OF LENDER ASSIGNMENT AGREEMENT
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6.	Assigned Interest:
Facility Assigned	Aggregate Amount of Commitment/Loans for all Lenders*	Amount of Commitment/Loans Assigned*	Percentage Assigned of Commitment/Loans[2]
Commitment	$	$	%
Loan	$	$	%
	$	$	%

[7.	Trade Date:	______________][3]

Effective Date:   _____________ ___, _____ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By:______________________________
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:______________________________
Title:

2 Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

3 To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

* Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

FORM OF LENDER ASSIGNMENT AGREEMENT
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Consented to and Accepted:

CITICORP NORTH AMERICA, INC., as
  Administrative Agent

By_________________________________
Title:

[BROOKFIELD INFRASTRUCTURE GENERAL PARTNER LIMITED,
for and on behalf of
BROOKFIELD INFRASTRUCTURE GP L.P.,
for and on behalf of
BROOKFIELD INFRASTRUCTURE L.P., as Borrower

By: ________________________________
Name:
Title:][4]

    4 Borrower consent required for assignments under $10,000,000 to parties other than a Lender, an Affiliate of a Lender or an Approved Fund.

FORM OF LENDER ASSIGNMENT AGREEMENT
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ANNEX 1

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.  Representations and Warranties.

1.1  Assignor.  The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Financing Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Financing Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Financing Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Financing Document.

1.2.  Assignee.  The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an assignee under the Credit Agreement (subject to such consents, if any, as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to the Credit Agreement, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest, and (vii) if it is a foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Financing Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Financing Documents are required to be performed by it as a Lender.

FORM OF LENDER ASSIGNMENT AGREEMENT

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2.  Payments.  From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3.  General Provisions.  This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.  This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption.  This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

FORM OF LENDER ASSIGNMENT AGREEMENT
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EXHIBIT D

FORM OF COMPLIANCE CERTIFICATE

Financial Statement Date:  ________,

To:           Citicorp North America, Inc., as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Amended and Restated Credit Agreement, dated as of June 16, 2009 (as amended, amended and restated, extended, supplemented or otherwise modified or replaced from time to time, the “Credit Agreement”; the terms defined therein being used herein as therein defined), among the Borrower, the Guarantors party thereto, the Lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada and Royal Bank of Canada, as the Lead Arrangers and Book Runners and each other party named therein.

The undersigned Authorized Officer hereby certifies as of the date hereof that he/she is the __________________  of the Borrower, and that, as such, he/she is authorized to execute and deliver this Compliance Certificate to the Administrative Agent on the behalf of the Borrower, and that:

[Use following paragraph 1 for fiscal year-end financial statements]

1. Attached hereto as Schedule 1 are the year-end audited financial statements required by Section 8.01(a)(ii) of the Credit Agreement for the Fiscal Year of the Borrower and its Subsidiaries ended as of the above date, together with the report and opinion of a nationally recognized firm of independent public accountants acceptable to the Administrative Agent as required by such section.

[Use following paragraph 1 for fiscal quarter-end financial statements]

1. Attached hereto as Schedule 1 are the unaudited financial statements required by Section 8.01(a)(i) of the Credit Ag reement for the Fiscal Quarter of the Borrower and its Subsidiaries ended as of the above date.  Such financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Borrower and its Subsidiaries in accordance with GAAP consistently applied for such period except as otherwise expressly noted therein, subject only to normal year-end adjustments and the absence of footnotes.

2. Attached hereto as Schedule 2 are (i) in Part I of Schedule 2, the information and calculations showing compliance with the covenant set forth in Section 9.12 of the Credit Agreement, (ii) in Part II of Schedule 2, information and calculations of Liquidity, the Debt Ratio, and the Interest Coverage Ratio and (iii) in Part III of Schedule 2,  information and calculations of Cash Flow, in each case, based on the information contained in the financial statements attached hereto as Schedule 1 or the reconciliations contained in Schedule 4, if applicable. The information set forth on Schedule 2 is true and accurate on and as of the date of this Certificate.

FORM OF COMPLIANCE CERTIFICATE
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3. The undersigned has reviewed and is familiar with the terms of the Credit Agreement and has made, or has caused to be made under his/her supervision, a detailed review of the transactions and condition (financial or otherwise) of the Borrower during the accounting period covered by the attached financial statements.

4.

[select one:]

[To the best knowledge of the undersigned during such fiscal period no Default has occurred and is continuing.]

--or--

[The following is a list of each Default and its nature and status:]

5. To the best knowledge of the undersigned during such fiscal period a Trigger Event has [not] occurred. Attached hereto on Schedule 3 is information and detailed calculations of the Projected Interest Coverage Ratio and the information set forth on Schedule 3 is true and accurate on and as of the date of this Certificate.

[select one:]

[There has been no change in GAAP used in the preparation of the financial statements attached hereto as Schedule 1 since the date of the prior Compliance Certificate.]

--or—

[There have been the following changes in GAAP used in the preparation of the financial statements attached hereto as Schedule 1 since the date of the prior Compliance Certificate and attached hereto as Schedule 4 are certain financial statements and other documents setting forth reconciliation between calculations of the financial covenants made before and after giving effect to such change:]

IN WITNESS WHEREOF, the undersigned has executed this Certificate as
of                                ,                      .

FORM OF COMPLIANCE CERTIFICATE

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BROOKFIELD INFRASTRUCTURE
GENERAL PARTNER LIMITED,
for and on behalf of BROOKFIELD
INFRASTRUCTURE GP L.P.,
for and on behalf of BROOKFIELD
INFRASTRUCTURE L.P., as Borrower

By:
Name:
Title:

FORM OF COMPLIANCE CERTIFICATE
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SCHEDULE 1
to the Compliance Certificate

For the Quarter/Year ended _____ (“Statement Date”)

FORM OF COMPLIANCE CERTIFICATE
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SCHEDULE 2
to the Compliance Certificate

For the Quarter/Year ended _____ (“Statement Date”)

Part I

[Net Worth Calculations]

Part II

[Liquidity, Debt Ratio and Interest Coverage Ratio Calculations]

Part III

Form of Cash Flow Calculations

12 Months Ending [______], 20[__] (Proforma)
Proportionate Share

Proportionate consolidated net income ………………………………………__________
(i) Add back:
Depreciation, depletion and amortization…………………………… __________
Other non-cash charges:
[SPECIFY]
Deferred taxes and other provisions……………………………………__________
Interest expense on financial indebtedness……………………………__________
Management fees……………………………………………………… __________
Dividends paid on preferred stock…………………………………… __________
HBU proceeds (net of gain realized) ………………………………… __________
Add (or minus) net cash settlements on hedge agreements……… __________
Add (or minus) changes in working capital………………………….. __________
(ii) Deduct:
Maintenance capex……………………………………..…………… __________
Principal amortization in respect of financial indebtedness (other than with respect to hedge agreements) ………__________

FORM OF COMPLIANCE CERTIFICATE
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SCHEDULE 3
to the Compliance Certificate

For the Quarter/Year ended _____ (“Statement Date”)

 FORM OF COMPLIANCE CERTIFICATE
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[SCHEDULE 4
to the Compliance Certificate

For the Quarter/Year ended _____ (“Statement Date”)]

FORM OF COMPLIANCE CERTIFICATE

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EXHIBIT E

FORM OF JOINDER AGREEMENT

WHEREAS, Brookfield Infrastructure L.P. (the “Borrower”), a Bermuda limited partnership, the Guarantors party thereto (the “Guarantors”), the Lenders party thereto, Citicorp North America, Inc., as the administrative agent (in such capacity, the “Administrative Agent”), Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada and Royal Bank of Canada, as the Lead Arrangers and Book Runners, and each other party named therein, heretofore executed and delivered an Amended and Restated Credit Agreement (the “Credit Agreement”), dated June 16, 2009.

WHEREAS, pursuant to the Credit Agreement, [Name of Additional Guarantor] (the “Additional Guarantor”) shall join in and become a Guarantor under the Credit Agreement.

WHEREAS, the Additional Guarantor is not yet a Guarantor under the Credit Agreement.

Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

NOW, THEREFORE, the Additional Guarantor hereby agrees for the benefit of the Secured Parties, as follows:

1. Joinder. The Additional Guarantor hereby acknowledges that it has received and reviewed a copy of the Credit Agreement and all other documents it deems fit to enter into this Joinder Agreement (the “Joinder Agreement”), and acknowledges and agrees to (i) join and become a party to the Credit Agreement as a Guarantor as indicated by its signature below; (ii) be bound by all covenants, agreements, representations, warranties, indemnities and acknowledgments attributable to such signatory party in the Credit Agreement as if made by, and with respect to, such signatory party; and (iii) perform all obligations and duties required and be entitled to all the benefits of such signatory party pursuant to the Credit Agreement.

2. Representations and Warranties and Agreements of the Additional Guarantor. The Additional Guarantor hereby represents and warrants to and agrees with the Administrative Agent that it has all the requisite [limited liability company] [corporate][partnership] power and authority to execute, deliver and perform its obligations under this Joinder Agreement and to consummate the transaction contemplated hereby and that when this Joinder Agreement is executed and delivered, it will constitute a valid and legally binding agreement enforceable against each of the undersigned in accordance with its terms.  In addition, the Additional Guarantor hereby makes the representations and warranties set forth in Article VII of the Credit Agreement with respect to itself and its Subsidiaries, as applicable.

FORM OF JOINDER AGREEMENT
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3. Covenants of the Additional Guarantor. The Additional Guarantor hereby unconditionally and irrevocably expressly assumes, confirms and agrees to perform and observe as a Subsidiary of the Borrower and a Guarantor each and any of the covenants, agreements, terms, conditions, obligations, appointments, duties, promises and liabilities of a Subsidiary of the Borrower and a Guarantor under the Credit Agreement as if it were an original signatory thereto and to promptly execute and deliver any and all further documents and take such further action as any other undersigned party or the Administrative Agent may reasonably require to effect the purpose of this Joinder Agreement.

4. Counterparts. This Joinder Agreement may be signed in one or more counterparts (which may be delivered in original form or via facsimile), each of which shall constitute an original when so executed and all of which together shall constitute one and the same agreement.

5. Amendments. No amendment or waiver of any provision of this Joinder Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by all of the parties to the Credit Agreement.

6. Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

7. APPLICABLE LAW. THE VALIDITY AND INTERPRETATION OF THIS JOINDER AGREEMENT, AND THE TERMS AND CONDITIONS SET FORTH HEREIN, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

FORM OF JOINDER AGREEMENT

2
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IN WITNESS WHEREOF, the undersigned have executed this Joinder Agreement this [__] day of [_____], 200[_].

[___________________]

By:
Name:
Title:

Acknowledged and accepted:

CITICORP NORTH AMERICA, INC.,
  as Administrative Agent

By:________________________
      Name:
      Title:

FORM OF JOINDER AGREEMENT

 3

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EXHIBIT F

TERMS AND CONDITIONS OF THE SUBORDINATED LOAN AGREEMENT

Section 1.  Definitions.  In these Terms and Conditions of the Subordinated Loan Agreement (the “Terms of Subordination”), the following terms shall have the following respective meanings:

“Administrative Agent” shall have the meaning given such term in the definition of “Credit Agreement”.

“Borrower” shall have the meaning given such term in the definition of “Credit Agreement”.

“Collateral Agent” shall mean HSBC Bank USA, National Association or its successors or assigns.

“Credit Agreement” shall mean the Amended and Restated Credit Agreement dated as of June 16, 2009 between Brookfield Infrastructure L.P., the guarantors party thereto, the lenders party thereto from time to time, Citicorp North America, Inc., as the administrative agent, Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada and Royal Bank of Canada, as the Lead Arrangers and Book Runners and each other party named therein.

“Designated Agreement” shall mean any agreement, document or instrument pursuant to which any Subordinated Obligations are created, incurred, assumed or exist; or any agreement, document or instrument to which these Terms of Subordination are attached and are made a part thereof or into which these Terms of Subordination are incorporated by reference and in each case that the Subordinated Party has executed and delivered, and pursuant to which the Subordinated Party has agreed to be bound.

“Lender” shall have the meaning given such term in the definition of “Credit Agreement”.

“Secured Parties” shall mean, collectively, the Lenders, the Administrative Agent and the Collateral Agent.

“Senior Obligations” shall mean all obligations of the Borrower now or hereafter existing to pay principal, interest, fees, expenses, charges, reimbursements, indemnities and all other amounts under or in respect of the Credit Agreement and the other Financing Documents (as defined in the Credit Agreement) and all other Obligations (as defined in the Credit Agreement) as amended, modified, renewed, extended, refunded, replaced or refinanced from time to time, in whole or in part and documents, instruments and agreements executed in connection with any such amendment, modification, renewal, extension, refunding, replacement or refinancing (including interest, fees, expenses, charges or other amounts accruing on or after the filing of any petition in bankruptcy or for reorganization at the rate otherwise applicable to such interest, fees, expenses, charges or other amounts, whether or not any such interest, fees, expenses, charges or other amounts is an allowed claim and whether incurred before or after a bankruptcy of the Borrower).

TERMS OF SUBORDINATION

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“Subordinated Obligations” shall mean all Financial Indebtedness (as defined in the Credit Agreement) and other obligations and liabilities (other than Management Fees (as defined in the Credit Agreement)) owed by the Borrower to the Subordinated Party (including, without limitation, interest on any thereof accruing after the date of any filing by the Borrower of any petition in bankruptcy or the commencement of any bankruptcy, reorganization, insolvency or similar proceedings with respect to the Borrower).

“Subordinated Party” shall mean the Person (as defined in the Credit Agreement) that has agreed in the Designated Agreement to be bound by these Terms of Subordination, together with its successors and assigns.

Section 2.  Terms of Subordination.

2.01  Subordination.  The Borrower covenants and agrees, and the Subordinated Party, on its own behalf and on behalf of each subsequent holder of Subordinated Obligations, covenants and agrees, that the Subordinated Obligations are subordinated in right of payment, to the extent and in the manner provided in this Section 2, to the prior payment in full in cash or its equivalent of all existing and future Senior Obligations and that the subordination provided for in this Section 2 is for the benefit of and enforceable by the holders from time to time of Senior Obligations from time to time outstanding and their representatives.  This Section 2 shall remain in full force and effect as long as any Senior Obligations are outstanding or any commitment to advance any Senior Obligations exists.

2.02  Liquidation; Dissolution; Bankruptcy.  Upon any payment or distribution of assets or securities of the Borrower of any kind or character, whether in cash, securities or other property, to creditors of the Borrower in a liquidation (total or partial), reorganization, winding-up or dissolution of the Borrower, whether voluntary or involuntary, or in a bankruptcy, reorganization, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets or similar proceeding relating to the Borrower or its Property (as defined in the Credit Agreement) or creditors:

(a)           the holders of Senior Obligations shall be entitled to receive payment in full, in cash or its equivalent, of such Senior Obligations before the Subordinated Party shall be entitled to receive any payment of principal of or interest on, or any other payment or distribution of assets or securities (other than any interest on any debt instruments or other securities the payment of which is subordinated at least to the same extent as the Subordinated Obligations to the Senior Obligations, the rate of interest on which does not exceed the effective rate of interest on the Subordinated Obligations and the principal of which, in whole or in part, is not due on or prior to the Maturity Date (as defined in the Credit Agreement)) with respect to, any Subordinated Obligations or on account of any purchase or other acquisition of any Subordinated Obligations by the Borrower; and

TERMS OF SUBORDINATION

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(b)           until the Senior Obligations are paid in full in cash or its equivalent, any payment or distribution of assets or securities of the Borrower of any kind or character, whether in cash or other Property, to which the Subordinated Party would be entitled but for this Section 2 shall be made by the Borrower or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment of distribution directly to the holders of Senior Obligations to the extent necessary to pay all such Senior Obligations in full in cash.

2.03  No Payment.  Each Subordinated Party hereby agrees that, unless and until the principal of, and interest and premium (if any) on, and all other amounts in respect of, the Senior Obligations shall have been paid in full in cash or its equivalent: (a) no payment on account of the principal of, or interest or premium (if any) on, or any other amount in respect of, the Subordinated Obligations or any judgment with respect thereto (and no payment on account of the purchase or redemption or other acquisition of the Subordinated Obligations) shall be made by or on behalf of the Borrower and (b) no Subordinated Party shall (i) ask, demand, sue for, take or receive from the Borrower, by set-off or in any other manner any payment on account of the principal of, or interest or premium (if any) on, or any other amount in respect of, the Subordinated Obligations or (ii) seek any other remedy allowed at law or in equity against the Borrower for breach of the Borrower’s obligations under any instruments representing such Subordinated Obligations, provided, that nothing herein shall be deemed to prohibit payment of any of the Subordinated Obligations from the proceeds of Restricted Payments (as defined in the Credit Agreement) paid in accordance with Section 10.03 of the Credit Agreement.  The provisions of this Section 2.03 shall not alter the rights of the holders of Senior Obligations under the provisions of Section 2.02 hereof.

2.04  Payments In Trust.  If the Subordinated Party shall at any time receive any payment or distribution that is not permitted under this Section 2, such payment or distribution shall be held by the Subordinated Party in trust for the benefit of, and shall be promptly paid over and delivered to, in the form received but with any necessary endorsements, the Administrative Agent for the benefit of the holders of Senior Obligations (pro rata as to each of such holders on the basis of the respective amounts of Senior Obligations held by them) and until all the Senior Obligations shall have been paid in full, for application to the payment of all Senior Obligations then due and remaining unpaid to the extent necessary to pay all Senior Obligations in cash in accordance with their respective terms, after giving effect to any concurrent payment or distribution to or for the holders of Senior Obligations.

2.05  Subrogation.  After all Senior Obligations are paid in full in cash or its equivalent and all commitments to advance any Senior Obligations have been terminated, and until the Subordinated Obligations are paid in full, the Subordinated Party shall be subrogated (equally and ratably with the holders of all indebtedness of the Borrower that by its express terms is subordinated to Senior Obligations of the Borrower to the same extent as the Subordinated Obligations are subordinated and that is entitled to like rights of subrogation) to the rights of the holders of Senior Obligations to receive distributions applicable to Senior Obligations to the extent that distributions otherwise payable to the Subordinated Party have been applied to payment of Senior Obligations.

TERMS OF SUBORDINATION

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2.06  No Impairment.

(a)           Nothing in this Section 2 shall (i) impair, as between the Borrower and the Subordinated Party, the absolute and unconditional obligation of the Borrower to pay principal of and interest on the Subordinated Obligations in accordance with their terms, (ii) affect the relative rights of the Subordinated Party and the creditors of the Borrower other than the holders of Senior Obligations, (iii) if applicable, prevent the Subordinated Party from exercising remedies upon the occurrence of an “event of default” under the applicable agreement between the Borrower and the Subordinated Party, subject to the rights of holders of Senior Obligations under this Section 2 or (iv) create or imply the existence of any commitment on the part of the holders of Senior Obligations to extend credit to the Borrower.

(b)           No right of any present or future holder of Senior Obligations to enforce the subordination provisions of this Section 2 shall at any time in any way be prejudiced or be impaired by any act or failure to act by the Borrower or anyone in custody of its assets or property or by its failure to comply with these Terms of Subordination.  Without in any way limiting the generality of the foregoing, the holders of the Senior Obligations may, at any time and from time to time, without the consent of or notice to the Subordinated Party, without incurring any responsibility to the Subordinated Party and without impairing, limiting or releasing the subordination provided in this Section 2 or the obligations under this Section 2 of the Subordinated Party to the holders of the Senior Obligations, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Senior Obligations or any instrument evidencing the same or any agreement under which Senior Obligations are outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Obligations; (iii) release any Person guaranteeing or otherwise liable for Senior Obligations; and (iv) exercise or refrain from exercising any rights against the Borrower, any other Person or any collateral securing any Senior Obligations.

2.07  Reliance by Holders of Senior Obligations on Subordination Provisions.  Each Subordinated Party by entering into the agreements or other instruments to which it is a party or of which it is a beneficiary evidencing Subordinated Obligations acknowledges and agrees that the provisions of this Section 2 are, and are intended to be, an inducement and a consideration to each holder of any Senior Obligations, whether such Senior Obligations were created or acquired before or after the issuance or incurrence of the Subordinated Obligations, to acquire and continue to hold, or to continue to hold, such Senior Obligations and such holder of Senior Obligations shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Obligations.  The provisions of this Section 2 may not be amended, altered or modified without the consent of the holders of such Senior Obligations.

TERMS OF SUBORDINATION

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2.08  Agent to Effectuate Subordination.  Each Subordinated Party hereby appoints the Administrative Agent as its attorney-in-fact to take such actions as may be necessary to effectuate the subordination provided for in this Section 2, including in any proceeding referred to in Section 2.02.  If a Subordinated Party does not file any proof or claim of debt in any such proceeding within 30 days prior to the last date for the filing of any such proof or claim of debt, then, so long as any Senior Obligations shall be outstanding, the Administrative Agent shall be entitled, and is hereby authorized, to file any appropriate proof or claim on behalf of the Subordinated Party.

2.09.  No Waiver of Provisions.  No right of the Administrative Agent or any holder of any Senior Obligations to enforce this Section 2 shall in any way be impaired by any act or failure to act on the part of the Borrower or on the part of the Administrative Agent or any such holder or by any noncompliance by the Borrower with the terms of any agreement or instrument evidencing the Subordinated Obligations, the Credit Agreement or any Financing Document, whether or not the Administrative Agent or any such holder has knowledge of such noncompliance.  Without limiting the generality of the foregoing, the Administrative Agent and such holders may, without notice to or consent from the Subordinated Party and without impairing the right of the Administrative Agent or any such holder to enforce this Section 2, do any of the following:

(a)           amend, modify, supplement, renew, replace, or extend the terms of all or any part of the Senior Obligations or the Credit Agreement or any other Financing Document in any respect whatsoever;

(b)           sell or otherwise transfer, release, realize upon or enforce or otherwise deal with, all or any part of the Senior Obligations or the Credit Agreement or any other Financing Document or any collateral securing or guaranty supporting all or any part of the Senior Obligations;

(c)           settle or compromise all or any part of the Senior Obligations or any other liability of the Borrower to the Administrative Agent or any such holder and apply any sums received to the Senior Obligations or any such liability in such manner and order as the Administrative Agent or any such holder may determine; and

(d)           fail to take or to perfect, for any reason or for no reason, any Lien (as defined in the Credit Agreement) securing all or any part of the Senior Obligations, exercise or delay in or refrain from exercising any remedy against the Borrower or any security or guarantor for all or any part of the Senior Obligations, or make any election of remedies or otherwise deal freely with respect to all or any part of the Senior Obligations or any security or guaranty for all or any part of the Senior Obligations.

TERMS OF SUBORDINATION

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